This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to
Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on December 8, 2022
and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. [*]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

AMENDMENT NO. 2 TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

____________________________

Cordyceps Sunshine Biotech Holdings Co., Ltd.

(Exact name of registrant as specified in its charter)

____________________________

Cayman Islands	2833	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6th Fl., No. 15, Lane 548, Ruiguang Road,
Neihu District,
Taipei City, Taiwan
+886-2-27489091

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

____________________________

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
+1-212-947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________________

With a Copy to:

William Rosenstadt, Esq.
Mengyi “Jason” Ye, Esq.
Yarona Yieh, Esq.
Ortoli Rosenstadt LLP
366 Madison Ave, 3rd Floor
New York, NY 10017
(212) 588-0022

____________________________

Approximate date of commencement of proposed sale to the public:    Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Class of Securities to be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Share(3)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee
Ordinary shares, par value $0.0001 per share(1)(2)	11,120,000	$0.02	$222,400	$24.26

____________

(1)      Pursuant to Rule 416 under the Securities Act, there are also being registered such indeterminate number of additional securities as may be issued to prevent dilution resulting from share splits, share dividends or similar transactions.

(2)      The 11,120,000 ordinary shares being registered were issued to certain selling shareholders in private placements conducted on August 13, 2021.

(3)      Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act. Our ordinary shares are not traded on any national exchange and in accordance with Rule 457, the offering price was determined by the average selling price of our ordinary shares that were sold to our shareholders in a private placement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION ON DECEMBER 8, 2022

Cordyceps Sunshine Biotech Holdings Co., Ltd.

11,120,000 Ordinary Shares

This prospectus relates to the resale of 11,120,000 ordinary shares, par value $0.0001 per share, of Cordyceps Sunshine Biotech Holdings Co., Ltd., a Cayman Islands company (the “Company”), by those shareholders named in the section of this prospectus entitled “Selling Shareholders” (each, a “Selling Shareholder” and collectively, the “Selling Shareholders”). We issued the 11,120,000 ordinary shares in connection with a Regulation S private placement conducted in August 2021.

We are not selling any ordinary shares in this offering, and we will not receive any proceeds from the sale of the ordinary shares by the Selling Shareholders.

The Selling Shareholders may offer all or part of the shares for resale from time to time through public or private transactions, at a fixed price of $0.02 per share until the ordinary shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB (as defined below), at which time they may be sold at prevailing market prices or in privately negotiated transactions. See “Plan of Distribution” beginning on page 35 for more information.

No underwriter or other person has been engaged to facilitate the sale of ordinary shares in this offering. The Selling Shareholders may be deemed underwriters of the ordinary shares that they are offering. We have agreed to pay certain expenses in connection with this registration statement, to which this prospectus forms a part. The Selling Shareholders will pay all underwriting discounts and selling commissions, if any, in connection with the sale of the ordinary shares.

No public market currently exists for our ordinary shares, and a public market may never develop, or, if any market does develop, it may not be sustained. Our ordinary shares are not traded on any exchange or on the over-the-counter market. After the effective date of the registration statement relating to this prospectus, we hope to have a market-maker file an application with the Financial Industry Regulatory Authority (“FINRA”) for our ordinary shares to be eligible for quotation on the over-the-counter markets administered by the OTC Markets Group, Inc. (“OTC”). To be eligible for quotation, registrants must remain current in their periodic filings with the SEC. We plan to apply to be listed on the OTC’s Venture Market (the “OTCQB”). If we are not able to pay the expenses associated with our reporting obligations, we will not be able to apply for quotation on the OTCQB. We currently do not have a market- maker who has agreed to file such application for quotation on the OTC. There can be no assurance that our ordinary shares will ever be quoted on a quotation service or listed on a stock exchange, or that any public market for our stock will develop.

Investors are cautioned that you are not buying shares of a China-based operating company but instead are buying shares of a Cayman Islands holding company with operations conducted by our subsidiaries based in China and that this structure involves unique risks to investors.

Cordyceps Sunshine Biotech Holdings Co., Ltd. is a holding company incorporated in Cayman Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries established in the People’s Republic of China, or “PRC” or “China”. For purpose of this registration statement of which this prospectus forms a part, People’s Republic of China does not include Taiwan and the special administrative regions of Hong Kong and Macau. Unless otherwise stated, as used in this prospectus and in the context of describing our operations and consolidated financial information, “we,” “us,” “our company,” “our,” or “Cordyceps Sunshine” refers to Cordyceps Sunshine Biotech Holdings Co., Ltd. and its subsidiaries, including but not limited to our subsidiaries in China.

Investors in our ordinary shares should be aware that they are purchasing equity solely in Cordyceps Sunshine Biotech Holdings Co., Ltd., our Cayman Islands holding company. They will not hold equity interests in the Chinese operating entities. Our ordinary shares offered in this offering are shares of our Cayman Islands holding company instead of shares of our subsidiaries in China. Because of our corporate structure, we as well as the investors are subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations. If the Chinse regulatory authorities disallow our operating structure in the future, it will likely result in a material change in our financial performance and our results of operations and/or the value of our ordinary shares, which could cause the value of such securities to significantly decline or become worthless. For a description of relevant PRC-related risks to this offering, see “Risk Factors — Risks Relating to Doing Business in China” and “Risk Factors — Risks Relating to the Offering and Our Ordinary Shares.”

Because of our corporate structure, we as well as the investors are subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, and regulatory review of oversea listings of PRC companies through a holding company. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. We may also be subject to sanctions imposed by PRC regulatory agencies including the Chinese Securities Regulatory Commission (“CSRC”) if we fail to comply with their rules and regulations. The Chinese regulatory authorities could disallow our operating structure in the future, and this would likely result in a material change in our financial performance, our results of operations, our actual operations in China, and/or the value of our ordinary shares, which could cause the value of such securities to significantly decline or become worthless. For a description of relevant PRC-related risks to this offering, see “Risk Factors — Risks Relating to Doing Business in China” and “Risk Factors — Risks Relating to the Offering and Our Ordinary Shares.”

We face various legal and operational risks and uncertainties related to being based in and having all of our operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business, accept foreign investments, or list on U.S. or other foreign exchanges. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, as well as oversight on cybersecurity and data privacy. Such risks could result in a material change in our operations and/or the value of our ordinary shares or could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. We do not believe that we are directly subject to these regulatory actions or statements, as we do not have a variable interest entity structure and our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. Because these statements and regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies in China will respond to them, or what existing or new laws or regulations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and list on an U.S. exchange. For a detailed description of risks related to doing business in China, see “Risk Factors — Risks Relating to Doing Business in China” and “Risks Relating to the Offering and Our Ordinary Shares.”

Cordyceps Sunshine Cayman is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Hong Kong and PRC through loans or capital contributions without restrictions on the amount of the funds. Our subsidiary in Hong Kong is also permitted under the laws of Hong Kong SAR to provide funding to Cordyceps Sunshine Cayman through dividend distributions without restrictions on the amount of the funds. Current PRC regulations permit Cordyceps Sunshine WFOE to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this prospectus, no cash or asset transfers, dividends, or distributions have occurred among the Company, its subsidiaries, and investors. We do not expect to pay any cash dividends in the foreseeable future. See “Prospectus Summary — Transfers of Cash to and from Our Subsidiaries” on page 8, “Prospectus Summary — Summary Financial Information” on page 15, and “Consolidated Financial Statements” starting on F-1.

Our ordinary shares may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. Pursuant to HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. According to the PCAOB, its December 2021 determinations under the HFCA Act remain in effect. The PCAOB is required to reassess these determinations by the end of 2022. Under the PCAOB’s rules, a reassessment of a determination under the HFCA Act may result in the PCAOB reaffirming, modifying or vacating the determination. However, if the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, the PCAOB is likely to determine by the end of 2022 that positions taken by authorities in the PRC obstructed its ability to inspect and investigate registered public accounting firms in mainland China and Hong Kong completely, then the companies audited by those registered public accounting firms would be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act.

As of the date of the prospectus, Keith K Zhen CPA, our auditor, is based in U.S and not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. See “Risk Factors — Risks Relating to Doing Business in China — Our ordinary shares may be prohibited from trading on the OTC markets as a result of the recent enactment of the Holding Foreign Companies Accountable Act” on page 24.

This prospectus provides a general description of the securities being offered. You should read this prospectus and the registration statement of which it forms a part before you invest in any securities.

Investing in our ordinary shares involves risks. You should review carefully the risks and uncertainties described under the heading “Risk Factors”.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (the “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE ORDINARY SHARES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is            , 2022.

You should not assume that the information contained in the registration statement to which this prospectus is a part is accurate as of any date other than the date hereof, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares being registered in that registration statement of which this prospectus forms a part.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. The Selling Shareholders are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where offers and sales are permitted. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

Until             , 2022 (the 90th day after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in the ordinary shares. Before making an investment decision, you should carefully read the entire prospectus. In particular, attention should be directed to the sections entitled “Risk Factors”, “Business”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes thereto contained herein.

Prospectus Conventions

Except where the context otherwise requires and for purposes of this prospectus only, “we”, “us”, “our company”, “Company”, “our” and “Cordyceps Sunshine” refer to

•        Cordyceps Sunshine Biotech Holdings Co., Ltd (“Cordyceps Sunshine Cayman” when individually referenced), a Cayman Islands company;

•        Cordyceps Sunshine Biotech Co., Limited. (Hong Kong) (“Cordyceps Sunshine HK”), a limited liability company incorporated in Hong Kong and a wholly-owned subsidiary of Cordyceps Sunshine Cayman;

•        Chengdu Skyherb Biotechnology Co., Ltd. (China) (“Chengdu Skyherb” or “Cordyceps Sunshine WFOE”), a wholly foreign-owned enterprise (“WFOE”) formed under the laws of the People’s Republic of China (the “PRC”) and a wholly-owned subsidiary of Cordyceps Sunshine HK;

•        Taiwan Branch of Cordyceps Sunshine Biotech Holdings Co., Ltd (“Cordyceps Sunshine Taiwan Branch”)

Professional terms in the prospectus are defined as follows:

•        “Cordyceps” is a fungus that lives on certain caterpillars and is usually formed by stipe (defined below) and stroma (defined below)

•        “Cordycepin” shall refer to a compound which is extracted from Cordyceps.

•        “Deep processing” shall refer to the processing of Cordyceps as raw material into finished Chinese medicinal material products or other Cordyceps products that can be consumed by customers.

•        “Hyphae” shall refer to a long, branched filamentous structure in filamentous fungi. It is the structural unit of most fungi, which refers to the description of the state of fungi in the process of spread.

•        “Mycelium” means a large number of hyphae filling with a carrier.

•        “Stipe” means the grass body part of Cordyceps.

•        “Stroma” means the caterpillar body part of Cordyceps.

Our business is conducted by Chengdu Skyherb, our subsidiary in the PRC, using RMB, the currency of China. Our consolidated financial statements are presented in United States dollars. In this prospectus, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

Overview

Cordyceps Sunshine Biotech Holdings Co., Ltd (“Cordyceps Sunshine Cayman”) was incorporated in Cayman Islands on May 4, 2020, and primarily conducts business through its wholly-owned subsidiary, Chengdu Skyherb Biotechnology Co., Ltd. (China) (“Chengdu Skyherb”). Chengdu Skyherb was incorporated under the laws of PRC on June 5, 2020 and focuses on cultivating and sales of cordyceps. We specialize in the research, development, manufacturing, and marketing of cordyceps.

Our Product

Our primary product is Cordyceps, Ophiocordyceps Sinensis, a valuable Chinese medicinal material with a long history of application in China. Based on some relevant documents and our own industry experience, we briefly introduce the product as follows:

Cordyceps is a species of parasitic fungus that is typically found in north-eastern mountainous China, and the Hepialidae, a kind of caterpillar. The base of the mushroom first originates from an insect larval host and ends at the club-like cap, including the stipe and stroma. The fruit body is dark brown to black, and the root of organism, the larval body pervaded by the mycelium, is yellowish to brown color. The immature larvae (host) on which Cordyceps grows usually lies about 6 inches below the surface of the ground. As the fungus approaches maturity, it consumes more than 90% of the infected insect effectively mummifying its host. Cordyceps contains various chemical compositions, such as nucleotide, polysaccharide, mannitol, superoxide dismutase and sterols, etc.

Some, but not all, of the precautions for taking Cordyceps are summarized as follows:

•        Cordyceps should not be taken in case of coagulation dysfunction, which may increase the risk of bruises or bleeding, because Cordyceps may slow down blood coagulation.

•        Cordyceps should not be taken together with prescription drugs, such as Antidepressants, antiviral drug, Immunosuppressant, Diabetes drugs, Cyclophosphamide, etc. As drugs interaction may cause adverse side effects.

•        Not suitable for pregnant women, lactating women or baby, which may inhibit the growth of the fetus or baby.

•        Do not use for those who have been allergic to mold or yeast, which may induce allergic reaction.

•        Patients with hypertension, stroke and tumor must be careful when using Cordyceps, otherwise it will increase blood pressure, induce intracerebral hemorrhage and even spread the tumor.

Based on market research, our Company produces two kinds of Cordyceps — dry Cordyceps and fresh Cordyceps. The production of Cordyceps begins only after receiving a customer order to ensure that every piece of fresh or dry Cordyceps received by customers is freshly produced.

Dry cordyceps has a long shelf life and is convenient to store and carry. It accounts for 90% of our Cordyceps products. Conversely, fresh Cordyceps has a short shelf life and is inconvenient to store and carry. It accounts for 10% of our cordyceps products.

Our Cordyceps products are cultivated in our breeding center, and is different from other wild Cordyceps in the market. Wild Cordyceps mainly grow in high altitude and cold areas in the wild, while our artificial Cordyceps are cultivated in indoor artificial simulated wild-like environment. Correspondingly, we adopt scientific breeding methods to cultivate Cordyceps, which is different from traditional breeding methods. Traditional breeding refers to the process of cultivating Cordyceps in a large container, while scientific breeding refers to hatching larvae in the indoor artificial environment created by us.

All Cordyceps products we provided to the market are cultivated using scientific breeding method. To ensure quality control, we commissioned Xi’an United Nations Quality Detection Technology Co., Ltd, a third party quality testing institution, to test Cordyceps Properties, content of lead, cadmium, arsenic, mercury, copper. Traditional breeding, also known as centralized breeding, refers to a cultivation method that hundreds of Cordyceps are cultivated in a container, which may cause more diseases and pests, but less labor cost. Scientific breeding requires one container for one Cordycep, which leads to more labor cost. The scientific breeding method has indeed reduced the cross infection among Cordyceps larvae, reduced the mortality of larvae, and effectively reduced the costs that needed to deal with cross infection. According to the management’s experience and knowledge, we believe the scientific breeding method has reduced 20% – 40% of the total cultivation cost. We continue to achieve to reduce diseases and pests, improve management efficiency and reduce labor costs by using appropriate breeding equipment and technique. With our capacity of mass production of Cordyceps, we can not only fill the output gap in the market, but also develop more high-quality processing products of Cordyceps, so that customers can enjoy Cordyceps products in a more convenient way.

We care about the quality of each batch of Cordyceps delivered from our factory. To ensure quality control, we commissioned Xi’an United Nations Quality Detection Technology Co., Ltd, a third party quality testing institution, to perform quality testing for our Cordyceps sample for each batch. The items of inspection included Cordyceps Properties, content of lead, cadmium, arsenic, mercury, copper.

As of the date of this prospectus, regulatory bodies in China do not require Cordyceps that are cultivated to be assessed the safety or efficacy, and therefore our products are not required to be assessed the safety or efficacy. This third party professional quality assessment is a measure implemented by the company to ensure the quality of Cordyceps.

Sales and Marketing

Currently, our sales heavily depend on our connections with Cordyceps distributors and retail customers in Mainland China. This is a relatively small network since there is not many distributors, dealers, and retail customers in the Cordyceps industry. As of June 30, 2022, December 31, 2021 and December 31, 2020, we had three, five and two Cordyceps distributors and six, ten and zero retail customers, most of which are third parties. Generally, distributors purchase larger quantities of products continuously, while retailers purchase smaller quantities. We plan to engage more qualified distributors and retailers and to sign long-term cooperation agreements with them in order to strengthen our distribution network.

The sales department is responsible for keeping in touch with Cordyceps distributors and retail customers on a regular basis, and actively exploring new distributors and retail customers through Internet platforms, peer recommendations, industry exhibitions, etc. Our management and sales department review and approve the quotations provided by distributors and retailers, and determine whether to sign sales contracts with them.

After the sales contracts are signed, the staff of the sales department will deal with the sales process according to the contracts, including handling customers’ instructions, arranging warehouse picking up and shipping, and coordinating payments from customers.

In case of disputes, the sales department will consider the requirements of the customers and determine the resolutions which are complied with our sales policies and will be finally approved by the management. As of the date of this prospectus, we have not had any disputes with the distributors and retailers.

Before we start to cultivate Cordyceps, customers sign contracts with us for a total consideration. We then cultivate and produce the Cordyceps in the workshop, and conduct inspection before delivering to the customers. Full payment should be settled before each shipment.

For the period from May 4, 2020 to December 31, 2020, 68% of our total revenues, in the amount of $91,262, was derived from training of Cordyceps cultivation, and the other 32% of our total revenue, in the amount of $43,458, was derived from product sales to a related party. In 2020, the Company provided one customer with training service to lean Cordyceps related knowledge and preliminary artificial cultivation technology. The customer wished to cooperate with the Company to join the Cordyceps artificial cultivation field. The Company recognizes training service revenue for cordyceps cultivation service over time as performance obligations are satisfied over the life of the service. This was a onetime transaction. The Company did not provided such training service during the six months ended June 30, 2022 and the fiscal year ended December 31, 2021.

In the year ended December 31, 2021, we derived all our revenue from product sales of $879,318.

The Company sold cordyceps of $182,775 and $43,458 to Chengdu Zangqingyuan Herb Co., Ltd., a related party of the Company, in the year ended December 31, 2021 and the period from May 4, 2020 (inception) to December 31, 2020 respectively. The Company sold cordyceps of $93,012 and $0 to Foshan Xiongluyu Tea Co., Ltd., a related party of the Company, in the year ended December 31, 2021 and the period from May 4, 2020 (inception) to December 31, respectively.

As a result, for the year ended December 31, 2021 and the period from May 4, 2020 (inception) to December 31, 2020, we derived sales of 31.4% and 32.3% from related parties, respectively.

For the six months ended June 30, 2022, we derived all our revenue from product sales of $203,172. There was no related party sales transaction for the six months ended June 30, 2022.

Our current sales and distribution arrangements, including payment terms, are determined on a case-by-case basis. Our sales policy treats related parties and third parties alike.

Our Cordyceps is sold exclusively under our brand name and our product is in China. We understand the importance of branding and thus we conduct marketing activities to promote and enhance our image and brand name. Our marketing efforts are concentrated on interviews, news reports and roadshows.

Our Competitive Strength

•        Leading-edge Technology and R&D team

•        Scientific Information Monitoring and Management System

•        Largest Cultivating Center for Seedling and Thallus and Largest Research Center for Deep Processing and Extraction of Cordyceps

•        Experienced management with a strong track record

Our Growth Strategies

•        Increase Brand Awareness to Achieve National Recognition

•        Integrate Our Internal Manufacturing Capability to Ensure Quality and Supply

•        Further Expand Our Distribution Network to Increase the Prevalence of Our Products

•        Accelerate Technology Innovation and Joined the Industry of Biotechnology

Our Challenges

We have a very limited operating history on which to base an evaluation of our business and prospects. Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of their development. Our ability to realize our business objectives and execute our strategies is subject to risks and uncertainties, including but not limited to the following:

•        our limited operating history;

•        we incur net losses in operation and negative operating cash flow for the past two fiscal years;

•        our ability to generate positive operating cash flow and finance our operation;

•        our ability to compete in a competitive environment;

•        our operations are currently subject to five major suppliers who supplied us the raw materials for our products;

•        our ability to grow and harvest sufficient Cordyceps to satisfy our production requirements;

•        we may fail to protect our intellectual property;

•        our ability to maintain an effective system of internal control over financial reporting;

•        our future growth depends on new products development and marketing of existing single product;

•        negative publicity surrounding U.S.-listed Chinese companies may unfairly harm our reputation and adversely affect our ability to access capital markets to grow our business; and

•        the regulatory and legal system in China is complex and developing, and future regulations may impose additional requirements on our business.

In addition, we have not yet established an ongoing source of revenues and cash flows sufficient to cover the operating costs to allow us to continue as a going concern. We incurred net loss of $405,567 for the six months ended June 30, 2022. We also incurred loss of $491,006 and $13,476 for the year ended December 31, 2021 and the period from May 4, 2020 (inception) to December 31, 2020, respectively. As of December 31, 2021, the Company had an accumulated deficit of $504,482. As of June 30, 2022, the Company had an accumulated deficit of $910,049. These factors among others raise substantial doubt about the ability to continue as a going concern for a reasonable period of time.

In order to continue as a going concern, we will need, among other things, additional capital resources. Our plan is to obtain capital from management to meet our minimal operating expenses and seek third party equity and/or debt financing. However, management cannot provide any assurances that we will be successful in accomplishing any of our plans. There is no assurance that additional financing will be available to us. If we were unable to meet our future funding requirements for working capital and for general business purposes, we could experience operating losses and limit our marketing efforts as well as decrease or eliminate capital expenditures. If so, our operating results, our business results and our financial position would be adversely affected. For more information, see “Risks Factors — Risks relating to our business and industry, beginning on page 26 of this prospectus.

Summary of Risk Factors

Investing in our ordinary shares involves a high degree of risk. Below is a summary of material factors that make an investment in our ordinary shares speculative or risky. Importantly, this summary does not address all of the risks that we face. Please refer to the information contained in and incorporated by reference under the heading “Risk Factors” on page 18 of this prospectus.

Risks Relating to Doing Business in China

Risks and uncertainties record to doing business in China, beginning on page 18 of this prospectus, include but are not limited to the following:

•        There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.

•        The uncertainty regarding the enforcement of laws and the risk that rules and regulations in China can change quickly with little advance notice, which could limit the legal protection available to you and us.

•        The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

•        PRC regulation of loans to and direct investment by offshore holding companies in PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating companies, which could materially and adversely affect our liquidity and ability to fund and expand our business.

•        A failure by our stockholders or beneficial owners who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.

•        We may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act (“FCPA”) and Chinese anti-corruption law.

•        If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matters. Any unfavorable results from the investigations could harm our business operations, this offering and our reputation.

•        It is unclear whether we will be subject to the oversight of the Cyberspace Administration of China (CAC) and how such oversight may impact us. Our business could be interrupted or we could be subject to liabilities which may materially and adversely affect the results of our operation and the value of your investment.

•        Our ordinary shares may be prohibited from trading on the OTC markets as a result of the recent enactment of the Holding Foreign Companies Accountable Act.

Risks Relating to Our Business and Industry

Risks and uncertainties relating to our business and Industry, beginning on page 26 of this prospectus, include but are not limited to the following:

•        Our current business is significantly based on a single product, which currently accounts for approximately 100 percent of our revenues, and we may not be able to generate significant revenue if this product fails

•        We may not be able to grow and harvest sufficient Cordyceps to satisfy our production requirements and any decline in the amount or quality of Cordyceps could reduce our sales and negatively affect our results of operations, financial condition and business prospects.

•        Our sales and reputation may be affected by product liability claims, product recalls, pests contamination risks, or adverse publicity in relation to our products.

•        Our past results may not be indicative of our future performance and evaluating our business and prospects may be difficult.

•        Our revenue for the six months ended June 30, 2022, the fiscal years ended December 31, 2021 and 2020 was from two, five and two major customers, respectively. The loss of any of these customers would reduce our revenues and our profitability.

•        We had two, three and one major suppliers who supplied us the raw materials for our products for the six months ended June 30, 2022, the fiscal year ended December 31, 2021 and 2020.

•        We may require substantial additional funding in the future for our ability to continue as a going concern. There is no assurance that additional financing will be available to us. If we were unable to meet our future funding requirements for working capital and for general business purposes, our business results and our financial position would be adversely affected.

Risks Relating to the Offering and Our Ordinary Shares

Risks and uncertainties relating to the offering our ordinary shares, beginning on page 30 of this prospectus, include but are not limited to the following:

•        The highly concentrated ownership and voting power of the Company may impact shareholders’ interests in the Company.

•        There has been no public market for our ordinary shares, an active trading market for our ordinary shares may not develop, and you may not be able to resell our ordinary shares at or above the price you pay for them, or at all.

•        We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

•        If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

•        The market price for the ordinary shares may be volatile.

See the “Risk Factors” section, beginning on page 18, and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Holding Foreign Company Accountable Act

U.S. laws and regulations, including the Holding Foreign Companies Accountable Act, or HFCAA, may restrict or eliminate our ability to complete a business combination with certain companies, particularly those acquisition candidates with substantial operations in China.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. If our auditor cannot be inspected by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. According to the PCAOB, its December 2021 determinations under the HFCA Act remain in effect. The PCAOB is required to reassess these determinations by the end of 2022. Under the PCAOB’s rules, a reassessment of a determination under the HFCA Act may result in the PCAOB reaffirming, modifying or vacating the determination. However, if the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, the PCAOB is likely to determine by the end of 2022 that positions taken by authorities in the PRC obstructed its ability to inspect and investigate registered public accounting firms in mainland China and Hong Kong completely, then the companies audited by those registered public accounting firms would be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act.

As of the date of the prospectus, Keith K Zhen CPA, our auditor, is based in U.S and not subject to the determinations as to inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.

However, these recent developments would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. See “Risk Factors — Risks Related to Doing Business in China — Our ordinary shares may be prohibited from trading on the OTC markets as a result of the recent enactment of the Holding Foreign Companies Accountable Act” on page 24.

Transfers of Cash to and from Our Subsidiaries

Cordyceps Sunshine Cayman is permitted under the laws of the Cayman Islands to provide funding to our subsidiary incorporated in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Our subsidiary in HK is permitted under the respective laws of Hong Kong to provide funding to Cordyceps Sunshine Cayman through dividend distributions without restrictions on the amount of the funds. There are no restrictions on dividends transfers from HK to the Cayman Islands.

The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. The Company is able to transfer cash (US Dollars) to its PRC subsidiary through an investment (by increasing the Company’s registered capital in a PRC subsidiary). The Company’s subsidiary in the PRC have not transferred any earnings or cash to the Company to date. As of the date of this prospectus, there has not been any assets or cash transfers between the holding company and its subsidiaries. As of the date of this prospectus, there has not been any dividends or distributions made to US investors. The Company’s business is primarily conducted through its subsidiary. The Company is a holding company and its material assets consist solely of the ownership interests held in its PRC subsidiary. The Company will be dependent on dividends paid by its subsidiary for its working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to its shareholders, (ii) to service any debt obligations and (iii) to pay operating expenses. As a result of PRC laws and regulations (noted below) that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, the Company’s PRC subsidiary is restricted in that respect, as well as in other respects noted below, in their ability to transfer a portion of their net assets to the Company as a dividend.

With respect to transferring cash from the Company to its subsidiary, increasing the Company’s registered capital in a PRC subsidiary requires the filing with the local commerce department, while a shareholder loan requires a filing with the State Administration of Foreign Exchange or its local bureau. Aside from the declaration to the State Administration of Foreign Exchange, there is no restriction or limitations on such cash transfer or earnings distribution.

With respect to the payment of dividends, we note the following:

1.      PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and PRC regulations (an in-depth description of the PRC regulations is set forth below);

2.      Our PRC subsidiary is required to set aside, at a minimum, 10% of their net income after taxes, based on PRC accounting standards, each year as statutory surplus reserves until the cumulative amount of such reserves reaches 50% of their registered capital;

3.      Such reserves may not be distributed as cash dividends;

4.      Our PRC subsidiary may also allocate a portion of their after-tax profits to fund their staff welfare and bonus funds; except in the event of a liquidation, these funds may also not be distributed to shareholders; the Company does not participate in a Common Welfare Fund; and

5.      The incurrence of debt, specifically the instruments governing such debt, may restrict a subsidiary’s ability to pay stockholder dividends or make other cash distributions.

If, for the reasons noted above, our subsidiary is unable to pay shareholder dividends and/or make other cash payments to the Company when needed, the Company’s ability to conduct operations, make investments, engage in acquisitions, or undertake other activities requiring working capital may be materially and adversely affected. However, our operations and business, including investment and/or acquisitions by our subsidiary within China, will not be affected as long as the capital is not transferred in or out of the PRC.

We have not declared or paid any dividends on our ordinary shares since our inception, and have no current plans to pay dividends on our ordinary shares. The declaration and payment of future dividends to holders of our ordinary shares will be at the discretion of our director and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors deemed relevant by our director. In addition, as a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries, or covenants of future indebtedness that we or they may incur. We do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ordinary shares for return on your investment.

In the event we pay dividends in the future, you will be taxed on the U.S. dollar value of your dividends, if any, at the time you receive them, even if you actually receive a smaller amount of U.S. dollars when the payment is in fact converted into U.S. dollars. Specifically, if a dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot rate of the foreign currency to the U.S. dollar on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Thus, if the value of the foreign currency decreases before you actually convert the currency into U.S. dollars, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

As of the date of this prospectus, no cash or asset transfers, dividends, or distributions have occurred among the Company, its subsidiaries, and investors. We do not expect to pay any cash dividends in the foreseeable future.

Regulatory Permission

Cordyceps Sunshine Cayman and our PRC subsidiary currently have received all material permissions and approvals required for our operations in compliance with the relevant PRC laws and regulations in the PRC. Currently, our PRC subsidiary is not required to obtain additional licenses or permits beyond a regular business license for its operations. Our PRC subsidiary is required to obtain a business license from the local branch of the State Administration for Market Regulation (“SAMR”). Our PRC subsidiary has obtained a valid business license for its respective business scope, and no application for any such license has been denied.

As of the date of this prospectus, except for the business license, Cordyceps Sunshine Cayman and our PRC subsidiary are not required to obtain any other permissions or approvals from any Chinese authorities to operate its business. As of the date of this prospectus , PRC subsidiary is not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve of its PRC subsidiaries’ operations. However, applicable laws and regulations may be tightened, and new laws or regulations may be introduced to impose additional government approval, license and permit requirements. If we or our subsidiaries fail to obtain and maintain such approvals, licenses, or permits required for our business, inadvertently conclude that such approval is not required, or respond to changes in the regulatory environment, we or our subsidiaries could be subject to liabilities, penalties and operational disruption, which may materially and adversely affect our business, operating results, financial condition and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges or the over the counter trading market in the U.S, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges or the over the counter trading market, we will not be able to continue listing on it, which would materially affect the interest of the investors. It is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges or the over the counter trading market in the U.S in the future, and when such permission is obtained, whether it will be rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government and has not received any denial to list on a U.S. exchange or the over the counter trading market, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. If we are subsequently advised by any Chinese authorities that permission for this offering and/or listing on the over the counter trading market in the U.S was required, we may not be able to obtain such permission in a timely manner, if at all. If this risk occurs, our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value or become worthless.

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by PRC Citizens shall obtain the approval of the China Securities Regulatory Commission prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our understanding of the Chinese laws and regulations in effect at the time of this prospectus, we will not be required to submit an application to the CSRC for its approval of this offering and the listing and trading of ordinary shares on the over the counter trading market in the U.S under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions of our PRC counsel summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities, which were made available to the public on July 6, 2021. The Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date of this prospectus, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities. We will continue to closely monitor regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings.

On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“ Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. Therefore, the proposed offering would be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations. However, it is uncertain when the Draft Overseas Listing Regulations will take effect or if they will take effect as proposed. If the Draft Overseas Listing Regulations comes into force before the proposed listing, we may be required to complete the filing procedures with the CSRC in accordance with the contents of the Draft if the Draft Overseas Listing Regulations is not amended.

On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “new Cybersecurity Review Measures”) which took effect on February 15, 2022, and replaced the original Cybersecurity Review Measures. The current Cybersecurity Review Measures expand the cybersecurity review to online platform operators in possession of personal information of over one million users if the operators intend to list their securities in a foreign country. Pursuant to the new Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information also shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas.

As the new Cybersecurity Review Measures took effect on February 15, 2022, as of the date of this prospectus, we believe we are not subject to the cybersecurity review by the CAC for this offering, given that: (i) we are not a network platform operator holding more than one million users’ individual information; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities and we will not be required to obtain any permission from the CAC. However, there remains uncertainty as to how the new Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the new Cybersecurity Review Measures. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we expect to take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations. For more details, see “Risk Factors — Risks Related to Doing Business in China — It is unclear whether we will be subject to the oversight of the Cyberspace Administration of China (CAC) and how such oversight may impact us. Our business could be interrupted or we could be subject to liabilities which may materially and adversely affect the results of our operation and the value of your investment.”

Impact of Covid-19

The COVID-19 pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities globally. Substantially all of our business operations and our workforce are located in China. Given the uncertainty of the development of the COVID-19 pandemic, we believe there is a risk that our business, results of operations, and financial condition will be adversely affected. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the COVID-19 pandemic or mitigate its impact, almost all of which are beyond our control.

The impacts of the COVID-19 pandemic on our business, financial condition, and results of operations include, but are not limited to, the following:

Our operating company in China was incorporated on June 5, 2020 and were not significantly impacted by the lockdown in China. However, because of the uncertainty surrounding the COVID-19 pandemic, the business disruption and the related financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time.

Corporate Information

Our principal executive office is located at 6th Fl., No. 15, Lane 548, Ruiguang Road, Neihu District, Taipei City, Taiwan, and our phone number is +886-2- 27489091. We maintain a corporate website at http://cordyceps-sunshine.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

As of the date of this prospectus, there is no public trading market for our ordinary shares and there is no assurance that a trading market for our ordinary shares will ever develop. We plan to list our ordinary shares on the OTCQB under the symbol “[*].”

The following diagram illustrates our corporate structure:

Cordyceps Sunshine Biotech Holdings Co., Ltd
(“Cordyceps Sunshine Cayman”)
(Cayman Islands)
Branch
Cordyceps Sunshine Biotech Holdings Co., Ltd.
Taiwan Branch.
(“Cordyceps Sunshine Taiwan Branch”)
(Taiwan)
100%
Cordyceps Sunshine Biotech Co., Limited. (Hong Kong)
(“Cordyceps Sunshine HK”)
(Hong Kong)
100%
Chengdu Skyherb Biotechnology Co., Ltd. (China)
(“Chengdu Skyherb”)
(PRC)

Implications of Being an “Emerging Growth Company”

With less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

•        are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis);

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden- parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•        may present only two years of audited financial statements and only two years of related Management’s Discussion & Analysis of Financial Condition and Results of Operations, or MD&A;

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•        are exempt from any proposed new requirements of the PCAOB rules relating to mandatory audit firm rotation and any requirement to include an auditor discussion and analysis narrative in our audit report.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

We will remain an “emerging growth company” until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed US$1 billion, (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the “Exchange Act”), which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iv) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Investors should be aware that we will be subject to the “Penny Stock” rules adopted by the SEC, which regulate broker- dealer practices in connection with transactions in Penny Stocks. These regulations may have the effect of reducing the level of trading activity, if any, in the secondary market for our stock, and investors in our ordinary shares may find it difficult to sell their shares. Please see the disclosure under “Risk Factors — Risks Relating to the Offering and Our Ordinary Shares — Our ordinary shares may be considered a “penny stock” which is subject to restrictions on marketability, so you may not be able to sell your shares”, so you may not be able to sell your shares” in this Prospectus for more information.

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act of 1934. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

The Offering

The summary below describes the principal terms of this offering. Please see the “Plan of Distribution” section for a more detailed description of the terms of the Offering.

Ordinary shares offered by Selling Shareholders:	11,120,000 ordinary shares, par value $0.0001
Ordinary shares outstanding:	111,120,000 ordinary shares
Ordinary shares outstanding after the Offering:	111,120,000 ordinary shares
Offering price per share:

$0.02 (until the ordinary shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions)

Use of proceeds:	We will not receive any proceeds from the sale of ordinary shares by the Selling Shareholders.
Trading Symbol:	[*]
Voting Rights:	Holders of our ordinary shares are entitled to one vote per ordinary shares at all shareholder meetings. See “Description of Securities.”
Dividend Policy:	We currently intend to retain future earnings, if any, to fund the development and growth of our business. Therefore, we do not currently anticipate paying cash dividends on our ordinary shares.
Risk Factors:

An investment in our Company is highly speculative and involves a significant degree of risk. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our ordinary shares.

Transfer Agent:	Vstock Transfer LLC

Summary Financial Information

In the table below, we provide you with selected financial data of our Company. This information is derived from our consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical statements and notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For six months ended June 30, 2022	For the year ended December 31, 2021	For the Period from May 4, 2020 (Inception) to December 31, 2020
Revenue	$203,172	$879,318	$134,720
Cost of revenues	310,829	1,055,530	40,648
Gross profit	(107,657)	(176,212)	94,072
Operating expenses:
Selling expense	2,119	27,298	7,337
General and administrative	284,026	273,670	78,003
Total operating expenses	286,145	300,968	85,340
Income (loss) from operations
Interest income	5	13	7
Interest expense	(37,188)	(12,350)	(20,284)
Other income (expenses)	(2,861)	(1,138)	11
Total other expense	(40,044)	(13,475)	(20,266)
Loss before income taxes provisions	(433,846)	(490,655)	(11,534)
Income tax provisions	823	351	1,942
Net loss	(434,669)	(491,006)	(13,476)
Other comprehensive income (loss)
Foreign currency translation adjustment	31,745	(4,395)	664
Total comprehensive income (loss)	$(402,924)	$(495,401)	$(12,812)
	As of June 30, 2022	As of December 31, 2021	As of December 31, 2020
Cash and cash equivalents	$46,230	$99,684	$294
Total current assets	887,943	1,118,309	949,007
Total non-current assets	1,937,771	2,132,210	1,876,704
Total assets	2,825,714	3,250,519	2,825,711
Total current liabilities	2,935,574	2,909,007	2,413,467
Total non-current liabilities	568,877	617,325	425,056
Total liabilities	3,504,451	3,526,332	2,838,523
Total shareholders’ equity	(678,737)	(275,813)	(12,812)
Total liabilities and shareholders’ equity	$2,825,714	$3,250,519	$2,825,711

For the period from inception May 4, 2020 to December 31, 2020 and for the year ended December 31, 2021, there is no cash transfer transaction occurred between Cordyceps Sunshine Cayman, Cordyceps Sunshine HK and Chengdu Skyherb. Cordyceps Sunshine Cayman, as the listing parent company, received cash from investors and creditors, and pay the professional fees, various charges for listing in US security market.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and “Business,” contains forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•        implementation of our business strategies; and

•        our anticipated capital requirements and future operating performance.

Any statements that relate to future events or conditions, including, without limitation, the statements included in this prospectus that are not historical facts, that relate to industry prospects and that concern our prospective results of operations or financial position, may be deemed to be forward-looking statements. Often, however, our uses of the words “believe,” “anticipate,” “plan,” “expect,” “intend” and similar expressions will identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Although we believe that the expectations reflected in the forward- looking statements contained in this prospectus are reasonable, these statements represent our current expectations and are inherently uncertain. The factors discussed below under “Risk Factors,” among others, could cause actual results, levels of activity, performance or achievements to differ materially from those indicated by these forward-looking statements. Forward-looking statements represent our views as of the date of this prospectus. While we may elect to update these forward-looking statements in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. For all of these reasons, you should not unduly rely on any forward-looking statements.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection for investors than the United States.

Substantially all of our assets are located in the PRC. In addition, our directors and officer are national and resident of Taiwan and all or a substantial portion of his assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or our director and officer, or to enforce against us or him judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global as our authorized representative to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

There is uncertainty as to whether the courts of the Cayman Islands or the PRC would (i) recognize or enforce judgments of United States courts obtained against us or our director or officer predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands or the PRC against us or our director or officer predicated upon the securities laws of the United States or any state in the United States.

It is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. [*] has informed us that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of Cayman Islands as penal or punitive in nature. Furthermore, there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments. However, a judgment obtained in the United States may be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination on the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment: (i) is given by a foreign court of competent jurisdiction; (ii) is final; (iii) is not in respect of taxes, a fine or a penalty; and (iv) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. There are no treaties between China and the United States for the mutual recognition and enforcement of court judgments, thus making the recognition and enforcement of a U.S. court judgment in China difficult.

RISK FACTORS

An investment in our ordinary shares involves a high degree of risk. Before deciding whether to invest in our ordinary shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our ordinary shares to decline, resulting in a loss of all or part of your investment. The risks described below and in the documents referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our ordinary shares if you can bear the risk of loss of your entire investment.

Risks Relating to Doing Business in China

There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.

We conduct substantially all of our business operations in China. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and services and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

The uncertainty regarding the enforcement of laws and the risk that rules and regulations in China can change quickly with little advance notice, which could limit the legal protection available to you and us.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 FIL Draft, which expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC, or the FIL, which came into effect on January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises and the Law of the PRC on Sino-foreign Cooperative Joint Ventures, together with their implementation rules and ancillary regulations. Pursuant to the FIL, foreign investment refers to any investment activity directly or indirectly carried out by foreign natural persons, enterprises, or other organizations, including investment in new construction project, establishment of foreign funded enterprise or increase of investment, merger and acquisition, and investment in any other way stipulated under laws, administrative regulations, or provisions of the State Council.

The PRC Foreign Investment Law also provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the PRC Foreign Investment Law.

In addition, the PRC Foreign Investment Law provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

PRC regulation of loans to and direct investment by offshore holding companies in PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating companies, which could materially and adversely affect our liquidity and ability to fund and expand our business.

As an offshore holding company of PRC operating companies, we may make loans or additional capital contributions to our PRC operating companies. Any loans to our PRC operating companies are subject to PRC regulations. For example, loans to our operating companies in China to finance their activities may not exceed statutory limits and must be registered with SAFE. If we decide to make capital contributions to our operating entities in the PRC, the PRC Ministry of Commerce, or MOFCOM, (or MOFCOM’s local counterpart, depending on the amount involved) may need to approve these capital contributions. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to any such capital contributions. If we fail to receive such approvals, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our ability to fund and expand our business.

A failure by our stockholders or beneficial owners who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.

On July 14, 2014, SAFE promulgated the Circular Relating to Foreign Exchange Administration of Offshore Investment, Financing and Return Investment by Domestic Residents Utilizing Special Purpose Vehicles (“SAFE Circular 37”). SAFE Circular 37 simplifies the registration process for PRC residents (including PRC individuals and PRC corporate entities as well as overseas individuals who do not hold any Mainland legal identity document, but who have habitual residences within the territory of China due to relationship of economic interests) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. Also, for the first time overseas investments by Chinese individuals are formally legalized under SAFE Circular 37. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions.

According to the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment related Foreign Exchange Administration Policies (“Circular 13”), the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment, including the registration of PRC residents who engage in overseas investment and financing and inbound investment via special purpose vehicles under the SAFE Circular 37, is directly reviewed and handled by banks, and the SAFE and its branches shall perform indirect regulation over the direct investment-related foreign exchange registration through local banks. The Circular 13 also simplified handling formalities for certain direct investment-related foreign exchange business, for example, simplifying the administration of the confirmation and registration of foreign investors’ contribution under domestic direct investment, cancelling the filing of overseas re-investment foreign exchange, and cancelling annual inspection of the direct investment-related foreign exchange.

None of our shareholders has permanent residences in PRC; they have not or currently do not hold any domestic rights and interests in domestic enterprises. They are not the PRC residents as specified in SAFE Circular 37. Therefore, there is no need to complete the required registrations for overseas investments with SAFE in accordance with the Circular 37. However, we may not at all times be fully aware or informed of the identities of all our beneficial owners who are PRC residents, and we may not always be able to compel our shareholders to comply with the SAFE Circular 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37 or other related regulations. Failure by any such shareholders or beneficial owners to comply with SAFE Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

We may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act (“FCPA”) and Chinese anti-corruption law.

We are subject to the FCPA and other laws that prohibit improper payments or offers of payments to foreign governments, foreign government officials and political parties by U.S. persons as defined by the statute for purposes of obtaining or retaining businesses. We are also subject to the Chinese anti-corruption law, which strictly prohibits bribes to government officials. We may have agreements with third parties who may make sales in China and U.S., during the process of which we may be exposed to corruption. Activities in China create the risk of unauthorized payments or offers of payments by an employee, consultant or agent of the Company, because these parties are not always subject to our control.

Although we believe to date we have complied in all material aspects with the provisions of the FCPA and Chinese anti-corruption law, our existing safeguards and any future improvements may prove to be less than effective and any of our employees, consultants or agents may engage in corruptive conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions against the Company and individuals, and therefore could negatively affect our business, operating results and financial condition.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matters. Any unfavorable results from the investigations could harm our business operations, this offering and our reputation.

Recently, U.S. public companies that have substantially all of their operations in China have been subjects of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities, lack of effective internal control over financial accounting, inadequate corporate governance and ineffective implementation thereof and, in many cases, allegations of fraud. As a result of enhanced scrutiny, criticism and negative publicity, the publicly traded stocks of many U.S. listed Chinese companies have sharply decreased in value and, in some cases, have become virtually worthless or illiquid. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effects the sector-wide investigations will have on our Company, our business and this offering. If we become a subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and defend the Company. If such allegations were not proven to be groundless, the Company and our business operations would be severely hampered and our stock price could decline substantially. If such allegations were proven to be groundless, the investigation might significantly distract our management’s attention.

We are exposed to currency exchange risk, and we cannot predict the effect of future exchange rate fluctuations on our business and operating results.

All of our business operations are in China. We have exposure to currency fluctuations because our sales and purchases are denominated in RMB. We cannot assure you that the effect of currency exchange fluctuations will not materially affect our revenues and net incomes in the future.

Under the PRC Enterprise Income Tax Law (the “EIT Law”), we may be classified as a PRC resident enterprise, which could result in unfavorable tax consequences to us and our shareholders, and adversely affect our results of operations and the value of your investment.

Under the PRC EIT Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise, that is incorporated offshore, is considered as located in China. Further to SAT Circular 82, the SAT issued the Administrative Measures for Enterprise Income Tax of PRC-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT.

Bulletin 45, effective in 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

In addition, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions in January 2014 to provide more guidance on the implementation of SAT Circular 82. This bulletin further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered. From the year in which the entity is determined to be a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the EIT Law and its implementing rules.

If the PRC tax authorities determine that we or our non-PRC subsidiary is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such non-PRC subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially affect our financial performance. In addition, we will also be subject to PRC enterprise income tax reporting obligations. If the PRC tax authorities determine that the Company is a PRC resident enterprise for PRC enterprise income tax purposes, gains realized on the sale or other disposition of ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment.

The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale.

Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores.

As such, the Company’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. The Company could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Company’s operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. Given that the Chinese government may intervene or influence our operations at any time, it could result in a material change in our operation and the value of our ordinary shares. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Furthermore, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

It is unclear whether we will be subject to the oversight of the Cyberspace Administration of China (CAC) and how such oversight may impact us. Our business could be interrupted or we could be subject to liabilities which may materially and adversely affect the results of our operation and the value of your investment.

Pursuant to the PRC Cybersecurity Law and the Measures for Cybersecurity Censorship (the “Cybersecurity Review Measures”), if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. Any internet product or service that affects or may affect national security as deemed by the cybersecurity review authorities may be subject to cybersecurity review. According to the Cybersecurity Review Measures, a critical information infrastructure operator refers to any operator identified by an authority for the protection of critical information infrastructures. As of the date hereof, we have not received any notice from such authorities identifying us as a critical information infrastructure operator or requiring us to going through cybersecurity review by the CAC.

On July 10, 2021, the CAC publicly issued the Measures for Cybersecurity Censorship (Revised Draft for Comments) (“Draft Measures”) to collect public comments. The deadline for collecting comments was July 25, 2021. According to the Draft Measures, the scope of cybersecurity reviews is extended to data processing operators engaging in data processing activities that affect or may affect national security. The Draft Measures further require that any operator applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users. According to the Draft Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The review focuses on several factors, including, among others, (i) the risk of theft, leakage, corruption, illegal use or export of any core or important data, or a large amount of personal information, and (ii) the risk of any critical information infrastructure, core or important data, or a large amount of personal information being affected, controlled or maliciously exploited by a foreign government after a company is listed overseas. While the Draft Measures had been released for consultation purposes, there is still uncertainty regarding the Draft Measures as to the final content, adoption timeline or effective date, final interpretation and implementation, and other aspects. On November 14, 2021, the Cyberspace Administration of China released the Regulations on Network Data Security (draft for public comments) and accepted public comments until December 13, 2021. The draft Regulations on Network Data Security provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users intends to list overseas, it shall apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year.

On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “new Cybersecurity Review Measures”) which took effect on February 15, 2022, and replaced the original Cybersecurity Review Measures. Pursuant to the new Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information also shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas.

As the new Cybersecurity Review Measures took effect on February 15, 2022, we believe we are not subject to the cybersecurity review by the CAC for this offering, given that: (i) we are not a network platform operator holding more than one million users’ individual information; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities and we will not be required to obtain any permission from the CAC. We believe that we are compliant with the regulations or policies that have been issued by the CAC to date. However, there remains uncertainty as to how the new Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the new Cybersecurity Review Measures. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we expect to take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

Our ordinary shares may be prohibited from trading on the OTC markets as a result of the recent enactment of the Holding Foreign Companies Accountable Act.

Over the past decade, U.S. SEC and PCAOB and the Chinese counterparts, namely, the China Securities Regulatory Commission, or the CSRC, and PRC Ministry of Finance have been in an impasse over the ability of the PCAOB to have access to the audit work papers and inspect the audit work of China based accounting firms.

In May 2013, the PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation (the “MOU”) with the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. Despite the MOU, on December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China.

On April 21, 2020, the SEC and the PCAOB reiterated in another joint statement the greater risk associated with the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over the counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. According to the PCAOB, its December 2021 determinations under the HFCA Act remain in effect. The PCAOB is required to reassess these determinations by the end of 2022. Under the PCAOB’s rules, a reassessment of a determination under the HFCA Act may result in the PCAOB reaffirming, modifying or vacating the determination. However, if the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, the PCAOB is likely to determine by the end of 2022 that positions taken by authorities in the PRC obstructed its ability to inspect and investigate registered public accounting firms in mainland China and Hong Kong completely, then the companies audited by those registered public accounting firms would be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, Keith K Zhen CPA, the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess Keith K Zhen, CPA’s compliance with applicable professional standards. Keith K Zhen CPA is headquartered in Brooklyn, New York and has been inspected by the PCAOB on a regular basis, with the last inspection in May 2022. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.

The approval of the China Securities Regulatory Commission or other PRC regulatory agencies may be required in connection with this offering under PRC law.

The Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval is required, it is uncertain how long it will take for us to obtain such approval, and any failure to obtain or a delay in obtaining CSRC approval for this offering may subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Our PRC legal advisor has advised us that, based on its understanding of the current PRC laws and regulations, we may not be required to submit an application to the CSRC for its approval of this offering and the listing and trading of the ordinary shares on the OTC markets under the M&A Rules because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; (ii) Chengdu Skyherb is a wholly foreign-owned enterprise. However, our PRC legal advisor has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal advisor.

Notwithstanding the foregoing, as of the date of this prospectus, there are no PRC laws and regulations in force explicitly requiring that we obtain any permission from PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction or any regulatory objection to this offering from the CSRC or any other PRC authorities that have jurisdiction over our operations. Our PRC legal advisor has advised us that, based on the above and its understanding of the current PRC laws and regulations, as of the date of this prospectus, we are not required to submit an application to the CSRC for the approval of this offering and the trading of the ordinary shares on the OTC markets. However, our PRC legal advisor has further advised us there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities. If it is determined in the future that CSRC or other approval were required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for this offering. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ordinary shares. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ordinary shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of the ordinary shares.

Risks Relating to Our Business and Industry

Our current business is significantly based on a single product, which currently accounts for approximately 100 percent of our revenues, and we may not be able to generate significant revenue if this product fails.

Approximately 100% of our sales for the fiscal years ended December 31, 2021 and 2020 and for the six months ended June 30, 2022 came from a single product, the Cordyceps, and our business may suffer a material adverse impact if our manufacture and sale of Cordyceps is disrupted due to supply chain disruption, extreme weather conditions, change in demand, heightened regulatory requirements. If we experience difficulties or obstacles in the manufacture and sale of the Cordyceps, we may not be able to generate significant revenues or any revenue at all, our business may fail, and you may lose all or part of your investment in our company.

We may not be able to grow and harvest sufficient Cordyceps to satisfy our production requirements and any decline in the amount or quality of Cordyceps could reduce our sales and negatively affect our results of operations, financial condition and business prospects.

Our Cordyceps business and financial results significantly depend on maintaining a consistent and cost-effective supply of Cordyceps. The availability, size and quality of Cordyceps for the production of our products are subject to risks inherent to growing, such as size, quality, and yield fluctuation caused by technical problems of growing, pest and disease problems, and other factors beyond our control. Because all Cordyceps used to produce our products are grown by us, we may not be able to find in a timely manner any third party suppliers who could provide us with sufficient materials to meet our production needs if we are not able to grow and harvest sufficient Cordyceps. Therefore, any interruptions to or decline in the amount or quality of our Cordyceps supply could materially disrupt our production and adversely affect our business and financial condition and financial prospects.

The regulations on Cordyceps in PRC are uncertain and may be changed in the future.

According to the Drug Administration Law of the People’s Republic of China promulgated on August 26, 2019, the administration of the cultivation, collection and breeding of traditional Chinese medicinal materials shall be carried out according to provisions of the relevant laws and regulations. Before marketing a drug in China, it is imperative to obtain approval from the medical products administrative department under the State Council and the registration certificate for the drug, excluding traditional Chinese medicinal materials and traditional Chinese medicine decoction pieces which do not require examination and approval. According to the Reply of the State Food and Drug Administration on the legal application of non-drug counter sales of packaged gift box products with nourishing and health-care Chinese medicinal materials as the content promulgated and became effective on February 27, 2006, for non-pharmaceutical business units that sell nourishing and health care Chinese medicinal materials that have not yet been implemented for approval number management, no matter whether these nourishment and health care Chinese medicinal materials are packaged (packaged gift boxes), it does not need to obtain a “Drug Distribution License.” According to the Law of the People’s Republic of China on Traditional Chinese Medicine, the collection and storage as well as the initial processing of Chinese medicinal materials shall be in line with the relevant technical specifications, standards and administration requirements.

Notwithstanding the above, it is uncertain when and whether the Company will be required to obtain license from the PRC government to distribute Cordyceps in the future, and even when such license is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain license from any of the PRC federal or local government and has not received any denial to distribute our products, our operations could be adversely affected, directly or indirectly, by future laws and regulations.

Our sales and reputation may be affected by product liability claims, product recalls, pests contamination risks, or adverse publicity in relation to our products.

The sale of products for human consumption involves an inherent risk of injury to consumers. We face risks associated with product liability claims, litigation, or product recalls, if our products cause injury, or become adulterated or misbranded. Our products are subject to product tampering, and to contamination risks, such as mold, bacteria, insects, and other pests, and off-flavor contamination during the various stages of the procurement, production, transportation and storage processes. If any of our products were to be tampered with, or become tainted in any of these respects and we were unable to detect this, our products could be subject to product liability claims or product recalls. We cannot predict what impact such product liability claims or resulting negative publicity would have on our business or on our brand image. The successful assertion of product liability claims against us could result in potentially significant monetary damages, diversion of management resources and require us to make significant payments and incur substantial legal expenses.

We do not have product liability insurance and have not made provisions for potential product liability claims. Therefore, we may not have adequate resources to satisfy a judgment if a successful claim is brought against us. Even if a product liability claim is not successfully pursued to judgment by a claimant, we may still incur substantial legal expenses defending against such a claim. Finally, serious product quality concerns could result in governmental action against us, which, among other things, could result in the suspension of production or distribution of our products, loss of certain licenses, or other governmental penalties. In addition, product liability claims could have a material adverse effect on the demand for our products and on our business goodwill and reputation.

We compete in an industry that is brand-conscious, and unless we are able to establish and maintain brand name recognition our sales may be negatively impacted.

Our business is substantially dependent upon awareness and market acceptance of our products and brand by our targeted consumers. Although we believe that we have made progress towards establishing market recognition for our brand “Chengdu Skyherb” in the Cordyceps products industry, it is too early to determine whether our products and brand will achieve and maintain satisfactory levels of acceptance by our customers.

Expansion of our business may put pressure on our management and operational infrastructure may impede our ability to meet any potential increased demand for our products and possibly hurting our future operating results.

Our business plan is to grow our operations to meet anticipated growth in demand for our products. Growth in our business may place a significant strain on our personnel, management, financial systems and other resources. The evolution of our business also presents numerous risks and challenges, including:

•        our ability to successfully and rapidly expand sales to potential new distributors in response to potentially increasing demand;

•        the costs associated with such growth, which are difficult to quantify, but could be significant; and

•        rapid technological change.

To accommodate any such growth and compete effectively, we may need to obtain additional funding to improve information systems, procedures and controls and expand, train, motivate and manage our employees, and such funding may not be available in sufficient quantities, if at all. If we are not able to manage these activities and implement these strategies successfully to expand to meet any increased demand, our operating results could suffer.

Our past results may not be indicative of our future performance and evaluating our business and prospects may be difficult.

We have a limited operating history. We may not be able to sign long-term agreements with customers, and our past operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects.

We depend heavily on key personnel, and turnover of key employees and management could harm our business.

Our future business and results of operations depend in significant part upon the continued contributions of our key technical and management personnel. The expertise of management and technical innovation of the company give it a strong competitive advantage. We do not maintain key person insurance on the individuals. The loss of any of the key employees’ services or any of our other management poses a risk to our business. We may not be able to attract or retain qualified management on acceptable terms in the future due to the intense competition for qualified personnel in our industry and as a result, our business could be adversely affected.

Our revenue for the six months ended June 30, 2022, the fiscal years ended December 31, 2021 and 2020 was from two, five and two major customers, respectively. The loss of any of these customers would reduce our revenues and our profitability.

We consider our major customers in each period to be those that accounted for more than 10% of our revenue in such period. We had five major customers, who accounted for 87.4% of our revenue for the fiscal year ended December 31, 2021, among which two related party customers accounted for 31.4% of the revenue. We had two major customers, who accounted for 100% of our revenue for the fiscal year ended December 31, 2020, among which one related party customer accounted for 32.3% of the revenue. For the six months ended June 30, 2022, we have two major customers, who accounted for 80.7% of our revenue. We did not sell cordyceps to related parties in the six months ended June 30, 2022. We sell Cordyceps products to these related party customers at the market price and deals with transaction disputes in the way of general industry practice.

There can be no assurance that we will maintain or improve the relationships with customers who do not have long-term contracts with us. If we cannot maintain long-term relationships with our major customers or replace major customers from period to period with equivalent customers, the loss of such sales would have an adverse effect on our business, financial condition and results of operations.

We may require substantial additional funding in the future for our ability to continue as a going concern. There is no assurance that additional financing will be available to us. If we were unable to meet our future funding requirements for working capital and for general business purposes, our business results and our financial position would be adversely affected.

We have not yet established an ongoing source of revenues and cash flows sufficient to cover the operating costs to allow us to continue as a going concern. We incurred net loss of $405,567 for the six months ended June 30, 2022. We also incurred loss of $491,006 and $13,476 for the year ended December 31, 2021 and the period from May 4, 2020 (inception) to December 31, 2020, respectively. As of December 31, 2021, the Company had an accumulated deficit of $504,482. As of June 30, 2022, the Company had an accumulated deficit of $910,049. These factors among others raise substantial doubt about the ability to continue as a going concern for a reasonable period of time.

In order to continue as a going concern, we will need, among other things, additional capital resources. Our plan is to obtain capital from management to meet our minimal operating expenses and seek third party equity and/or debt financing. However, management cannot provide any assurances that we will be successful in accomplishing any of our plans. There is no assurance that additional financing will be available to us. If we were unable to meet our future funding requirements for working capital and for general business purposes, we could experience operating losses and limit our marketing efforts as well as decrease or eliminate capital expenditures. If so, our operating results, our business results and our financial position would be adversely affected.

We had two, three and one major suppliers who supplied us the raw materials for our products for the six months ended June 30, 2022, the fiscal year ended December 31, 2021 and 2020.

We consider our major suppliers in each period to be those that accounted for more than 10% of our purchase in such period. We had three major suppliers, who accounted for 79.8% of our supply for the fiscal year ended December 31, 2021. All of these three major suppliers are third party suppliers in 2021. We had only one major supplier, who accounted for 90% of our supply for the fiscal year ended December 31, 2020. This only supplier is Chengdu Zhonghe Sunshine Biotechnology Co., Ltd. (“Chengdu Zhonghe”), a related party of the Company. Chengdu Skyherb purchases raw materials from Chengdu Zhonghe at the market price and deals with transaction disputes in the way of general industry practice. Chengdu Skyherb completed a contract of purchasing 4.5 million Cordyceps larvae from Chengdu

Zhonghe in 2020, and did not purchase any materials from Chengdu Zhonghe in 2021. For the six months ended June 30, 2022, we have two major suppliers, who accounted for 80.2% of our supply. All of these major suppliers were third parties individuals or companies for the six months ended June 30, 2022.

Our current sales and distribution arrangements, including payment terms, are determined on a case-by-case basis. Our sales policy treats related parties and third parties alike. As of today, we do not have long-term supply contracts with any of our suppliers. In case of disputes, the sales department will consider the requirements of the customers, combine our sales policies, and determine the resolutions which will be finally approved by the management. As of today, we have not had any disputes with the distributors and retailers. However, there can be no assurance that we will maintain or improve the relationship with the supplier. If we cannot maintain a long-term relationship with that supplier or replace such supplier from period to period with equivalent suppliers, there could be an adverse effect on our business, financial condition and results of operations.

Our inability to protect our intellectual property may prevent us from successfully marketing our products and competing effectively.

Failure to protect our intellectual property could harm our brands and our reputation, and adversely affect our ability to compete effectively. Further, enforcing or defending our intellectual property rights could result in the expenditure of significant financial and managerial resources. We produce, market and sell our products using the brand “Chengdu Skyherb”. We regard our intellectual property, particularly our trademark to be of considerable value and importance to our business and our success. There can be no assurance that the steps taken by us to protect the proprietary rights will be adequate or that third parties will not infringe or misappropriate our rights. In addition, there can be no assurance that other parties will not assert infringement claims against us, and we may have to pursue litigation against other parties to assert our rights. Any such claim or litigation could be costly, and we may lack the resources required to defend against such claims. In addition, any event that would jeopardize our proprietary rights or any claims of infringement by third parties could have a material adverse effect on our ability to market or sell our brands, and profitably exploit our products.

We do not carry any business interruption insurance or third-party liability insurance for our production facilities.

Operation of our facilities involves many risks, including equipment failures, natural disasters, industrial accidents, power outages, labor disturbances and other business interruptions. Furthermore, if any of our products are faulty, then we may become subject to product liability claims or we may have to engage in a product recall. We do not carry any business interruption insurance, product recall or third-party liability insurance for our production facilities or with respect to our products to cover claims pertaining to personal injury or property or environmental damage arising from defects in our products, product recalls, accidents on our property or damage relating to our operations. As a result, we may be required to pay for financial and other losses, damages and liabilities, including those caused by natural disasters and other events beyond our control, out of our own funds, which could have a material adverse effect on our business, financial condition and results of operations.

Our business was not significantly impacted by the COVID-19 pandemic. However, due to the uncertainty surrounding the COVID-19 pandemic, we could be harmed.

The COVID-19 pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities globally. Substantially all of our business operations and our workforce are located in China. Given the uncertainty of the development of the COVID-19 pandemic, we believe there is a risk that our business, results of operations, and financial condition will be adversely affected. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the COVID-19 pandemic or mitigate its impact, almost all of which are beyond our control.

The impacts of the COVID-19 pandemic on our business, financial condition, and results of operations include, but are not limited to, the following:

Our operating company in China was incorporated on June 5, 2020 and was not significantly impacted by the lockdown in China. However, because of the uncertainty surrounding the COVID-19 pandemic, the business disruption and the related financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time.

Risks Relating to the Offering and Our Ordinary Shares

The highly concentrated ownership and voting power of the Company may impact shareholders’ interests in the Company.

As of the date of this prospectus, Mr. Szu Hao Huang and Mr. Yenhung Liu, through Dalan Vincent Holdings Limited, indirectly owned approximately 59.3% of our ordinary shares and the voting power of the Company. It is anticipated that Mr. Szu Hao Huang and Mr. Yenhung Liu will continue to own a majority of ordinary shares of the Company and, correspondingly, will have the majority of the voting power of the Company. As such, you may not be able to influence the strategies, management or policies of the Company as you could at a company where the equity ownership is widely distributed.

There has been no public market for our ordinary shares, an active trading market for our ordinary shares may not develop, and you may not be able to resell our ordinary shares at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our ordinary shares. An active public market for our ordinary shares may not develop or be sustained, in which case the market price and liquidity of our ordinary shares may be materially and adversely affected. Shareholders may not be able to resell their ordinary shares at or above the purchase price, or at all. And our ordinary shares may be less attractive for margin loans, for investments by financial institutions, for consideration in future capital raising transactions or for other purposes.

After the effective date of the registration statement relating to this prospectus, we hope to have a market-maker file an application with FINRA for our ordinary shares to be eligible for quotation on the over-the-counter markets administered by the. To be eligible for quotation, registrants must remain current in their periodic filings with the SEC. We plan to apply for quotation on the OTCQB. We currently do not have a market- maker who has agreed to file such application for quotation on the OTC. There can be no assurance that our ordinary shares will ever be quoted on a quotation service or listed on a stock exchange, or that any public market for our stock will develop.

Even if we successfully applied for quotation on OTCQB, it is an unorganized, inter-dealer, over-the-counter market which provides significantly less liquidity than the Nasdaq Capital Market or other national securities exchange. These factors may have an adverse impact on the trading and price of our ordinary shares.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We will become a public company and incur significant legal, accounting and other expenses that we do not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, imposes various requirements on the corporate governance practices of public companies. As an “emerging growth company” pursuant to the JOBS Act, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. After we are no longer an “emerging growth company,” we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with increased disclosure requirements.

Our ordinary shares may be considered a “penny stock” which is subject to restrictions on marketability, so you may not be able to sell your shares.

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. Although there has not been a public market for our ordinary shares and such a public market may never develop, our ordinary shares may have a market price of less than $5.00 per share and therefore will be designated as a “penny stock” according to SEC rules. This designation requires any broker or dealer selling these securities to disclose some information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell the ordinary shares and may affect the ability of investors to sell their ordinary shares. These regulations may likely have the effect of limiting the trading activity of our ordinary shares and reducing the liquidity of an investment in our ordinary shares. In addition, investors may find it difficult to obtain accurate quotations of the ordinary shares and may experience a lack of buyers to purchase our ordinary shares or a lack of market makers to support the stock price.

If our ordinary shares become tradable in the secondary market, we will be subject to the penny stock rules adopted by the SEC that require brokers to provide extensive disclosure to their customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our ordinary shares, which in all likelihood would make it difficult for our shareholders to sell their shares.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the subsequent testing by our independent registered public accounting firm, if and when required, may reveal additional deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement. If in the future we identify new material weaknesses in our internal control over financial reporting, including at some of our acquired companies, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if and when applicable, our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are then listed, the SEC, or other regulatory authorities, which could require additional financial and management resources. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ordinary shares.

The market price for the ordinary shares may be volatile.

The market price for the ordinary shares may be volatile and subject to wide fluctuations in response to factors including the following:

•        actual or anticipated fluctuations in our quarterly operating results;

•        changes in financial estimates by securities research analysts;

•        conditions and restrictions in Cordyceps industries;

•        addition or departure of key personnel;

•        fluctuations of exchange rates between RMB and U.S. dollar or other foreign currencies;

•        potential litigation or administrative investigations;

•        sales of ordinary shares in large volumes by the Selling Shareholders; and

•        release of transfer restrictions on the outstanding ordinary shares or sales of additional ordinary shares.

In addition, the securities market has from time-to-time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ordinary shares.

We may need additional capital, and the sale of additional ordinary shares or other equity securities could result in additional dilution to the shareholders and the incurrence of indebtedness could increase our debt obligations.

We can give no assurance that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity securities or obtain a credit facility. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. We currently plan to satisfy our cash requirements for the next 12 months through earning from our subsidiaries and borrowings from our related parties or companies affiliated with our related parties. We believe we can satisfy our cash requirements so long as it is able to obtain financing from these affiliated parties. The related parties and affiliates are as follows: (1) Mr. Szuhao Huang, Director and CEO of the Company, (2) Mr. Yenhung Liu, Director of the Company, (3) Mr. Xusheng Niu, Legal representative of Chengdu Skyherb, (4) Mrs. Xiangtao Yao, Wife of Xusheng Niu, (5) Chengdu Zhonghe sunshine Biotechnology Co., Ltd (“Chengdu Zhonghe”), a company which legal representative is Mr. Yenhung Liu, and (6) Gasar Biotechnology Co., Ltd, a company which legal representative is Mr. Szuhao Huang. (7) Foshan Xiongluyu Tea Co., Ltd.,a company whose legal representative and principal shareholder is Mrs. Xiangtao Yao. and (8) Chengdu Zangqingyuan Herb Co., Ltd. a company whose legal representative and principal shareholder is Mrs. Xiangtao Yao.

The incurrence of indebtedness would cause increased debt service obligations and result in operating and financing covenants that could restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, particularly in the aftermath of global economic crisis.

Future sales or issuances, or perceived future sales or issuances, of substantial amounts of our ordinary shares could adversely affect the price of the ordinary shares.

Sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. The ordinary shares that have been registered with the SEC are eligible for immediate resale in the public market without restrictions, and the remaining ordinary shares may also be sold in the public market in the future subject to the restrictions contained in Rule 144 and Rule 701 under the Securities Act. If any existing shareholders sell a substantial amount of ordinary shares in the future, the prevailing market price for the ordinary shares could be adversely affected.

Risk of Selling Shareholders and broker-dealers or agents being deemed statutory underwriters; investors’ cause of action limited.

The Selling Shareholders and any broker-dealers or agents that are involved in selling shares offered by the Selling Shareholders may be considered as underwriters within the meaning of the Securities Act for the sales. An underwriter is a person who has purchased shares from an issuer with a view towards distributing the shares to the public. Any commissions received by the broker-dealers or agents and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

Any purchaser acquiring ordinary shares covered by this registration statement may initiate legal proceedings against the parties enumerated under Section 11 of the Securities Act of 1933, including any person who signed the registration statement and our director. The Selling Shareholders will have potential liability for a mistake in the Company’s prospectus as well. However, the ability of an investor to pursue an action against a Selling Shareholder may be difficult, and the likelihood of recovery may be minimal.

Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our shareholders have limited protections against interested director transactions, conflicts of interest and similar matters.

The Sarbanes-Oxley Act of 2002, as well as rule changes proposed and enacted by the SEC, the New York Stock Exchange and the Nasdaq Stock Market, as a result of Sarbanes-Oxley, requires the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and securities markets and apply to securities which are listed on those exchanges. Because we are not presently required to comply with many of the corporate governance provisions, we have not yet adopted these measures.

We do not currently have independent audit or compensation committees. As a result, our director has the ability, among other things, to determine the level of compensation. Until we comply with such corporate governance measures, the absence of such standards of corporate governance may leave our shareholders without protections against interested director transactions, conflicts of interest and similar matters, and investors may be reluctant to provide us with funds necessary to expand our operations.

The Company’s ordinary shares represent equity interests and are subordinate to the existing and future indebtedness.

Our ordinary shares represent equity interests in our Company and, as such, rank junior to any indebtedness of our Company, as well as to the rights of any preferred shares that may be issued in the future. In the future, we may incur substantial amounts of debt and other obligations that will rank senior to our ordinary shares or to which our ordinary shares will be structurally subordinated.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

Our director has complete discretion as to whether to distribute dividends, subject to certain requirements of the Cayman Islands laws. Even if our director decides to declare and pay dividends, the timing, amount and form of future dividends will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our director. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. We cannot guarantee that our ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased the ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment in our ordinary shares.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of our ordinary shares by the Selling Shareholders. The Selling Shareholders will receive all of the net proceeds from the sales of ordinary shares offered by them under this prospectus. We have agreed to bear the expenses relating to the registration of the ordinary shares for the Selling Shareholders.

DETERMINATION OF OFFERING PRICE

The Selling Shareholders will offer ordinary shares at a fixed price of $0.02 per share until the ordinary shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. The offering price of our ordinary shares does not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value. The $0.02 per share offering price is based on the price used in the August 2021 Regulation S offering. Our ordinary shares might not trade at market prices in excess of the offering price, as prices for ordinary shares in any public market will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity.

MARKET PRICE OF ORDINARY SHARES

This is no public market for our ordinary shares. We intend to apply for listing our ordinary shares on the OTCQB after the effectiveness of this registration statement on Form F-1 of which this prospectus forms a part, but we cannot assure you that we will be successful or that a liquid public market for our ordinary shares will develop. If an active public market for our ordinary shares does not develop following the completion of this offering, the market price and liquidity of our ordinary shares may be materially and adversely affected.

DIVIDEND POLICY

We have not declared or paid any dividends on our ordinary shares since our inception, and have no current plans to pay dividends on our ordinary shares. The declaration and payment of future dividends to holders of our ordinary shares will be at the discretion of our director and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors deemed relevant by our director. In addition, as a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries, or covenants of future indebtedness that we or they may incur. See “Risk Factors — Risks Related to the Offering and Our Ordinary Shares — Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ordinary shares for return on your investment.”

PLAN OF DISTRIBUTION

We are registering up to 11,120,000 shares of ordinary shares for resale by the Selling Shareholders. We plan to apply for quotation on the OTCQB after the effectiveness of this registration statement on Form F-1. There can be no assurance that our ordinary shares will ever be quoted on a quotation service or listed on a stock exchange, or that any public market for our stock will develop.

The ordinary shares held by the Selling Shareholders may be sold or distributed from time to time by the Selling Shareholders directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at prevailing market prices or in privately negotiated transactions.

The sale of the Selling Shareholders’ ordinary shares offered by this prospectus may be effected in one or more of the following methods:

•        ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

•        transactions involving cross or block trades;

•        purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•        an exchange distribution in accordance with the rules of the applicable exchange;

•        privately negotiated transactions;

•        broker-dealers agreeing with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;

•        “at the market” into an existing market for the ordinary shares;

•        through the writing of options on the shares;

•        a combination of any such methods of sale; and

•        any other methods permitted pursuant to applicable law.

The Selling Shareholders may, from time to time, pledge or grant a security interest in some or all of the ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this prospectus. The Selling Shareholders also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our ordinary shares or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the ordinary shares in the course of hedging the positions they assume. The Selling Shareholders may also sell shares of our ordinary shares short and deliver these securities to close out their short positions, or loan or pledge the ordinary shares to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling Shareholders from the sale of the ordinary shares offered by them will be the purchase price of the ordinary shares less discounts or commissions, if any. Each of the Selling Shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of ordinary shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

The Selling Shareholders also may resell all or a portion of their ordinary shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

In order to comply with the securities laws of certain states, if applicable, the ordinary shares of the Selling Shareholders may be sold only through registered or licensed brokers or dealers. In addition, in certain states, such shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

Brokers, dealers or agents participating in the distribution of the ordinary shares held by a Selling Shareholder as agents may receive compensation in the form of commissions, discounts, or concessions from the Selling Shareholder and/or purchasers of the ordinary shares for whom the broker-dealers may act as agent. Such Selling Shareholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the ordinary shares if liabilities are imposed on that person under the Securities Act.

To the extent required, the ordinary shares to be sold, the names of the Selling Shareholders, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

The Selling Shareholders and any underwriters, broker-dealers or agents that participate in the sale of the ordinary shares therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the ordinary shares may be underwriting discounts and commissions under the Securities Act. Selling Shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

We have advised the Selling Shareholders that while they are engaged in a distribution of the ordinary shares included in this prospectus, they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the Selling Shareholders, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any securities which are the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bid or purchase made in order to stabilize the price of securities in connection with the distribution of those securities. All of the foregoing may affect the marketability of the ordinary shares offered hereby in this prospectus.

DESCRIPTION OF SECURITIES

General

We are authorized by our Memorandum and Articles of Association to issue an aggregate of 500,000,000 ordinary shares, par value $0.0001 per share, of which 111,120,000 were issued and outstanding as of the date of this prospectus.

This prospectus contains only a summary of the terms of the ordinary shares the Selling Shareholders are offering and is subject to, and qualified in its entirety by reference to, the terms and provisions of our Memorandum and Articles of Association. You should refer to, and read this summary together with, our Memorandum and Articles of Association to review all of the terms of our ordinary shares that may be important to you.

Ordinary Share

Shareholders’ voting rights

Any action required or permitted to be taken by the shareholders must be taken at a duly called meeting of the shareholders entitled to vote on such action. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each ordinary share. An action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing.

Election of directors

The Company may by ordinary resolution appoint any person to be a Director. Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of the Cayman Islands do not specifically prohibit or restrict the creation of cumulative voting rights for the election of directors. Cumulative voting is not a concept that is accepted as a common practice in the Cayman Islands, and we have made no provisions in our Memorandum and Articles of Association to allow cumulative voting for elections of directors. A Director shall hold office until such time as he is removed from office by the Company.

Meetings of shareholders

Any of our directors may convene a meeting of shareholders at any time and in any manner and place the director considers necessary or desirable. The director convening a meeting must not give less than seven days’ notice of the meeting to those shareholders whose names appear as shareholders in the register of shareholders on the date of the notice and who are entitled to vote at the meeting, and to the other directors. The Directors shall convene a meeting of shareholders upon the written requisition of any shareholders entitled to attend and vote at general meeting of the Company who hold not less than 10 percent of the paid up voting share capital of the Company.

No business shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business. A quorum shall consist of one or more shareholders present in person or by proxy holding at least a majority of the paid up voting share capital of the Company. If the Company has only one shareholder, that only shareholder present in person or by proxy shall be a quorum for all purposes. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the Directors may decide, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholder or shareholders present and entitled to vote shall be a quorum.

Meetings of directors

Our business and affairs are managed by our board of directors, who will make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside the Cayman Islands as the directors determine to be necessary or desirable. A Director may at any time summon a meeting of the Directors. The quorum necessary for the transaction of the business may be fixed by the Directors, and unless so fixed, if there be more than two Directors shall be two, and if there be two or less Directors shall be one. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by a majority of the directors.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new ordinary shares under either Cayman Islands law or our Memorandum and Articles of Association.

Transfer of Ordinary Shares

Subject to the restrictions in our Memorandum and Articles of Association and applicable securities laws, any of our shareholders may transfer all or any ordinary shares by written instrument of transfer signed by the transferor. The transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register of Members. The Directors may in their absolute discretion to decline to register any transfer of any share, whether or not it is a fully paid share, without assigning any reason for so doing. If the Directors refuse to register a transfer, they shall within 2 months of the date on which the transfer was lodged with the Company send to the transferor and transferee notice of the refusal.

Liquidation

If the Company shall be wound up, and the assets available for distribution among the shareholders as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid-up, or which ought to have been paid-up, at the commencement of the winding up on the shares held by them respectively. If on a winding up the assets available for distribution among the shareholders shall be more than sufficient to repay the whole of the capital paid-up at the commencement of the winding up, the excess shall be distributed among the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively.

Calls on ordinary shares and forfeiture of ordinary shares

Our directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified date of payment. When such a notice has been issued and its requirements have not been complied with, the directors may, at any time before the tender of payment, forfeit and cancel the ordinary shares to which the notice relates.

Issuance of ordinary shares

Our directors may authorize the issuance of shares at such times, to such persons, for such consideration and on such terms as they may determine by a resolution of the directors, subject to the Companies Laws (As amended) of the Cayman Islands, our Memorandum and Articles of Association and any applicable requirements imposed from time to time by the SEC, the FINRA, any stock exchange or the over-the-counter market on which our securities are listed.

Inspection of books and records

Holders of our ordinary shares are entitled, upon giving written notice to us, to inspect (i) our Memorandum and Articles of Association, (ii) our register of shareholders, (iii) our register of directors and (iv) minutes of meetings and resolutions of our shareholders, and to make copies and take extracts from these documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests. See “Where You Can Find More Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Listing

We plan to apply for quotation on the OTCQB after the effectiveness of this registration statement on Form F-1. There can be no assurance that our ordinary shares will ever be quoted on a quotation service or listed on a stock exchange, or that any public market for our stock will develop.

SELLING SHAREHOLDERS

The ordinary shares being offered by the shareholders consist of a total of 11,120,000 ordinary shares issued to 65 Selling Shareholders upon their purchases of our ordinary shares with registration rights pursuant to the Regulation S offering at an offering price of $0.02 per ordinary share conducted in August 2021. We are registering the ordinary shares in order to permit the Selling Shareholders to offer the shares for resale from time to time.

The table below lists the Selling Shareholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the ordinary shares held by the Selling Shareholders.

Name of Selling Shareholder	Number of Ordinary Shares Owned Prior to Offering	Maximum Number of Ordinary Shares to be Sold Pursuant to This Prospectus	Number of Ordinary Shares Which May Be Sold in This Offering As a Percentage of Currently Outstanding Shares(1)(2)		Number of Ordinary Shares Owned After Offering	Percentage of Ordinary Shares Owned After the Offering
CHANG, CHING-HSIU	1,000	1,000	*	%	0	0%
CHANG, CHIUNG-CHU	10,000	10,000	*	%	0	0%
CHANG, FANG-HAO	10,000	10,000	*	%	0	0%
CHANG, KAI-SHENG	10,000	10,000	*	%	0	0%
CHEN, CHUN-CHUNG	10,000	10,000	*	%	0	0%
CHENG, KAI-CHEN	10,000	10,000	*	%	0	0%
CHIU, WEI-CHEN	11,500	11,500	*	%	0	0%
CHUANG, JUI- CHIA	5,000	5,000	*	%	0	0%
HSIEH, CHANG-EN	1,000	1,000	*	%	0	0%
HSIEH, CHIN-YI	1,000	1,000	*	%	0	0%
HSIEH, TSUNG-LUN	1,000	1,000	*	%	0	0%
HUANG, CIAN-YUN	25,000	25,000	*	%	0	0%
HUANG, HSUAN-MO	10,000	10,000	*	%	0	0%
HUANG, JUN-RUI	10,000	10,000	*	%	0	0%
HUANG, SIH-JIA	20,000	20,000	*	%	0	0%
HUANG, WEN-LIN	100,000	100,000	*	%	0	0%
HUANG, YU-TING	10,000	10,000	*	%	0	0%
JHU, JAI-YI	10,000	10,000	*	%	0	0%
KAO, LIN-FEN	10,000	10,000	*	%	0	0%
LAI, JIN-YI	10,000	10,000	*	%	0	0%
LAO, CHIEN	10,000	10,000	*	%	0	0%
LIN, HSIU-YUN	200,000	200,000	*	%	0	0%
LIN, SU-YEN	1,000	1,000	*	%	0	0%
LIN, TSUNG-LIN	150,000	150,000	*	%	0	0%
LIN, YU-CHIN	1,000,000	1,000,000	*	%	0	0%
LU, CHEN-YU	1,500,000	1,500,000	1.35%		0	0%
LU, CHUN-HUNG	200,000	200,000	*	%	0	0%
LU, HSIU-CHUAN	50,000	50,000	*	%	0	0%
LU, YU-HAN	200,000	200,000	*	%	0	0%
PI, MING-YEN	25,000	25,000	*	%	0	0%
TSENG, CHIUNG-YAO	10,000	10,000	*	%	0	0%
TSENG, LIU-JUNG	10,000	10,000	*	%	0	0%
TSENG, YUN-JU	25,000	25,000	*	%	0	0%
WANG, PO-YUAN	10,000	10,000	*	%	0	0%

Name of Selling Shareholder	Number of Ordinary Shares Owned Prior to Offering	Maximum Number of Ordinary Shares to be Sold Pursuant to This Prospectus	Number of Ordinary Shares Which May Be Sold in This Offering As a Percentage of Currently Outstanding Shares(1)(2)		Number of Ordinary Shares Owned After Offering	Percentage of Ordinary Shares Owned After the Offering
WANG, SHENG-MIN	10,000	10,000	*	%	0	0%
WU, CHUN-YI	100,000	100,000	*	%	0	0%
YAO, JHIH-SIANG	1,000	1,000	*	%	0	0%
YEH, CHI-WEI	200,000	200,000	*	%	0	0%
CHUNG, CHUNG-TSE	10,000	10,000	*	%	0	0%
HSIEH, CHEN CHUN-LUN	10,000	10,000	*	%	0	0%
HSU, SHU-CHING	200,000	200,000	*	%	0	0%
HUANG, CHENG-CHUNG	200,000	200,000	*	%	0	0%
HUANG, HSIANG-YUN	25,000	25,000	*	%	0	0%
HUANG, SHIH-HAN	320,000	320,000	*	%	0	0%
HUNG, WEI-JIE	10,000	10,000	*	%	0	0%
KUO, CHIEN-LIANG	1,500,000	1,500,000	1.35%		0	0%
LEE, TSAI CHIN-HUA	1,000	1,000	*	%	0	0%
LIAO, HUI-SHAN	1,500	1,500	*	%	0	0%
LIN, AI-WEN	500,000	500,000	*	%	0	0%
LIN, CHIH-MIN	2,500,000	2,500,000	2.25%		0	0%
LIN, HSING-FEN	200,000	200,000	*	%	0	0%
LIN, LI-YU	150,000	150,000	*	%	0	0%
LIOU, SHU-RONG	1,500	1,500	*	%	0	0%
LIU, CHAO-TING	100,000	100,000	*	%	0	0%
LIU, TZU-LIANG	100,000	100,000	*	%	0	0%
LIU, YU-LUN	151,500	151,500	*	%	0	0%
LU, YU-CHEN	150,000	150,000	*	%	0	0%
TAI, TZU-YI	100,000	100,000	*	%	0	0%
TSAI, BIN-HUI	200,000	200,000	*	%	0	0%
TSAI, JUNG-CHIN	10,000	10,000	*	%	0	0%
TSENG, YUNG-YING	150,000	150,000	*	%	0	0%
WANG, CHIU-MAN	2,000	2,000	*	%	0	0%
WANG, PIN-SIANG	50,000	50,000	*	%	0	0%
WU, CHIEN-HUI	300,000	300,000	*	%	0	0%
WU, MING-TENG	200,000	200,000	*	%	0	0%
Total	11,120,000	11,120,000	4.95%		0	0%

____________

(1)      Based on 111,120,000 ordinary shares issued and outstanding as of the date of this prospectus.

(2)      “*” means percentage less than 1%.

The Selling Shareholders named above acquired their respective ordinary shares in private placement offerings that were exempt from registration under the Securities Act pursuant to Regulation S. None of the Selling Shareholders or their beneficial owners:

•        has had a material relationship with us other than as a shareholder at any time within the past three years; or

•        has ever been one of our officers or directors or an officer or director of our predecessors or affiliates.

SHARE ELIGIBILE FOR FUTURE SALE

We cannot make any prediction as to the effect, if any, that the sale of ordinary shares or the availability of ordinary shares for sale will have on the market price of our ordinary shares. The market price of our ordinary shares could decline because of the sale of a large number of ordinary shares or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of ordinary shares.

Sale of Restricted Shares

Upon the effectiveness of this prospectus, 11,120,000 ordinary shares will be freely tradable without restriction under the Securities Act, except that any ordinary shares purchased by our affiliates may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the issuer.

Approximately 100,000,000 of our ordinary shares are deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144, whose rule is summarized below, or any other applicable exemption under the Securities Act.

Rule 144

The availability of Rule 144 will vary depending on whether restricted securities are held by an affiliate or a non-affiliate. In general, once we have been subject to public company reporting requirements for at least 90 days, an affiliate who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding ordinary shares or the average weekly trading volume of our ordinary shares reported through the OTC markets during the four calendar weeks preceding such sale under Rule 144. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about our Company. The volume limitations, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person (or persons whose ordinary shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months would be entitled to sell those ordinary shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those ordinary shares without regard to the provisions of Rule 144.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

This discussion summarizes the significant factors affecting the operating results, financial condition, liquidity and cash flows of the Company for the periods from inception May 4, 2020 to December 31, 2020, the year ended December 31, 2021, and the six months ended June 30, 2022 and 2021. The discussion and analysis that follows should be read together with our financial statements and the notes to the financial statements included elsewhere in this Annual Report on Form F-1. Except for historical information, the matters discussed in this section are forward looking statements that involve risks and uncertainties and are based upon judgments concerning various factors that are beyond the Company’s control. Consequently, and because forward-looking statements are inherently subject to risks and uncertainties, the actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. You are urged to carefully review and consider the various disclosures made by us in this report.

Overview

We specialize in the research, development, manufacturing, and marketing of cordyceps, through our wholly-owned subsidiary, Chengdu Skyherb Biotechnology Co., Ltd. (China) (“Chengdu Skyherb”).

Our primary product is Cordyceps, Ophiocordyceps Sinensis, a valuable Chinese medicinal material with a long history of application in China. Based on some relevant documents and our own industry experience, we briefly introduce the product as follows:

Cordyceps is a species of parasitic fungus that is typically found in north-eastern mountainous China, and the Hepialidae, a kind of caterpillar. The base of the mushroom first originates from an insect larval host and ends at the club-like cap, including the stipe and stroma. The fruit body is dark brown to black, and the root of organism, the larval body pervaded by the mycelium, is yellowish to brown color. The immature larvae (host) on which Cordyceps grows usually lies about 6 inches below the surface of the ground. As the fungus approaches maturity, it consumes more than 90% of the infected insect effectively mummifying its host. Cordyceps contains various chemical compositions, such as nucleotide, polysaccharide, mannitol, superoxide dismutase and sterols, etc.

Cordyceps is a unique product in China. Due to geographical and other factors limiting its growth, it can only be cultivated in China.

According to CN Research, it is predicted that by 2025, the market scale of Cordyceps in China will reach RMB73.656 billion.

Forecast of Cordyceps Sinensis Market in China from 2021 to 2025

80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
16%
14%
12%
10%
8%
6%
4%
2%
0%

	2021	2022	2023	2024	2025
Revenue (million)	53,251	55,745	63,248	64,997	73,658
Growth rate	13.07%	4.68%	13.46%	2.76%	13.33%

The invention patents and manufacturing patents currently owned and applied for are the first and key technologies to ensure efficient production. At present, our technology and scale are the first choice for manufacturers who can cooperate with the Tibetan region. Cooperation with the Tibetan region is an unrepeatable resource. As long as we continue to sign contracts and cooperate, we will ensure that we will become the only partner in cooperation with the Tibetan region in field cultivation in the future.

Currently, most of the Cordyceps products in the market is wildly picked and not produced on a large scale. We believe that our Cordyceps cultivation technology is able to provide mass production and stable output, which will make up the shortage in demand.

Based on our market research, we believe that at present, except for Chengdu Skyherb, there is no other companies that is able to complete the whole cultivation process of Cordyceps. There are individual Cordyceps farmers and retail merchants who collect wild Cordyceps in Tibet that sell their products to the market directly. However, due to their low annual output of retail Cordyceps, we do not consider these farmers and retail merchants as our competitors. We own a 1788 square meters (approximately 20,000 square feet) breeding center located at No. 1, Floor 1-2, Building 1, No. 689, Boshi Road, Shouan Town, Pujiang County, Sichuan Province, China. According to Professor Quansen Li, an expert in Cordyceps research for 40 years in Chongqing Institute of traditional Chinese medicine, currently there is no other institution that can completely cultivate and produce Cordyceps like Chengdu Skyherb Biotechnology Co., Ltd.

Currently, we have the following industry barriers, which makes it difficult for potential competitors to enter the Cordyceps industry:

•        The technology of storing eggs and bacteria, planting bacteria and pathological section.

•        Detail experience, such as controlling soil temperature and humidity, controlling infection rate and grass rate, etc.

•        Place of origin that suitable for growing a large number of bat moth eggs and trichospora sinensis.

•        Large scale capital investment, for example, $4 million for a single Breeding center.

In summary, we strive to become the leader of the global Cordyceps industry in the future with our continuously improved Cordyceps breeding technology. All Cordyceps products we provided to the market are cultivated using scientific breeding method. To ensure quality control, we commissioned Xi’an United Nations Quality Detection Technology Co., Ltd, a third party quality testing institution, to test Cordyceps Properties, content of lead, cadmium, arsenic, mercury, copper. Traditional breeding, also known as centralized breeding, refers to a cultivation method that hundreds of Cordyceps are cultivated in a container, which may cause more diseases and pests, but less labor cost. Scientific breeding requires one container for one Cordycep, which leads to more labor cost. The scientific breeding method has indeed reduced the cross infection among Cordyceps larvae, reduced the mortality of larvae, and effectively reduced the costs that needed to deal with cross infection. According to the management’s experience and knowledge, we believe the scientific breeding method has reduced 20%-40% of the total cultivation cost. We continue to achieve to reduce diseases and pests, improve management efficiency and reduce labor costs by using appropriate breeding equipment and technique. With our capacity of mass production of Cordyceps, we can not only fill the output gap in the market, but also develop more high-quality processing products of Cordyceps, so that customers can enjoy Cordyceps products in a more convenient way.

According to Chinese Pharmacopoeia, Volume I, 2020 Edition, “Cordyceps”, the quality of Cordyceps could be assessed from two aspects, properties and metal content. “Good properties” may be described as follows:

This product is formed by connecting the worm body and the fungus sub-base that grows from the worm head. The body resembles a silk worm, 3.5cm in length and 0.4cm in diameter, the surface is yellowish brown with 25 ring patterns, the ring pattern near the head is finer, the head is reddish brown, 8 pairs of feet and 4 pairs in the middle, brittle and easy to break. The section is yellow. The pedestal is slender and cylindrical, 4.2cm long and 0.3cm in diameter, the surface is dark brown, flexible in texture, slightly fishy in smell and slightly bitter in taste.

Most of our Cordyceps products meet the above properties and are generally considered to have higher nutritional content from the Chinese Medicine perspective, and is traditionally considered as good-quality cordyceps product in China.

Metal content is also important for the quality of Cordyceps. Usually, the third party quality testing institution assess the content of lead, cadmium, arsenic, HG, and copper.

As of the date of this prospectus, regulatory bodies in China do not require Cordyceps that are cultivated to be assessed the safety or efficacy, and therefore our products are not required to be assessed the safety or efficacy.

Business Plan

1-3 years:    To raise the breeding scale of single breeding center to 7-8 million larvae per year from 4-5 million larvae per year currently, and further promote the development of large-scale health industry. Deeply study the processing and extraction technology of Cordyceps, and invest US $300,000 a year to develop a series of Cordyceps processing commodities. We own a 1788 square meters (approximately 20,000 square feet) breeding center located at No. 1, Floor 1-2, Building 1, No. 689, Boshi Road, Shouan Town, Pujiang County, Sichuan Province, China.

3-5 years:    To improve supporting equipment and facilities and shorten manufacturing cycle. Expand the production scale and develop 10 Cordyceps breeding centers in three years. Each breeding center is about US $4 million, with a total investment of US $40 million.

5-10 years:    To accelerate the pace of bioengineering informatization, strengthen the construction of biological industry base, cooperate with other scientific research teams and develop new drugs for major diseases such as renal failure and lung adenocarcinoma.

Critical accounting policies and estimates

Our condensed consolidated financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We continually evaluate our estimates and judgments, our commitments to strategic alliance partners and the timing of the achievement of collaboration milestones. We base our estimates and judgments on historical experience and other factors that we believe to be reasonable under the circumstances. All estimates, whether or not deemed critical, affect reported amounts of assets, liabilities, revenues and expenses, as well as disclosures of contingent assets and liabilities. These estimates and judgments are also based on historical experience and other factors that are believed to be reasonable under the circumstances. Materially different results can occur as circumstances change and additional information becomes known, even for estimates and judgments that are not deemed critical.

Results of Operations

We focus on the cultivating and sales of cordyceps.

For the six months ended June 30, 2022 and 2021

The results of operations are shown as follows.

	For six months ended June 30, 2022	For six months ended June 30, 2021	Fluctuation	%
Revenue-third party	$203,172	$42,253	160,919	380.8%
Revenue-related party	—	12,844	(12,844)	(100.0)%
Cost of revenues-third party	310,829	95,405	215,424	225.8%
Cost of revenues-related party	—	10,797	(10,797)	(100.0)%
Gross profit	(107,657)	(51,105)	(56,552)	110.7%
	(52.99)%	(92.8)%
Operating expenses:
Selling expense	2,119	9,526	(7,407)	(77.8)%
Advertising and promotion fees	2,119	7,730	(5,611)	(72.6)%
Travel and lodging expenses	—	1,796	(1,796)	(100.0)%
General and administrative	254,924	87,568	167,356	191.1%
Payroll and employee benefit	20,846	40,901	(20,055)	(49.0)%
Professional fees	31,902	26,749	5,153	19.3%
Consultant fees	34,832	—	34,832	N/A
Tax expenses	1,834	1,773	61	3.4%
Research and development expenses	122,661	—	122,661	N/A
Office expenses	33,606	18,145	15,461	85.2%
Travel and lodging expenses	1,359	—	1,359	N/A
Meal and entertainment	7,884	—	7,884	N/A
Total operating expenses	257,043	97,094	159,949	164.7%

Income (loss) from operations	(364,700)	(148,199)

Other Income (Expenses):
Interest income	5	3	2	66.7%
Interest expense	(37,188)	(19,816)	(17,372)	87.7%
Other income (expenses)	(2,861)	6,977	(9,838)	(141.0)%
Total other expense	(40,044)	(12,836)	(27,208)	212.0%

Loss before income taxes provisions	(404,744)	(161,035)	(243,709)	151.3%

Income tax provisions	823	84	739	879.8%

Net loss	(405,567)	(161,119)	(244,448)	151.7%

Other comprehensive income (loss)
Foreign currency translation adjustment	30,755	(1,863)	32,618	(1750.8)%

Total comprehensive income(loss)	$(374,812)	$(162,982)	(211,830)	130.0%

Revenue

For the six months ended June 30, 2022 and 2021, we provided Cordyceps products and generated $203,172 and $55,097 in net revenues respectively. Most of which derived from third party customers. We expected rapid revenue growth in the next several years based on the increasing production capacity as our plant expands rapidly and the increasing Cordyceps product sales in the amount of $148,075, or growth rate of 268.8% for the six months ended June 30, 2022.

The Company sold cordyceps of $0 and $12,844 to Foshan Xiongluyu Tea Co., Ltd., a related party of the Company, for the six months ended June 30, 2022 and 2021, respectively.

Gross Margin

The overall gross margin improved from negative 92.8% for the six months ended June 30, 2021 to negative 53.0% for the six months ended June 30, 2022. The significant improvement resulted from the promotion of marketing for the six months ended June 30, 2022.

Expenses

The total expense increased from $97,094 for the six months ended June 30, 2021 to $257,043 for the six months ended June 30, 2022, representing an increase of $159,949, or 164.7%, The significant increase mainly resulted from increases in consultant fee, office expense and research and development expense.

Net Income (net loss)

For the six months ended June 30,2022 and 2021, we created a net loss of $405,567 and $161,119 respectively.

For the year ended December 31, 2021 and the period from May 4, 2020 to December 31, 2020.

The results of operations are shown as follows.

	For the year ended December 31, 2021	For the Period from May 4, 2020 (Inception) to December 31, 2020	Fluctuation	%
Revenue-third party	$603,531	$91,262	512,269	561.3%
Revenue-related party	275,787	43,458	232,329	534.6%
Cost of revenues-third party	863,111	—	863,111	100.0%
Cost of revenues-related party	192,419	40,648	151,771	373.4%
Gross profit	(176,212)	94,072	(270,284)	(287.3)%

Operating expenses:
Selling expense	27,298	7,337	19,961	272.1%
Advertising and promotion fees	22,735	—	22,735	100.0%
Travel and lodging expenses	4,563	7,337	(2,774)	(37.8)%
General and administrative	273,670	78,003	195,667
Payroll and employee benefit	80,225	42,118	38,107	90.5%
Professional fees	109,212	25,000	84,212	336.8%
Consultant fees	7,724	—	7,724	100.0%
Tax expenses	4,110	1,721	2,389	138.8%
Research and development expenses	25,052	—	25,052	100.0%
Office expenses	23,933	3,645	20,288	556.6%
Travel and lodging expenses	13,613	3,769	9,844	261.2%
Meal and entertainment	9,801	1,750	8,051	460.1%
Total operating expenses	300,968	85,340	215,628	252.7%

Income (loss) from operations

Other Income (Expenses):
Interest income	13	7	6	85.7%
Interest expense	(12,350)	(20,284)	7,934	(39.1)%
Other income (expenses)	(1,138)	11	(1,149)	(10445.5)%
Total other expense	(13,475)	(20,266)	6,791	(33.5)%

Loss before income taxes provisions	(490,655)	(11,534)	(479,121)	4154.0%

Income tax provisions	351	1,942	(1,591)	(81.9)%

Net loss	(491,006)	(13,476)	(477,530)	3543.6%

Other comprehensive income (loss)
Foreign currency translation adjustment	(4,395)	664	(5,059)	(761.9)%

Total comprehensive income(loss)	$(495,401)	$(12,812)	(482,589)	3766.7%

Revenue

For the year ended December 31, 2021 and for the period from inception May 4, 2020 to December 31, 2020, we provided Cordyceps products and generated $879,318 and $134,720 in net revenues respectively. Most of which derived from third party customers. We expected rapid revenue growth in the next several years based on the increasing production capacity as our plant expands rapidly and the increasing Cordyceps product sales in the amount of $744,598,or growth rate of 552.7% for the fiscal year of 2021.

The Company sold cordyceps of $182,775 and $43,458 to Chengdu Zangqingyuan Herb Co., Ltd., a related party of the Company, in the year ended December 31, 2021 and the period from May 4, 2020 (inception) to December 31, 2020, respectively. The Company sold cordyceps of $93,012 and $0 to Foshan Xiongluyu Tea Co., Ltd., a related party of the Company, in the year ended December 31, 2021 and the period from May 4, 2020 (inception) to December 31, 2020, respectively.

We mainly depend on the connections with Cordyceps distributors and retail customers in Mainland China to sell our Cordyceps products. All of our Cordyceps product derived from Mainland China market.

Gross Margin

The overall gross margin decreased from 69.8% for the period from inception May 4, 2020 to December 31, 2020 to negative 20% for the year ended December 31, 2021. The significant decrease resulted from inventory allowance of $385,828 provided and the company’s policy of lower sales price in order to expand the market for the year ended December 31, 2021.

Expenses

The total expense increased from $85,340 for the period from inception May 4, 2020 to December 31, 2020 to $300,968 for the year ended December 31, 2021, representing an increase of $215,628, or 252.7%, The significant increase mainly resulted from increases in payroll, professional fee and research and development expense.

Net Income

For the year ended December 31,2021 and for the period from inception May 4, 2020 to December 31, 2020, we created a net loss of $491,006 and $13,476 respectively. We expected to create a net income for the next few years, with the rapid growth in revenue.

Liquidity and Capital Resources

Other than our growing experience and skills in Cordyceps cultivation and the growing demand for our products and services for the domestic and oversea markets, both of which we believe may increase our liquidity if they continue, we are not aware of any trends or any demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in our liquidity increasing or decreasing in any material way.

For 2022, we expect our main growth will be from our products sales in China. The demand for our products and services appears to be strengthening, from which we expect to generate more positive cash flow.

Our long-term future capital requirements will depend on many factors, including our level of revenue, the timing and extent of our spending to support the maintenance and growth of our operations, the expansion of our sales and the continued market acceptance of our products and services.

Cash Flows:

	For six months ended June 30, 2022	For six months ended June 30, 2021
Cash Flows from Operating Activities	$(179,008)	$(298,992)
Cash Flows from Investing Activities	(495)	6,985
Cash Flows from Financing Activities	102,288	311,359
Effects of Currency Translations	23,761	2,463
Net increase in cash	$(53,454)	$21,815

	For year ended December 31, 2021	Inception May 4, 2020 to December 31, 2020
Cash Flows from Operating Activities	$(365,363)	$(130,549)
Cash Flows from Investing Activities	(110,815)	(1,500,709)
Cash Flows from Financing Activities	574,504	1,631,537
Effects of Currency Translations	1,064	15
Net increase in cash	$99,390	$294

As of June 30, 2022, we had $887,943 in current assets and $2,907,462 in current liabilities and the working capital deficit is $2,019,519. In addition, we had total shareholders’ equity of negative $650,625 as of June 30, 2022.

As of December 31, 2021, we had $1,118,309 in current assets and $2,909,007 in current liabilities and the working capital deficit is $1,790,698. In addition, we had total shareholders’ equity of negative $275,813 as of December 31, 2021.

As of December 31, 2020, we had $949,007 in current assets and $2,413,467 in current liabilities and the working capital deficit is $1,464,460. In addition, we had total shareholders’ equity of negative $12,812 as of December 31, 2020.

Operating activities:

We had net cash flow of $ $179,008 used in operating activities for the six months ended June 30, 2022. which was mainly resulted from our net loss of $405,567, and a decrease of $14,886 in account payable, offset by depreciation of $87,502, provision for inventory impairment of $99,588, a decrease of advance to suppliers of $21,038, and an increase of $26,393 in accrued expense.

We had a negative cash flow from operations of $365,363 for the year ended December 31, 2021, which was mainly resulted from our net loss of $491,006, an increase of $353,665 in account receivable, an increase of $166,681 in inventory, offset by provision for inventory impairment of $385,828, depreciation of $149,238, and an increase of $105,846 in accounts payable.

We had a negative cash flow from operations of $130,549 during the period from inception May 4, 2020 to December 31, 2020, which was mainly resulted from our net loss of $13,476, an increase of $648,216 in inventory; offset by depreciation of $26,476, and an increase of $500,194 in account payable.

Investment activities:

We had net cash flow of $ $495 used in investment activities for the six months ended June 30, 2022.Which was the cash outflow for purchasing property and equipment.

We had a negative cash flow from investment of $110,815 for the year ended December 31, 2021, which was resulted from purchasing property and equipment of $110,815.

We had a negative cash flow from investment of $1,500,709 during the period from inception May 4, 2020 to December 31, 2020, which was resulted from purchasing property and equipment of $1,111,749 and advances and loans made to related parties of $388,960.

Financing activities:

We had a positive cash flow from financing activity of $102,288 during the six months ended June 30, 2022, which was resulted from proceeds from related party of $259,551, and offset by repayment to related parties of 157,263.

We had a positive cash flow from financing activity of $574,504 for the year ended December 31, 2021, which was resulted from common stock subscription of $232,400 and proceeds from related parties of $582,806, offset by repayment to related parties of $240,702.

We had a positive cash flow from financing activity of $1,631,537 during the period from inception May 4, 2020 to December 31, 2020, which was resulted from proceeds from loans payable of $414,000, and proceeds from related parties of 1,235,228, offset by repayment to related parties of $17,691.

The Company currently plans to satisfy its cash requirements for the next 12 months through earning from its subsidiaries and borrowings from its related parties or companies affiliated with its related parties and believes it can satisfy its cash requirements so long as it is able to obtain financing from these affiliated parties. The Company expects that money earned and borrowed will be used during the next 12 months to satisfy the Company’s operating costs, professional fees and for general corporate purposes. There is no written funding agreement between the Company and its related parties.

We are a holding company with no or limited operations of our own and we depend on our subsidiaries for our cash requirements, including the servicing of our debt. Our PRC subsidiary, Chengdu Skyherb is subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.

The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. The Company is able to transfer cash (US Dollars) to its PRC subsidiary through an investment (by increasing the Company’s registered capital in a PRC subsidiary). The Company’s subsidiary in the PRC have not transferred any earnings or cash to the Company to date. As of the date of this prospectus, there has not been any assets or cash transfers between the holding company and its subsidiaries. As of the date of this prospectus, there has not been any dividends or distributions made to US investors. The Company’s business is primarily conducted through its subsidiary. The Company is a holding company and its material assets consist solely of the ownership interests held in its PRC subsidiary. The Company will be dependent on dividends paid by its subsidiary for its working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to its shareholders, (ii) to service any debt obligations and (iii) to pay operating expenses. As a result of PRC laws and regulations (noted below) that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, the Company’s PRC subsidiary is restricted in that respect, as well as in other respects noted below, in their ability to transfer a portion of their net assets to the Company as a dividend.

With respect to transferring cash from the Company to its subsidiary, increasing the Company’s registered capital in a PRC subsidiary requires the filing with the local commerce department, while a shareholder loan requires a filing with the State Administration of Foreign Exchange or its local bureau. Aside from the declaration to the State Administration of Foreign Exchange, there is no restriction or limitations on such cash transfer or earnings distribution.

With respect to the payment of dividends, we note the following:

1.      PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and PRC regulations (an in-depth description of the PRC regulations is set forth below);

2.      Our PRC subsidiary is required to set aside, at a minimum, 10% of their net income after taxes, based on PRC accounting standards, each year as statutory surplus reserves until the cumulative amount of such reserves reaches 50% of their registered capital;

3.      Such reserves may not be distributed as cash dividends;

4.      Our PRC subsidiary may also allocate a portion of their after-tax profits to fund their staff welfare and bonus funds; except in the event of a liquidation, these funds may also not be distributed to shareholders; the Company does not participate in a Common Welfare Fund; and

5.      The incurrence of debt, specifically the instruments governing such debt, may restrict a subsidiary’s ability to pay stockholder dividends or make other cash distributions.

If, for the reasons noted above, our subsidiary is unable to pay shareholder dividends and/or make other cash payments to the Company when needed, the Company’s ability to conduct operations, make investments, engage in acquisitions, or undertake other activities requiring working capital may be materially and adversely affected. However, our operations and business, including investment and/or acquisitions by our subsidiary within China, will not be affected as long as the capital is not transferred in or out of the PRC.

Off-Balance Sheet Arrangements

As of June 30, 2022, December 31, 2021 and 2020, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act of 1934.

Contractual Obligations and Commitments

As of June 30, 2022, December 31, 2021 and 2020, we did not have any contractual obligations.

Critical Accounting Policies

Our significant accounting policies are described in the notes to our financial statements for the six months ended June 30, 2022 and 2021, and for the year ended December 31, 2021 and the period from inception May 4, 2020 to December 31, 2020, and are included elsewhere in this registration statement.

BUSINESS

Overview

Cordyceps Sunshine Biotech Holdings Co., Ltd. (“Cordyceps Sunshine Cayman”) was incorporated on May 4, 2020 under the laws of the Cayman Islands. On June 5, 2020, Cordyceps Sunshine Cayman established a wholly owned subsidiary, Cordyceps Sunshine Biotech Co., Ltd (“Cordyceps Sunshine HK”) in Hong Kong. On June 5, 2020, Cordyceps Sunshine HK established a wholly owned subsidiary, Chengdu Skyherb Biotechnology Co., Ltd (“Chengdu Skyherb” or “Cordyceps Sunshine WFOE”) in the People’s Republic of China. On November 3, 2021, Cordyceps Sunshine Cayman established a branch (“Cordyceps Sunshine Taiwan Branch”) in Taiwan, Republic of China. The Company specialize in cultivating and sales of cordyceps.

Corporate Structure

The following diagram illustrates our current corporate structure:

Incorporated on May 4, 2020, Cordyceps Sunshine Cayman is a limited liability company formed under the laws of the Cayman Islands. Under our Memorandum and Article of Association, we are authorized to issue 500,000,000 ordinary shares of a single class, par value $0.0001 per ordinary share. In August 2021, we sold through a Regulation S offering a total of 11,120,000 ordinary shares to 65 shareholders, at a price of $0.02 per share for an aggregate purchase price of $222,400. Cordyceps Sunshine Cayman is currently not engaging in any active business and merely acting as a holding company.

Cordyceps Sunshine Biotech Co., Limited. (Hong Kong) (“Cordyceps Sunshine HK”) was incorporated on June 5, 2020 under the laws of Hong Kong, with 100% of the equity interest held by Cordyceps Sunshine Cayman. As a result, Cordyceps Sunshine HK is our wholly-owned subsidiary. Cordyceps Sunshine HK is currently not engaging in any active business and merely acting as a holding company.

Chengdu Skyherb Biotechnology Co., Ltd. (China) (“Chengdu Skyherb” or “Cordyceps Sunshine WFOE”) was incorporated under the laws of PRC on June 5, 2020, as a wholly-owned subsidiary of Cordyceps Sunshine HK.

Cordyceps Sunshine Biotech Holdings Co., Ltd. Taiwan (“Cordyceps Sunshine Taiwan”) was incorporated on November 3, 2021, under the laws of Taiwan, with 100% of the equity interest held by Cordyceps Sunshine Cayman.

Our Products

Our primary product is Cordyceps, Ophiocordyceps Sinensis, a valuable Chinese medicinal material with a long history of application in China. Based on some relevant documents and our own industry experience, we briefly introduce the product as follows:

Cordyceps is a species of parasitic fungus that is typically found in north-eastern mountainous China, and the Hepialidae, a kind of caterpillar. The base of the mushroom first originates from an insect larval host and ends at the club-like cap, including the stipe and stroma. The fruit body is dark brown to black, and the root of organism, the larval body pervaded by the mycelium, is yellowish to brown color. The immature larvae (host) on which Cordyceps grows usually lies about 6 inches below the surface of the ground. As the fungus approaches maturity, it consumes more than 90% of the infected insect effectively mummifying its host. Cordyceps contains various chemical compositions, such as nucleotide, polysaccharide, mannitol, superoxide dismutase and sterols, etc.

Some, but not all, of the precautions for taking Cordyceps are summarized as follows:

•        Cordyceps should not be taken in case of coagulation dysfunction, which may increase the risk of bruises or bleeding, because Cordyceps may slow down blood coagulation.

•        Cordyceps should not be taken together with prescription drugs, such as Antidepressants, antiviral drug, Immunosuppressant, Diabetes drugs, Cyclophosphamide, etc. As drugs interaction may cause adverse side effects.

•        Not suitable for pregnant women, lactating women or baby, which may inhibit the growth of the fetus or baby.

•        Do not use for those who have been allergic to mold or yeast, which may induce allergic reaction.

•        Patients with hypertension, stroke and tumor must be careful when using Cordyceps, otherwise it will increase blood pressure, induce intracerebral hemorrhage and even spread the tumor.

By fully analyzing the market, listening to the needs of customers, and considering the strategic development plan, our Company produces two kinds of Cordyceps — dry Cordyceps and fresh Cordyceps. The production of Cordyceps begins only after a confirmed customer order is received to ensure that every piece of fresh or dry Cordyceps received by customers is freshly produced.

Dry cordyceps has a long shelf life and is convenient to store and carry. It accounts for 90% of our Cordyceps products. Conversely, fresh Cordyceps has a short shelf life and is inconvenient to store and carry. It accounts for 10% of our cordyceps products.

Our Cordyceps products are cultivated in our breeding center, and is different from other wild Cordyceps in the market. Wild Cordyceps mainly grow in high altitude and cold areas in the wild, while our artificial Cordyceps are cultivated in indoor artificial simulated wild-like environment. Correspondingly, we adopt scientific breeding methods to cultivate Cordyceps, which is different from traditional breeding methods. Traditional breeding refers to the process of cultivating Cordyceps in a large container while scientific breeding refers to hatching larvae in the indoor artificial environment created by us.

We care about the quality of each batch of Cordyceps delivered from our factory. To ensure quality control, we commissioned Xi’an United Nations Quality Detection Technology Co., Ltd, a third party quality testing institution, to perform quality testing for our Cordyceps sample for each batch. The items of inspection included Cordyceps Properties, content of lead, cadmium, arsenic, mercury, copper.

As of the date of this prospectus, regulatory bodies in China do not require Cordyceps that are cultivated to be assessed the safety or efficacy, and therefore our products are not required to be assessed the safety or efficacy. This third party professional quality assessment is a measure implemented by the company to ensure the quality of Cordyceps.

We generated cultivation training service revenue of $0 and $91,262 for the year ended December 31, 2021 and for the period from May 4, 2020 to December 31, 2020. In 2020, the Company provided one customer with training service to lean Cordyceps related knowledge and preliminary artificial cultivation technology. The customer wished to cooperate with the Company to join the Cordyceps artificial cultivation field. The Company recognizes training service revenue for cordyceps cultivation service over time as performance obligations are satisfied over the life of the service. This was a onetime transaction. The Company did not provided such training service during the six months ended June 30, 2022 and the fiscal year ended December 31, 2021.

Manufacturing Process

Cordyceps is in insect form in winter and plant form in summer. Their spores can enter into a specific living insect — Hepialidae and kill the host by feeding. Their hyphae can grow from inside of the host. They can pass the winter inside the host, eventually forming fruiting bodies on the surface of host insect’s cadaver in the summer. Cultivation of Cordyceps at solid state with various insect pupae and larvae have been studied for commercial use. Especially, nutritional requirements, environmental conditions and inoculum preparation were investigated for the cultivation.

The production of Cordyceps is mainly divided into five steps:

(1)    raising the Hepiaua larva: larva emerge out of shell after the meticulous management for 28 days;

(2)    gathering the Cordyceps: fresh strains free of diseases and pests are gathered from May to the June each year. After cultivation, the spores are collected up to prepare for the infection of larva;

(3)    combining larva with Cordyceps: After spraying the gathered Cordyceps onto the hatched larva, Cordyceps passes through the surface skin of larva to complete the infection, using the Cultivation and Preservation Device For Fungu, and grows together with larva;

(4)    harvesting of Cordyceps: after larva dies and transforms into rigidified larva, it generates a stroma. With stroma growing into a certain length, fresh Cordyceps can be harvested; and

(5)    preliminary processing of Cordyceps: air-drying of harvested fresh Cordyceps to obtain the dry Cordyceps.

Our Research and Breeding Center

This breeding center has the capacity to cultivate 4.5 million Cordyceps larvae per year currently. We cultivated 2.70 million and 2.78 million Cordyceps larvae for the year ended December 31, 2021 and for the period from May 4, 2020 (inception) to December 31, 2020, respectively. For the six months ended June 30, 2022, we cultivated 0.17 million Cordyceps larvae.

Our cultivation equipment and related functions for breeding center mainly includes:

•        Refrigerating equipment.    In the roof of our factory, a fully-opened vent and large fan are installed as the first route of cooling strategy. Through the air showering of low power consumption, the temperature between roof and cold room is reduced, and power consumption is decreased. Through the professional refrigerating equipment, alpine temperature is created. In every Larva Raising Room, there are two refrigerating equipment; they are used alternately to avoid damage to the equipment that can cause death to the larva due to insufficient temperature

•        Disinfection equipment.    A disinfection means the method for killing pathogenic microorganisms but not always killing bacterial spores. Generally, chemical methods are adopted for disinfection Chemical drug for disinfection is called a disinfectant. In this building, the disinfectants are mixed with sewage for disinfection.

•        Alpine soil.    The soil is the most important technology for culturing of living larva. Some characteristics of soil for survival of living larva(such as quality, cleanliness, viscosity and humidity) are professional measures and are the most basic key factors for successful raising of living larva. A set of professional soil treatment equipment should be explored.

•        Disinfection Room at entrance.    Air Shower Room is the passage necessary for entry into the clean rooms. It can reduce the contamination brought about when entering/leaving the clean room. Air Shower Room is a localized purifying equipment with stronger general use. It is installed between the clean room and non-clean room.

•        Copulation/Hatching Room.    Male Hepiahus sp and female Hepiahus sp copulate to produce eggs, which then wait for hatching of the larva in Hatching Room. After the completion of hatching, larva is cultured.

•        Larva culturing basin.    As the raising features in the Larva Raising Room, the soil, feed and environment are the same as those in the wild areas. Through the alpine soil for professional culturing, the larva is raised not through feed but through the same living plants as those in wild area. Both temperature and humidity are controlled through professional method at the same level as that in wild area. Through the computer control system, the temperature and humidity can be set arbitrarily through the programming to realize an automatic control.

•        Imago/planted fungus culturing pot.    It is a huge project to transfer between larva and imago. After the hatching, the larva is put into the soil with planted fungus to grow into an imago. Then, the imago is transferred to independent culturing bottle. In the independent culturing bottle, fungus is planted to ensure that every imago is covered with thallus. This culturing method is called as target culturing. Automatic filling system has been developed for which a patent has been applied;

•        Culturing of rigidified larva.    A patented target raising technology is adopted, at 3-6 months after the completion of infection, the larva with planted fungus is rigidified. Then, preparatory work is completed before the formation of cordyceps.

•        Formation of imago.    As the most important link for formation of cordyceps, a series of steps for bionic breeding is completed. A plant, which completes the growth of grass from imago is obtained. This course is generally called as cordyceps formation.

Sales and Marketing

Currently, our sales heavily depend on our connections with Cordyceps distributors and retail customers in Mainland China. This is a relatively small network since there is not many distributors, dealers, and retail customers in the Cordyceps industry. As of June 30, 2022, December 31, 2021 and December 31, 2020, we had three, five and two Cordyceps distributors and six, ten and zero. Generally, distributors purchase larger quantities of products continuously, while retailers purchase smaller quantities. We plan to engage more qualified distributors and retailers and to sign long-term cooperation agreements with them in order to strengthen our distribution network.

The sales department is responsible for keeping in touch with Cordyceps distributors and retail customers on a regular basis, and actively exploring new distributors and retail customers through Internet platforms, peer recommendations, industry exhibitions, etc. Our management and sales department review and approve the quotations provided by distributors and retailers, and determine whether to sign sales contracts with them.

After the sales contracts are signed, the staff of the sales department will deal with the sales process according to the contracts, including handling customers’ instructions, arranging warehouse picking up and shipping, and coordinating payments from customers.

In case of disputes, the sales department will consider the requirements of the customers and determine the resolutions which are complied with our sales policies and will be finally approved by the management. As of the date of this prospectus, we have not had any disputes with the distributors and retailers.

Before we start to cultivate Cordyceps, customers sign contracts with us for a total consideration. We then cultivate and produce the Cordyceps in the workshop, and conduct inspection before delivering to the customers. Full payment should be settled before each shipment.

For the period from May 4, 2020 to December 31, 2020, 68% of our total revenues, in the amount of $91,262, was derived from training of Cordyceps cultivation, and the other 32% of our total revenue, in the amount of $43,458, was derived from product sales to a related party. In 2020, the Company provided one customer with training service to lean Cordyceps related knowledge and preliminary artificial cultivation technology. The customer wished to cooperate with the Company to join the Cordyceps artificial cultivation field. The Company recognizes training service revenue for cordyceps cultivation service over time as performance obligations are satisfied over the life of the service. This was a onetime transaction. The Company did not provided such training service during the six months ended June 30, 2022 and the fiscal year ended December 31, 2021.

In the year ended December 31, 2021, we derived all our revenue from product sales of $879,318.

The Company sold cordyceps of $182,775 and $43,458 to Chengdu Zangqingyuan Herb Co., Ltd., a related party of the Company, in the year ended December 31, 2021 and the period from May 4, 2020 (inception) to December 31, 2020 respectively. The Company sold cordyceps of $93,012 and $0 to Foshan Xiongluyu Tea Co., Ltd., a related party of the Company, in the year ended December 31, 2021 and the period from May 4, 2020 (inception) to December 31, respectively.

As a result, for the year ended December 31, 2021 and the period from May 4, 2020 (inception) to December 31, 2020, we derived sales of 31.4% and 32.3% from related parties, respectively.

For the six months ended June 30, 2022, we derived all our revenue from product sales of $203,172. There was no related party sales transaction for the six months ended June 30, 2022.

Our current sales and distribution arrangements, including payment terms, are determined on a case-by-case basis. Our sales policy treats related parties and third parties alike.

Our Cordyceps is sold exclusively under our brand name and our product is in China. We understand the importance of branding and thus we conduct marketing activities to promote and enhance our image and brand name. Our marketing efforts are concentrated on interviews, news reports and roadshows.

Competitive Strengths

We believe that our success to date and potential for future growth can be attributed to a combination of our strengths, including the following:

Leading-edge Technology and R&D team

We conduct the optimal selection and culturing of strains and have the Target Culturing and Raising Technology, a brand-new patented technology that is able to feed Hepialidae precisely, to get Hepialidae be infected by Cordyceps accurately, and to improve the infection rate.

Our research and development team has a strong and extensive technology background. Currently we have 23 technicians in our R&D and Production Department. The head of our R&D and Production Department, Mr. Yen Hung Liu, is a lead expert in the field of Mycology in Taiwan.

Scientific Information Monitoring and Management System

Our company developed the first set of big data information management system in China for growth of Cordyceps to optimize the lifetime of larva. We use Internet of Things (IoT) monitoring system to monitor and collect data such as temperature, humidity, carbon dioxide concentration, airflow, and air pressure of larvae and Cordyceps growth environment. By comparing the natural environmental conditions where Cordyceps grow, the monitoring system uses mathematical modeling to calculate the data and then provides us with those most suitable environmental conditions to cultivate Cordyceps. By this IoT monitoring system, we improve the infection rate, formation rate and quality rate of our products.

Largest Cultivating Center for Seedling and Thallus and Largest Research Center for Deep Processing and Extraction of Cordyceps

Our company has the largest research and cultivating center for seedling and thallus in China. We cooperate with one of the country’s Cordyceps fodder planting bases in Heishui, Sichuan, and plant Sichuan Heishui Ginseng Fruit and Polygonum Vulgare which are, according to research and tests, the best fodders for feeding Hepialidae.

We also have the technical research center for deep processing and extraction of cordyceps in Taiwan. Through proper solvents and methods, Cordyceps is extracted and retained in the form of lyophilized powder, which reduces the moisture, prolongs the shelf life and thus effectively retains the essences of Cordyceps.

Experienced management with a strong track record

Our management has extensive operating experience and industry knowledge. Szu Hao Huang, our director, chief executive officer, and chief Financial Officer has more than 10 years’ experience in operational management and business development. We believe that our management’s experience and capabilities have contributed greatly to our growth in the past year.

Growth Strategies

Increase Brand Awareness to Achieve National Recognition

We believe that building brand awareness is the primary means to generate and sustain profitable growth in the future. In order to become a national brand, we intend to develop brand recognition through promoting our products and expanding our marketing efforts. We plan to refine and improve the production technologies and the Scientific Information Management System that we have now in research and development aspects, and market our products to more retail chains and distributors throughout China.

Integrate Our Internal Manufacturing Capability to Ensure Quality and Supply

We plan to further integrate and optimize our production facilities, manufacturing procedures and quality control system to make sure our products meet high quality standards, so that our products can gain a competitive advantage in the Cordyceps industry. Our proprietary production know-how allows us to provide the products to our customers in a timely fashion. We plan to continue to invest in manufacturing and operations to accelerate the pace at which we produce our products to the market. Additionally, we leverage our technology in order to maintain, protect, and enhance existing systems and develop new systems to keep pace with changes in technology.

Further Expand Our Distribution Network to Increase the Prevalence of Our Products

Our current sales depend heavily on the connections with Cordyceps distributors and retail customers. To support our rapid growth in sales, we plan to further expand our distribution network by finding qualified distributors and signing long-term agreements with them. We maintain constant communications with the distributors to keep us informed regarding consumer preferences.

Accelerate Technology Innovation and Joined the Industry of Biotechnology

We believe that the development of new technology is critical to our success. We will continuously improve the quality of our products through new technologies. We expect to cooperate with research institutes in order to develop new drugs for major diseases such as kidney failure and lung adenocarcinoma.

Our Challenges

We have a very limited operating history on which to base an evaluation of our business and prospects. Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of their development. Our ability to realize our business objectives and execute our strategies is subject to risks and uncertainties, including but not limited to the following:

•        our limited operating history;

•        we incur net losses in operation and negative operating cash flow for the past two fiscal years;

•        our ability to generate positive operating cash flow and finance our operation;

•        our ability to compete in a competitive environment;

•        our operations are currently subject to five major suppliers who supplied us the raw materials for our products;

•        our ability to grow and harvest sufficient Cordyceps to satisfy our production requirements;

•        we may fail to protect our intellectual property;

•        our ability to maintain an effective system of internal control over financial reporting;

•        our future growth depends on new products development and marketing of existing single product;

•        negative publicity surrounding U.S.-listed Chinese companies may unfairly harm our reputation and adversely affect our ability to access capital markets to grow our business; and

•        the regulatory and legal system in China is complex and developing, and future regulations may impose additional requirements on our business.

In addition, we have not yet established an ongoing source of revenues and cash flows sufficient to cover the operating costs to allow us to continue as a going concern. We incurred net loss of $405,567 for the six months ended June 30, 2022. We also incurred loss of $491,006 and $13,476 for the year ended December 31, 2021 and the period from May 4, 2020 (inception) to December 31, 2020, respectively. As of December 31, 2021, the Company had an accumulated deficit of $504,482. As of June 30, 2022, the Company had an accumulated deficit of $910,049. These factors among others raise substantial doubt about the ability to continue as a going concern for a reasonable period of time.

In order to continue as a going concern, we will need, among other things, additional capital resources. Our plan is to obtain capital from management to meet our minimal operating expenses and seek third party equity and/or debt financing. However, management cannot provide any assurances that we will be successful in accomplishing any of our plans. There is no assurance that additional financing will be available to us. If we were unable to meet our future funding requirements for working capital and for general business purposes, we could experience operating losses and limit our marketing efforts as well as decrease or eliminate capital expenditures. If so, our operating results, our business results and our financial position would be adversely affected. For more information, see “Risks Factors — Risks relating to our business and industry, beginning on page 26 of this prospectus.

Industry

Cordyceps is a kind of traditional and rare nourishment Chinese herbs. Modern clinic research has proved that the most active ingredients in Cordyceps are polysaccharides, mannitol, cordycepin adenosine and galactose. Because of the rarity and high prices of the wild collected variety, attempts have long been made to cultivate Cordyceps. Due to the development of modern biotechnology-based cultivation methods, the availability of this previously rare health supplement has greatly increased in the last 20 years.

The demand for Cordyceps has also compounded exponentially, partly because of the opening of China to trade with the West in the 1970s, exposing many more people around the world to the concepts and practices of traditional Chinese medicine. As Cordyceps has always been highly revered in traditional Chinese medicine, we believe that with increased exposure to traditional Chinese medicine, the demand for this plant has also increased. Such an increase has led to overharvesting of the wild stocks and a subsequent shortage of wild collected varieties of Cordyceps. International markets for Cordyceps are mainly in the United States, Canada, Japan, Korea, Hong Kong and Southeast Asia. The European and Australian markets are also emerging. According to the Industry Information Network Research Consulting Analysis of the Cordyceps Industry in 2020, the export volume from China to the international market is 1.6 tons and is expected to reach 3.6 tons by 2025. The Chinese domestic market demand is about 200 tons a year with an annual growth rate of over 10%. In China, there is an aggregate production capacity of only 159 tons a year, which is a big gap between supply and demand and therefore a great potential market for our product. Also, it is predicted that by 2025, the market scale of Cordyceps in China will reach RMB73.656 billion.

Forecast of Cordyceps Sinensis Market in China from 2021 to 2025
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
16%
14%
12%
10%
8%
6%
4%
2%
0%

	2021	2022	2023	2024	2025
Revenue (million)	53,251	55,745	63,248	64,997	73,658
Growth rate	13.07%	4.68%	13.46%	2.76%	13.33%

Suppliers and Customers

Suppliers

The main raw materials for cultivating Cordyceps include eggs, larvae, ginseng fruit, etc. The following table sets forth information as to the suppliers that accounted for 10% or more of the Company’s purchase for the periods presented.

	For six months ended June 30, 2022 (unaudited)		For the Year Ended December 31, 2021		For the Period from May 4, 2020 (Inception) to December 31, 2020
	Amount	%	Amount	%	Amount	%
Supplier A	$—	—	$—	—	$523,483	90.0%
Supplier B	—	—	—	—	54,462	9.0%
Supplier C	4,902	61.0%	116,564	42.5%	—	—
Supplier D	1,546	19.2%	64,481	23.5%	—	—
Supplier E	—	—	37,476	13.7%	—	—
	$6,448	80.2%	$218,521	79.7%	$577,945	99.0%

Customers

We have expanded our customers from two customers for the Period from May 4, 2020 (Inception) to December 31,2020 to five main customers for year ended December 31, 2021. The following table sets forth information as to the customers that accounted for 10% or more of the Company’s revenue for the periods presented.

	For six months ended June 30, 2022 (unaudited)		For the Year Ended December 31, 2021		For the Period from May 4, 2020 (Inception) to December 31, 2020
	Amount	%	Amount	%	Amount	%
Customer A	$86,258	42.5%	$—	—	$91,262	68.0%
Customer B-related party	—	—	182,775	20.8%	43,458	32.0%
Customer C-related party	—	—	93,012	10.6%	—	—
Customer D	47,753	23.5%	225,410	25.6%	—	—
Customer E	49,389	24.3%	137,618	15.7%	—	—
Customer F	—	—	129,692	14.7%	—	—
	$183,400	90.3%	$768,507	87.4%	$134,720	100.0%

Employees

As of the date of this prospectus, we have 39 full time employees on our payroll, among which 7 are in general administration, 2 in finance and accounting, 7 in operation management and 23 in R&D and Production Department.

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Description of property

Intellectual Properties

Trademarks

Chengdu Skyherb, our PRC subsidiary, has obtained the trademark(s) as below.

No.	Trademark	Registration Code	Registered Country	Registered Date	Category	Status
1		48464693	PRC	July 28, 2020	Class 5	Registered
2		48454391	PRC	July 28, 2020	Class 35	Registered

Chengdu Skyherb had applied for the trademark(s) as below.

No.	Trademark	Registration Code	Registered Country	Registered Date	Category	Status
1		54272206	PRC	March 12, 2021	Class 5	Pending
2		54272197	PRC	March 12, 2021	Class 35	Pending
3		110018894	Taiwan	March 22, 2021	Class 35	Pending

Patents

Chengdu Skyherb is licensed by Yen Hung Liu, one of our founders and directors, to use the following three patents.

No.	Patent Name	Patent Code	Registered Country	Expiration Date	Category
1	Cultivation and Preservation Device for Fungus	M543537	Taiwan	December 28, 2026	Utility Models
2	Customizable Cultivation Cordyceps Equipment for Exclusive Recipes	M540473	Taiwan	December 28, 2026	Utility Models
3	Environment Control Cultivation Equipment	M540472	Taiwan	December 28, 2026	Utility Models

On June 6, 2020, Chengdu Skyherb entered into a non-exclusive licensing agreement with Mr. Yen Hung Liu, pursuant to which Mr. Liu agreed to grant Chengdu Skyherb non-exclusive rights to use the three cultivation technologies that Mr. Liu developed as listed above. According to this licensing agreement, Chengdu Skyherb is allowed to use these technologies globally beginning on June 6, 2020 until December 28, 2026, the expiration date of the patents. Both parties agreed that there is no licensing fee under this agreement.

These three cultivation technologies reflect the three important processes of cultivation of Cordyceps, which runs through the whole production process of cultivation of Cordyceps. The production process can be concentrated and summarized in two stages; Stage one is to cultivate fungi for injection into the larvae. Stage two is to cultivate the larvae into Cordyceps products. Only by injecting the cultivated fungi into the larvae can the larvae grow into cordyceps products.

Cultivation and Preservation Device for Fungus is an equipment of cultivating fungus used in stage one.

Customizable Cultivation Cordyceps Equipment for Exclusive Recipes is used to adapt the wild Cordyceps fungi to the cultivation environment.

Environment Control Cultivation Equipment provides an environment suitable for mass production of strains and cultivation of Cordyceps.

Tangible property

Chengdu Skyherb currently has an owned Cordyceps breeding center, a leased office, and dormitories for its operations:

Owned Properties

There is no private land and property ownership in China. The right to possess the property is held by the government and the right to use the property has been transferred to us.

No.	Property Location	Description and tenure	Space (m2)	Functions
1	No. 1, Floor 1-2, Building 1, No. 689, Boshi Road, Shouan Town, Pujiang County, Sichuan Province, China	The property is subject to a right to use the land for a term until June 4, 2063 for industrial purposes.	1,788	Breeding Center

Leased Properties

No.	Property Location	Material Lease Term	Space (m2)	Functions
1	6th Fl., No. 15, Lane 548, Ruiguang Road, Neihu District, Taipei City, Taiwan	Chengdu Skyherb leases this property for the use of our executive office under a lease that expires on December 31, 2025. The annual rent is NTD146,000 (approximately USD21,150).	N/A	Office
2	No. 30, Group 3, Yucai Community, Shouan Town, Pujiang County, Chendu City, Sichuan Province, China	Chengdu Skyherb leases this property for the use of employees’ dormitory under a lease that expires on July 31, 2024. The annual rent is RMB32,000 (approximately USD4,640).	140	Staff dormitory
3	Chengdu Industrial Support Complex Apt 228, Shouan Industrial Development Zone, Pujiang County, Chendu City, Sichuan Province, China	Chengdu Skyherb leases this property for the use of employees’ dormitory under a lease that expires on November 7, 2021. The annual rent is RMB23,400 (approximately USD3,390).	55	Staff dormitory

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. As of the date hereof, neither we nor any of our subsidiaries is a party to any pending legal proceedings, nor are we aware of any such proceedings threatened against us or our subsidiaries.

Seasonality

We believe our operation and sales of Cordyceps do not experience seasonality.

Insurance

We do not have any business liability, interruption or litigation insurance coverage for our operations in China. Insurance companies in China offer limited business insurance products. While business interruption insurance is available to a limited extent in China, we have determined that the risks of interruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Therefore, we are subject to business and product liability exposure. See “Risk Factors — Risks Relating to Our Business and Industry — Our sales and reputation may be affected by product liability claims, litigation, product recalls, or adverse publicity in relation to our products.”

REGULATIONS

Regulation on Cordyceps in PRC

According to the Interim Measures for the Administration of the Trade of Cordyceps in the Tibet Autonomous Region became effective on October 1, 2009, Cordyceps sales refer to the transaction behavior of companies holding business licenses selling cordyceps to consumers. The purchase of Cordyceps refers to a transaction in which an enterprise that holds a business license and obtains a license for the purchase of Cordyceps directly purchases Cordyceps from the collector. Trading enterprises that have already applied for the “Drug Production License” and “Drug Distribution License” shall no longer apply for a license for the purchase of Cordyceps. Those who sell cordyceps should have a fixed business site and obtain a business license before they sell it.

According to the Notice of the State Food and Drug Administration on Stopping Cordyceps in the Pilot Work of Health Food the related application and approval work of health food containing Cordyceps is carried out in accordance with the relevant provisions of the Administrative Measures for the Registration and Record-filing of Health Food Products, and no production or sale is allowed without approval. According to the Administrative Measures for the Registration and Record-filing of Health Food Products promulgated on July 1, 2016, Health food products that use raw materials other than those included in the catalogue of raw materials for health food products shall apply for registration of health food products.

According to the Notice of the Ministry of Health on Further Regulating the Management of Health Food Raw Materials, Cordyceps does not fall in the List of items that can be used in Health Food Products and the List of prohibited items in Health Food Products.

According to the Drug Administration Law of the People’s Republic of China promulgated on August 26, 2019, the administration of the cultivation, collection and breeding of traditional Chinese medicinal materials shall be carried out according to provisions of the relevant laws and regulations. Before marketing a drug in China, it is imperative to obtain approval from the medical products administrative department under the State Council and the registration certificate for the drug, excluding traditional Chinese medicinal materials and traditional Chinese medicine decoction pieces which do not require examination and approval. Traditional Chinese medicinal materials shall be packaged for shipment. On each package, such information as the product name, place of origin, date, and supplier shall be indicated, along with a mark of acceptable quality.

According to the Reply of the State Food and Drug Administration on the legal application of non-drug counter sales of packaged gift box products with nourishing and health-care Chinese medicinal materials as the content promulgated and became effective on February 27, 2006, for non-pharmaceutical business units that sell nourishing and health care Chinese medicinal materials that have not yet been implemented for approval number management, no matter whether these nourishment and health care Chinese medicinal materials are packaged (packaged gift boxes), it does not need to obtain a “Drug Distribution License”.

According to the Law of the People’s Republic of China on Traditional Chinese Medicine, the collection and storage as well as the initial processing of Chinese medicinal materials shall be in line with the relevant technical specifications, standards and administration requirements.

Regulation on Product Liability

Manufacturers and vendors of defective products in the PRC may incur liability for losses and injuries caused by such products. Under the Civil Code of the PRC, which became effective on January 1, 2021, manufacturers or retailers of defective products that cause property damage or physical injury to any person will be subject to civil liability.

The principal legal provisions governing product liability are set out in the Product Quality Law of the PRC, which was amended on and became effective on December 29, 2018. The Product Quality Law is applicable to all activities of production and sale of any product within the territory of the PRC, and the producers and sellers shall be liable for product quality in accordance with the Product Quality Law. According to the Product Quality Law, consumers who suffer personal injury or property loss due to product defects may demand compensation from the producer as well as the seller. Violations of the Product Quality Law may result in the imposition of fines. In addition, the seller or the producer may be ordered to suspend operation and its business license may be revoked. Criminal liability may be incurred in serious cases.

Restriction on Foreign Ownership

According to the Foreign Investment Law the PRC adopted by the National People’s Congress of the PRC on March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020 and came into effective on January 1, 2020.

Under the Foreign Investment Law, the State shall implement the management systems of pre-establishment national treatment and negative list for foreign investment, according to which the treatment given to foreign investors and their investments during the investment access stage shall be not lower than that given to their domestic counterparts, and the State shall give national treatment to foreign investment beyond the negative list where special administrative measures for the access of foreign investment in specific fields is specified. Besides, the State shall protect foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China in accordance with the law. The State will take measures to prompt foreign investment such as ensuring fair completion for foreign-invested enterprises to participate in government procurement activities, and protection of intellectual property rights of foreign investors and foreign-invested enterprises. In respect of administration of foreign investment, foreign investment shall go through relevant verification and record-filing formalities if required by relevant state laws and regulations. While the organization form, institutional framework, and standard of conduct of a foreign-funded enterprise shall be subject to the provisions of the Company Law or the Partnership Enterprise Law of the PRC, if applicable.

On June 23, 2020, the Ministry of Commerce and the NDRC promulgated the Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2020 Version), or the Negative List, which took effective from July23, 2020. The Negative List sets out the revised list of restricted foreign-invested industries and prohibited foreign-invested industries in lieu of that set out in the Catalogue. These restrictive measures include requirements for shareholding and senior officers, but do not include restrictive measures consistently applicable to domestic and foreign investments and restrictive measures irrelevant to access. According to the Negative List, no foreign investor may engage in prohibited items listed in the Negative List, and no foreign-invested partnership may be established for the engagement in prohibited items subject to limitations on proportion of foreign investment.

According to the Catalogue of Industries for Encouraging Foreign Investment (2020 Version), planting and cultivation of traditional Chinese medicine herbs falls within the Encouraging Catalogue. Our PRC subsidiary is mainly engaged in cultivation and sales of Cordyceps, which fall into the “permitted” category under the Negative List and the Catalogue.

Regulation on Foreign Exchange Control

Foreign exchange in China is primarily regulated by:

•        The Foreign Currency Administration Regulations (1996), as amended on January 14, 1997 and August 5, 2008; and

•        The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Foreign Currency Administration Regulations, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as, loans, investment in securities and repatriation of investments, however, remains subject to the registration of the SAFE or its local counterparts as required by law. Under the Administration Rules, foreign-invested enterprises may buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions for settlement of current account transactions after providing valid commercial documents and, in the case of capital account item transactions, only after registration with the SAFE and, as the case may be, other relevant PRC government authorities as required by law. Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include registration filing with MOFCOM. If the investment is made to the sensitive countries, districts, or industries, it needs to be approved by MOFCOM.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. We receive a significant portion of our revenue in Renminbi, which is not a freely convertible currency.

Under our current structure, our income may rely on dividend payments from our PRC subsidiaries. Under existing PRC foreign exchange regulations, the distribution of dividends, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE if certain procedural requirements are complied with. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. We cannot assure you whether fluctuations in RMB exchange rate may be a disadvantage to us.

Regulation on Wholly Foreign-owned Enterprises

According to the PRC Company Law, adopted on December 29, 1993 and last amended on October 26, 2018. Under the PRC Company Law, companies are generally classified into two categories, namely, limited liability companies and joint stock limited companies. The PRC Company Law also applies to foreign-invested limited liability companies. In accordance with the PRC Company Law, any stipulations by other PRC laws governing foreign investment shall prevail over the PRC Company Law.

Pursuant to the Measures for Foreign Investment Information Reporting which was promulgated on December 30, 2019 and became effective on January 1, 2020, where foreign investors carry out investment activities in Mainland China directly or indirectly, the foreign investors or foreign investment enterprises shall submit investment information to competent commerce departments. Foreign investors or foreign investment enterprises shall report investment information to competent commerce departments via the enterprise registration system and the national enterprise credit information disclosure system.

Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the Circular on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles (“Circular 37”) promulgated by the SAFE and became effective on July 4, 2014, a “special purpose vehicle “means an overseas enterprise directly established or indirectly controlled by a domestic resident (including domestic institution and domestic individual residents) for the purpose of engaging in investment and financing with the domestic enterprise assets or interests he legally holds, or with the overseas assets or interests he legally holds. And the registration for and the relevant foreign exchange administration over a special purpose vehicle established by a domestic resident shall be subject to the Circular 37.

According to the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment related Foreign Exchange Administration (“Circular 13”), the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment, including the registration of PRC residents who engage in overseas investment and financing and inbound investment via special purpose vehicles under the Circular 37, is directly reviewed and handled by banks, and the SAFE and its branches shall perform indirect regulation over the direct investment-related foreign exchange registration through local banks. The Circular 13 also simplified handling formalities for certain direct investment-related foreign exchange business, for example, simplifying the administration of the confirmation and registration of foreign investors’ contribution under domestic direct investment, canceling the filing of overseas re-investment foreign exchange, and canceling annual inspection of the direct investment-related foreign exchange.

According to the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement (“Circular 16”) promulgated by SAFE and became effective on June 19, 2016, domestic enterprises may all settle their external debts in foreign currencies according to the method of voluntary foreign exchange settlement. A domestic institution may use its foreign exchange earnings under capital account and the RMB funds obtained from the settlement thereof for current account expenditure within the scope of its business, as well as for capital account expenditure permitted by laws and regulations.

According to the Regulations on Foreign Exchange Control of the PRC promulgated by the State Council on January 14, 1997 and amended and became effective on August 5, 2008, Renminbi is freely convertible without the approval from the SAFE of its local counterpart for current account transactions, including payment of dividends to foreign investors, payment of interests, international trade of goods, service-related foreign exchange transactions, on a basis of true and lawful transactions, while capital account transactions including direct investments and repayment of foreign currency loans are subject to significant foreign exchange control and require the prior approval of the SAFE or its local counterpart and/or registration with the authority.

Regulation on Dividend Distributions

Our PRC subsidiary, Chengdu Skyherb is a wholly foreign-owned enterprise (limited liability company) under the PRC law. According to the Company Law of the PRC revised and became effective on October 26, 2018, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, an enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after-tax profits to its employee welfare and bonus funds. These reserve funds, however, may not be distributed as cash dividends.

According to the Treaty on the Avoidance of Double Taxation and Tax Evasion between Mainland and Hong Kong promulgated on August 21, 2006, if the non-PRC parent company of a PRC enterprise is a Hong Kong resident which beneficially owns a 25% or more interest in the PRC enterprise, the 10% withholding tax rate applicable under the EIT Law may be lowered to 5% for dividends and 7% for interest payments once record filings have been performed with the relevant tax authorities.

Pursuant to the Circular of the State Administration of Taxation on Relevant Issues Concerning the Implementation of Dividend Clauses in Tax Treaties, which was promulgated on and with effect from 20 February 2009, all of the following requirements should be satisfied where a fiscal resident of the other party to the tax agreement needs to be entitled to such tax agreement treatment as being taxed at a tax rate specified in the tax agreement for the dividends paid to it by a PRC resident company: (a) such a fiscal resident who obtains dividends should be a company as provided in the tax agreement; (b) owner’s equity interests and voting shares of the PRC resident company directly owned by such a fiscal resident reaches a specified percentage; and (c) the equity interests of the PRC resident company directly owned by such a fiscal resident, at any time during the 12 months prior to the obtainment of the dividends, reaches a percentage specified in the tax agreement.

In addition, the State Administration of Taxation promulgated the Administrative Measures for Entitlement of Non-resident Taxpayer to Agreement Treatment, which was promulgated on October 14, 2019 and came into effect on January 1, 2020. Under the Administrative Measures for Entitlement of Non-resident Taxpayer to Agreement Treatment, any non-resident taxpayer meeting conditions for enjoying the convention treatment may be entitled to the convention treatment itself/himself when filing a tax return or making a withholding declaration through a withholding agent, subject to the subsequent administration by the tax authorities.

M&A Rules

On August 8, 2006, six PRC regulatory agencies, MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, China Securities Regulatory Commission (“CSRC”) and SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and subsequently amended on June 22, 2009. The M&A Rules purport, among other things, to require that offshore SPVs that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interests held by such PRC companies or individuals, obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

Pursuant to the Foreign Investment Access Management Guidance Manual, which was issued and became effective on 18 December 2008 by the MOFCOM, notwithstanding the fact that (i) the domestic shareholder is connected with the foreign investor or not; or (ii) the foreign investor is the existing shareholder or the new investor, the M&A Provisions shall not apply to the transfer of an equity interest in an incorporated foreign-invested enterprise from the domestic shareholder to the foreign investor.

Regulations on Trademarks

According to the Trademark Law of the PRC revised by the Standing Committee of the National People’s Congress (“SCNPC”)) on April 23, 2019 and taking effect on November 1, 2019, the registered trademark has a validity period of 10 years starting from the registration date. The trademark registrant enjoys the exclusive right to use the trademark. Additionally, pursuant to the Trademark Law and other relevant PRC laws and regulations, in the event that a company uses trademarks in relation to production in the PRC without the required authorization, the company may be asked to cease the infringement. Any dispute in connection with the activities the infringe the exclusive right to use a registered trademark shall be resolved by the relevant parties through negotiation. If the relevant parties refuse to negotiate or the negotiation fails, the trademark registrant or the relevant stakeholders may file a lawsuit in the people’s court or turn to the industrial and commercial administrative department for handling. Meanwhile, we have successfully obtained two trademarks.

Regulations on Patents

According to the PRC Patent Law revised by the SCNPC on October 17, 2020 and taking effect on June 1, 2021, the PRC patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office is responsible for examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention patent and a term of ten years in the case of utility models and designs. We are licensed to use three utility models patents which are registered in Taiwan.

PRC Taxation and Foreign exchange

Under the Enterprise Income Tax Law or EIT Law amended on December 29, 2018, and the Implementation Regulations on the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. A uniform income tax rate of 25% will be applied to domestic enterprises, foreign-invested enterprises and foreign enterprises that have established production and operation facilities in the PRC,

The Notice of the State Administration of Taxation (“SAT”) on Issues Relevant to Foreign-registered Chinese-invested Holding Enterprises Determined as Resident Enterprises in Accordance with Actual Management Organization Standard (“Circular 82”) issued by the SAT in April 2009 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China. Pursuant to the SAT Circular 82, a PRC- controlled offshore incorporated enterprise has its “de facto management body” in China only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. The Administrative Measures for Income Tax of Chinese-Controlled Resident Enterprises Registered Abroad (For Trial Implementation) (“Bulletin 45”) issued by the SAT on September 1, 2011, provides more guidance on the implementation of the SAT Circular 82 and provides for procedures and administration details on determining resident status and administration on post-determination matters.

According to Provisional Regulations on Value-added Tax of the PRC issued by the State Council on December 13, 1993 and taking effect on January 1, 1994 and amended respectively on November 5, 2008, February 6, 2016 and November 19, 2017 (“Provisional Regulations on VAT”), the Detailed Rules for the Implementation of the Interim Regulations of the People’s Republic of China on Value-Added Tax revised by SAT on October 28, 2011 and came into effect on November 1, 2011, all the entities and persons engaged in sales of goods or provision of processing, repair and maintenance labour, sales of services, intangible assets or real estate or import of goods in China shall be subject to value-added tax. The taxable value shall be calculated based on the output tax and input tax. Unless otherwise specified by the Provisional Regulations on VAT, for the sales of goods, labour, tangible asset lease services or import of goods by the taxpayer, the VAT rate shall be 17%; for the sales of transportation, postal, basic telecom, construction and real estate lease service, sales of real estate, transfer of land use right, sales and import of special goods listed in the Provisional Regulations on VAT by the tax payer, the VAT rate shall be 11%; for the sales of services and intangible assets by the tax payer, the VAT rate shall be 6%. Unless otherwise specified, the VAT rate for the export of goods by the taxpayer shall be zero; and the VAT rate for the cross-border sales of services and intangible assets within the scope as specified in the regulations of the State Council by the domestic institutions and individuals shall be zero.

On March 23, 2016, the Ministry of Finance (“MOF”) and the SAT jointly issued the Circular on Full Implementation of Business Tax to Value-added Tax Reform which has been partially repealed on July 1, 2017 and January 1, 2018, confirms that business tax would be completely replaced by VAT from May 1, 2016.

On April 4, 2018, the SAT and the MOF jointly issued Circular on Adjusting Value-added Tax Rate to further adjust the VAT rate, including the change of tax rate from 17% and 11% to 16% and 10% respectively for the taxable sales or import of goods by the tax payer.

On March 20, 2019, the SAT, the General Administration of Customs of the PRC (“GACC”) and the MOF jointly issued Announcement on Policies Concerning Deepening the Reform of Value-added Tax which shall come into effect as of April 1, 2019 to further adjust the VAT rate, including the change of tax rate from 16% and 10% to 13% and 9% respectively for the taxable sales or import of goods by the tax payer.

Employment Laws

The Labor Law of the PRC, which was amended on December 29, 2018, provides that an employer shall develop and improve its rules and regulations to safeguard the rights of its workers. An employer shall develop and improve its labor safety and health systems, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards. Labor safety and health facilities must comply with relevant national standards. An employer must provide workers with the necessary labor protection equipment that complies with labor safety and health conditions stipulated under national regulations, as well as provide regular health checks for workers that are engaged in operations with occupational hazards. Workers engaged in special operations shall have received specialized training and obtained the pertinent qualifications. An employer must develop a vocational training system. Vocational training funds must be set aside and used in accordance with national regulations and vocational training for workers must be carried out systematically based on the actual conditions of the company.

The Labor Contract Law of the PRC, which was amended on December 28, 2012, and came into effect on July 1, 2013, and the Implementation Regulations on Labor Contract Law, which was promulgated on September 18, 2008, and came into effect on the same day, regulate employer and the employee relations and contain specific provisions involving the terms of the labor contract. Labor contracts must be made in writing and may, after reaching agreement upon due negotiations, be for a fixed-term, an un-fixed term, or conclude upon the completion of certain work assignments. In the event that no written labor contract is concluded at the time when a labor relationship is established, such a contract shall be concluded within one month as of the date when the employing unit employs a worker. An employer may legally terminate a labor contract and dismiss its employees after reaching an agreement upon due negotiations with the employee or by fulfilling the statutory conditions.

According to the Social Insurance Law of the PRC, enterprises are obliged to provide their employees in the PRC with welfare schemes covering basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and medical insurance. If an enterprise fails to pay social insurance premiums in full within the time period specified by the authorities, a daily fine of 0.05% on any delinquent payments may be imposed on it. If an enterprise fails to make such payments on time, it may be liable to a fine equal to one to three times the overdue amount.

According to the Regulations on the Administration of Housing Provident Funds, enterprises should undertake registration at the competent managing center of housing fund and then, upon the examination by such managing center of housing fund, undergo the procedures of opening the account of housing fund for their employees at the relevant bank. Enterprises are also obliged to timely pay and deposit then housing fund in the full amount. In the event that an enterprise fails to pay housing provident fund within the time period according to the regulation, the PRC authorities may order it to pay the fund within a time limit. If the enterprise still fails to make overdue contributions, such relevant PRC authorities may apply to court for compulsory execution. If the enterprise fails to undertake registration of housing provident fund or fail to open housing fund account for its employees, the competent PRC authorities shall order the enterprise to complete such registration procedure regarding housing provident fund within a prescribed time limit. If the enterprise fails to do so within the prescribed time limit, a penalty ranging from RMB 10,000 to RMB 50,000 may be imposed.

Foreign trade and customs

According to the Foreign Trade Law of the PRC amended on April 2004 and became effective on July 1, 2004, and last amended on November 7, 2016, any foreign trade business operator that is engaged in the import and export of goods or technologies shall make registration for record with the administrative department of foreign trade of the State Council or the institution entrusted by it, but those that are exempted from registration for record by laws, administrative rules and rules of the department in charge of foreign trade under the State Council shall be excluded. If the foreign trade business operator fails to complete such registration for record, the customs will not process the procedures of declaration, inspection and release for the import or export of goods.

According to the Customs Law of the PRC last amended on April 29, 2021, and the Administrative Provisions of the Customs of the PRC on the Registration of Customs Declaration Entities effective as of July 1, 2018, the import and export of goods are subject to the customs ‘control. Consignees of import goods and consignors of export goods have the obligation to make true declarations to the customs. Duties shall be levied by the customs in respect of the goods allowed to be imported and exported. Consignees of import goods and consignors of export goods are required to be registered with the local customs.

MANAGEMENT

Our directors, executive officer and key employees are listed below. Directors hold office until the next annual meeting of the Board or until his successors have been duly elected and qualified. Officer is elected by the Board and his term of office is, except to the extent governed by employment contract, at the discretion of the Board.

Name	Age	Position(s)
Szu Hao Huang	43	Director, CEO and CFO
Yenhung Liu	51	Director

The following is a brief biography of our directors and executive officer:

Szu Hao Huang.

Mr. Huang has served as our Director, CEO and CFO since May 2020. From May 2018 to May 2020, he was the Vice President of Overseas Business Department of Zhonghe Sunshine Asset Management Co., Ltd., during this period he was responsible for overseas market business development. From January 2015 to January 2018, Mr. Huang served as the CEO of Mega Sun Bio-medical Co., Ltd., where he was in charge of corporate governance and business operations. During this time, he led the company to expand its business overseas and led the research and development of the main product “Negative Hydrogen Smart Water Purification System,” which has obtained the patent in Germany, Japan, China and Taiwan, and was awarded seven invention awards in 2015 and 2016 from four major invention exhibitions in the world. From November 2013 to November 2014, Mr. Huang served as the general manager of the well-known Taiwanese beverage brand “Tiger Yazi” Aerobic Life Co., Ltd. for 30 years, where he was mainly responsible for operation management and business marketing. During the time, he successfully improved the company’s operating strategy and increased the company’s performance by 300%. Mr. Huang acquired his bachelor’s degree in civil engineering from Tungnan University in 1999 in Taiwan.

Yenhung Liu.

Mr. Yenhung Liu has been our Director since July 2022. From June 2020 to July 2022, he was the Chief Technology Officer of Chengdu Skyherb. From July 2017 to June 2020, he served as the Technical advisor of Taiwan Metcon Co., Ltd. From May 2014 to July 2017, he was the General Manager of Eric Biotechnology Co., Ltd and was mainly responsible for the research and development of new technology in biochemical products. Prior to that, he served as the Manager of Yongxu Biotechnology Co., Ltd and was responsible for the R & D and production of herbal products imported from India. He earned his Bachelor degree in Electronics Engineering from the St John’s University of Taipei, Taiwan in 1993.

Board Committees

We currently have two directors, Szu Hao Huang and Yenhung Liu, therefore we have not established any committees, including an audit committee, a compensation committee, a nominating committee or any committee performing a similar function. The functions of those committees are being undertaken by the directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, our directors or executive officer has not, during the past ten years:

•        been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•        had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which such person was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•        been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, by any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•        been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•        been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•        been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self- regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Code of Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to our directors, officer and all employees.

EXECUTIVE COMPENSATION

For the fiscal year ended December 31, 2021 and for the period from May 4, 2020 (inception) to December 31, 2020, we did not pay any compensation to our CEO, CFO and Directors, Szu Hao Huang and Yenhung Liu.

Employment Agreement and Offer Letter

On May 6, 2020, we entered into an employment agreement with Szu Hao Huang, our CEO, CFO and director. The agreement provides a term from May 6, 2020 to December 31, 2025 and did not provide for compensation. Pursuant to the employment agreement, Szu Hao Huang will not receive any compensation.

On July 1, 2022, Yenhung Liu, a director, has received and signed the offer letter provided by us. The term shall continue until his successor is duly elected and qualified. The Board may terminate the position as a director for any or no reason. The position shall be up for re-appointment every year by the board of directors of the Company. The offer letter did not provide compensation.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of the date of this prospectus, and as adjusted to reflect the sale of the ordinary shares offered in this offering for

•        each director and executive officer who beneficially owns our ordinary shares; and

•        each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 111,120,000 ordinary shares issued and outstanding as of the date of this prospectus.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares’ underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them. As of the date of this prospectus, we have a total of 92 shareholders of record, 3 of which hold beneficial ownership of 5% or more, and none of which is located in the United States.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering		Percentage of Votes Held After this Offering
	Number	Percent	Number	Percent	Percent
Director and Executive Officer:
Szu Hao Huang(1)	65,847,400	59.3%	65,847,400	59.3%	59.3%
Yenhung Liu(1)
5% Shareholder:
Dalan Vincent Holdings Limited(1)	65,847,400	59.3%	65,847,400	59.3%	59.3%
AJRD Holdings Limited(2)	19,999,000	18%	19,999,000	18%	18%
Silver Spring Asia Holdings Limited(3)	7,000,000	6.3%	7,000,000	6.3%	6.3%

____________

(1)      Dalan Vincent Holdings Limited is a company incorporated in the British Virgin Islands. Szu Hao Huang owns 50% of the equity interest in Dalan Vincent Holdings Limited. Yen Hung Liu holds 50% of the equity interest in Dalan Vincent Holdings Limited. According to the acting-in-concert agreement between Szu Hao Huang and Yen Hung Liu dated September 30, 2021, Mr. Huang has the power to direct the voting and disposition of the ordinary shares held by Dalan Vincent Holdings Limited.

(2)      Shih Han Huang beneficially owns 19,999,000 ordinary shares indirectly through AJRD Holdings Limited, a company incorporated under the laws of the British Virgin Islands and of which Ms. Huang has voting and dispositive control.

(3)      Hsiao Ling Lee beneficially owns 7,000,000 ordinary shares indirectly through Silver Spring Asia Holdings Limited, a company incorporated under the laws of the British Virgin Islands and of which Ms. Lee has voting and dispositive control.

RELATED PARTY TRANSACTIONS

The Company had transactions with the following related parties for the years ended December 31, 2021, the period from May 4, 2020 (inception) to December 31,2020, and the six months ended June 30, 2022:

Name of Related Party	Nature of Relationship
Mr. Szuhao Huang	Director, Chief Executive Officer (“CEO”)
Mr. Yenhung Liu	Director
Mr. Xusheng Niu	Legal representative of Chengdu Skyherb
Mrs. Xiangtao Yao	Wife of Xusheng Niu
Chengdu Zhonghe sunshine Biotechnology Co., Ltd (“Chengdu Zhonghe”)	A company whose legal representative is Mr. Yenhung Liu, a director of the Company
Gasar Biotechnology Co., Ltd	A company managed by Mr. Szuhao Huang, the CEO and a director of the Company
Foshan Xiongluyu Tea Co., Ltd.	A company whose legal representative and principal shareholder is Mrs. Xiangtao Yao
Chengdu Zangqingyuan Herb Co., Ltd.	A company whose legal representative and principal shareholder is Mrs. Xiangtao Yao

(1) Sales to related parties

The Company did not sell cordyceps to related parties in the six months ended June 30, 2022. The Company sold cordyceps of $182,775 and $43,458 to Chengdu Zangqingyuan Herb Co., Ltd, a related company whose legal representative and principal shareholder is Mrs. Xiangtao Yao, in the year ended December 31, 2021 and the period from May 4, 2020 (inception) to December 31,2020 respectively. The Company sold cordyceps of $93,012 and $0 to Foshan Xiongluyu Tea Co., Ltd. In the year ended December 31, 2021 and the period from May 4, 2020 (inception) to December 31, respectively. All of these sales are made at prevailing market price.

(2) Loan receivable-related parties

The Company made loans to an unrelated party in the amount of $146,040 for the period from May 4, 2020 Inception) to December 31, 2020. The loan is non-interest bearing and has a maturity date of August 30, 2021 which was extended to August 30, 2023. The outstanding loan balance was $146,040, $146,040 and $0 as of December 31, 2020, December 31, 2021 and June 30, 2022, respectively.

On August 29, 2021, Mr. Szuhao Huang, our CEO, assumed the liability to payback this loan. The outstanding loan balance was $146,040 and $0 as of December 31, 2021 and June 30, 2022, respectively.

(3) Purchase from a related party

On June 28, 2020, the Company, Chengdu Zhonghe, Chengdu Helian Industrial Park Investment Co., Ltd, from whom Chengdu Zhonghe bought the breeding center before it was completed, signed certain rights and obligation transfer agreement whereby Chengdu Zhonghe will transfer its rights to the breeding center to the Company for $670,891 (RMB 4,380,000). The Company has paid the full amount for the purchase as of December 31, 2020. The breeding center is located at No. 1, Floor 1-2, Building 1, No. 689, Boshi Road, Shouan Town, Pujiang County, Sichuan Province, China, with a construction area of 1,788 square meters. The construction of the breeding center was completed in December 2020, and Chengdu Skyherb began to use the center for its cordyceps cultivating since then. As of the date of this prospectus, the title transfer procedures are still in process.

On June 15, 2020, the Company purchased certain fixed assets and inventory from Chengdu Zhonghe in the amount of $1,574,603 (RMB10,280,000). The balance of accounts payable to Chengdu Zhonghe was $1,115,902 and $1,093,552 as of December 31, 2021 and 2020, respectively. The balance of accounts payable to Chengdu Zhonghe was $1,061,136 and $1,115,902 as of June 30, 2022 and December 31, 2021, respectively.

On September 10, 2021, the Company paid $100,000 to purchase certain office equipment and fixture from Gasar Biotechnology Co., Ltd to use in the Taiwan office. These fixed assets are depreciated over the office lease term of 49 months, using a straight-line method.

(4) Due from related parties

The Company advanced fund to Mr. Szuhao Huang, our CEO, to work as the petty cash fund for the Company, such as registering the Company’s trademark in Taiwan, business entertainment for the Company, etc. The company also advanced fund to Gasar Biotechnology Co., Ltd, a company controlled by Mr. Szuhao Huang, to work as the petty cash fund for the Company. On the other hand, due to lack of cash resources, Mr. Szuhao Huang made fund to Cordyceps Sunshine Taiwan Branch to finance its operation. These funds are non-interest bearing, non-secured, due on demand, and without a written agreement. As of the date of this prospectus, Gasar Biotechnology Co., Ltd and Mr. Szuhao Huang have paid off all of the debt owed to the Company.

Due from related parties consists of the following:

	June 30, 2022	December 31, 2021	December 31, 2020
Mr. Szuhao Huang	$—	$(12,519)	$142,182
Gasar Biotechnology Co., Ltd	148,900	148,900	98,900
Less: Allowance for doubtful accounts	—	—	—
Total, net	$148,900	$136,381	$241,082

(5) Due to related parties

On June 27, 2020, Chengdu Skyherb entered into a loan agreement to borrow $1,263,665 (RMB 8,250,000) from Mr. Xusheng Niu and Mrs. Xiangtao Yao as working capital to purchase fixed assets and inventory above. The Company repaid $17,691 and accrued interest expense of $20,284 for the period from May 4, 2020 Inception) to December 31, 2020, the balances due to Mr. XuSheng Niu is $378,799 and $906,760, respectively, as of December 31, 2020. Such balances bear annual interest of 5%, are personally guaranteed by Mr. Szuhao Huang, and with a maturity date of December 31, 2022.

In 2021, Mr. Xusheng Niu and Mrs. Xiangtao Yao continued to make fund to Chengdu Skyherb to finance its operations due to lack of cash rescuers. Such funds bear annual interest of 5%, non-secured, due on demand, and without a written loan agreement. In the year ended December 31, 2021, the Company repaid $157,953 and accrued interest expenses of $12,350. The balance due to Mr. Xusheng Niu and Mrs. Xiangtoa Yao was $768,714 and $790,051, respectively, as of December 31, 2021. The Company accrued interest expenses of $34,297 in the six months ended June 30, 2022. The balance due to Mr. Xusheng Niu and Mrs. Xiangtoa Yao was $755,536 and $695,661, respectively, as of June 30, 2022.

In 2021 and 2022, due to lack of cash resources, Mr. Szuhao Huang made fund to Cordyceps Sunshine Taiwan Branch to finance its operation. These funds are non-interest bearing, non-secured, due on demand, and without a written agreement. The balance due to Mr. Szuhao Huang was $165,646 and $12,519, as of June 30, 2022 and December 31, 2021, respectively.

Due to related parties consists of the following:

	June 30, 2022	December 31, 2021	December 31, 2020
Mr. Xusheng Niu	$755,536	$768,714	$378,799
Mrs. Xiangtao Yao	695,661	790,051	906,760
Mr. Szuhao Huang	165,646	—	—
Total	$1,616,843	$1,558,765	$1,285,559

LEGAL MATTERS

The validity of the ordinary shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by [*], our counsel as to Cayman Islands law. Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. Legal matters as to PRC law will be passed upon for us by Tianyuan Law Firm.

The current address of [*] is [*]. The current address of Ortoli Rosenstadt LLP is 366 Madison Avenue, 3rd Floor, New York, NY 10017. The current address of Tianyuan Law Firm is 10th Floor, Tower B, China Pacific Insurance Plaza, 28 Fengsheng Hutong, Xicheng District, Beijing 100032, PRC.

EXPERTS

The financial statements as of December 31, 2021 and 2020 included in this prospectus have been so included in reliance on the report of Keith K Zhen CPA an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the ordinary shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the ordinary shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ordinary shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

FINANCIAL REPORT

At June 30, 2022 and December 31, 2021, and
For the six months ended June 30, 2022 and 2021

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30, 2022	December 31, 2021
	(unaudited)
ASSETS

Current Assets:
Cash and cash equivalents	$46,230	$99,684
Accounts receivable, net (Note 4)	322,659	358,006
Others receivable	10,974	16,476
Advances and prepayments to suppliers	5,728	27,410
Inventory (Note 5)	353,452	480,352
Due from related parties (Note 7 – (4))	148,900	148,900
Total Current Assets	887,943	1,130,828

Loan receivable-related parties (Note 7 – (2))	146,040	146,040
Property, plant and equipment, net (Note 6)	1,550,951	1,713,954
Operating lease right of use asset, net	240,780	272,216
Total Assets	$2,825,714	$3,263,038

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	$37,640	$111,696
Accounts payable-related party (Note 7 – (3))	1,115,902	1,115,902
Accrued expenses (Note 9)	79,196	56,407
Due to related parties (Note 7 – (5))	1,616,843	1,571,284
Operating lease liabilities – current	57,881	66,237
Total Current Liabilities	2,907,462	2,921,526

Long-term Loans payable (Note 10)	414,000	414,000
Operating lease liabilities – noncurrent	154,877	203,325
Total Liabilities	3,476,339	3,538,851

Commitments and Contingencies (Note 13)	—	—

Shareholders’ Equity:
Common Stock, par value $0.0001, 500,000,000 shares authorized; 100,000,0000 shares issued and outstanding as of December 31, 2021 and 2020	10,000	10,000
Common Stock to-be Issued	222,400	222,400
Shares Subscription Receivable	—	—
Additional paid-in capital	—	—
Retained Earnings (Accumulated deficit)	(910,049)	(504,482)
Accumulated other comprehensive income	27,024	(3,731)
Total Shareholders’ Equity (Deficit)	(650,625)	(275,813)
Total Liabilities and Shareholders’ Equity (Deficit)	$2,825,714	$3,263,038

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Six Months ended
	June 30, 2022	June 30, 2021
	(unaudited)	(unaudited)
Sales	$203,172	$55,097
Costs of goods sold	310,829	106,202
Gross Profit	(107,657)	(51,105)

Operating Expenses

Selling expenses
Advertising and promotion fees	2,119	7,730
Travel and lodging expenses	—	1,796
Total selling expenses	2,119	9,526

General and administrative expenses
Payroll and employee benefit	20,846	40,901
Professional fees	31,902	26,749
Consultant fees	34,832	—
Tax expenses	1,834	1,773
Research and development expenses	122,661	—
Office expenses	33,606	18,145
Travel and lodging expenses	1,359	—
Meal and entertainment	7,884	—
Total general and administrative expenses	254,924	87,568
Total Operating Expenses	257,043	97,094

Income (Loss) from Operation	(364,700)	(148,199)

Other Income (Expenses)
Interest income	5	3
Interest expenses	(37,188)	(19,816)
Other income (expenses)	(2,861)	6,977
Total Other Income (Expenses)	(40,044)	(12,836)

Lose before Provision for Income Tax	(404,744)	(161,035)
Provision for Income Tax	823	84
Net Loss	$(405,567)	$(161,119)

Other comprehensive income (loss)
Effects of foreign currency conversion	30,755	(1,863)
Total comprehensive income (loss)	$(374,812)	$(162,982)
Basic and Fully Diluted Loss per Share	$(0.00)	$(0.00)
Weighted average shares outstanding	100,000,000	100,000,000

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(unaudited)

	Ordinary Shares Par Value $0.0001 per share		Common Stock to-be Issued	Shares Subscription Receivable	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity (Deficit)
	Shares	Amount
Balance at January 1, 2021	100,000,000	$10,000	$—	$(10,000)	$—	$(13,476)	$664	$(12,812)
Receipt of share subscription receivable	—	—	—	10,000.00	—	—	—	10,000
Net income	—	—	—	—	—	(161,119)	—	(161,119)
Other comprehensive income	—	—	—	—	—	—	(1,863)	(1,863)
Balances at June 30, 2021	100,000,000	$10,000	$—	$—	$—	$(174,595)	$(1,199)	$(165,794)

Balance at January 1, 2021	100,000,000	$10,000	$222,400	$—	$—	$(504,482)	$(3,731)	$(275,813)
Net income	—	—	—	—	—	(405,567)	—	(405,567)
Other comprehensive income	—	—	—	—	—	—	30,755	30,755
Balances at June 30, 2022	100,000,000	$10,000	$222,400	$—	$—	$(910,049)	$27,024	$(650,625)

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	For the Six Months ended
	June 30, 2022	June 30, 2021
Cash Flows from Operating Activities
Net loss	$(405,567)	$(161,119)
Adjustments to reconcile net loss
Depreciation and amortization	87,502	72,940
Amortization of operating lease right-of-use assets	38,229	2,011
Provision for inventory impairment	99,588	—
Changes in assets and liabilities
Accounts receivable	18,556	—
Others receivable	6,114	(1,746)
Advances and prepayments to suppliers	21,038	(36,133)
Inventories	7,469	(324,204)
Accounts payable	(14,886)	117,839
Accrued expenses	26,393	33,620
Operating lease liabilities	(63,444)	(2,200)
Net cash used by operating activities	(179,008)	(296,482)

Cash Flows from Investing Activities
Purchase of property and equipment	(495)	(7,005)
Advances and loans made to related parties	—	13,990
Net cash provided (used) by investing activities	(495)	6,985

Cash Flows from Financing Activities
Proceeds from common stock subscription	—	10,000
Precedes from loans payable	—	—
Proceeds from related parties	259,551	317,093
Repayment to related parties	(157,263)	(15,734)
Net cash provided (used) by financing activities	102,288	311,359

Effect on changes in foreign exchange rate	23,761	2,463
Increase (decrease) in cash	(53,454)	21,815
Cash at beginning of period	99,684	294
Cash at end of period	$46,230	$22,109
Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest	$2,891	$3,428
Income tax	$823	$84
Non-cash investing and financing activities:
Termination of ROU assets and lease liabilities	$20,639	$—

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION

Cordyceps Sunshine Biotech Holdings Co., Ltd. (“Cordyceps Sunshine Cayman”) was incorporated on May 4, 2020 under the laws of the Cayman Islands. On June 5, 2020, Cordyceps Sunshine Cayman established a wholly owned subsidiary, Cordyceps Sunshine Biotec Co., Ltd (“Cordyceps Sunshine HK”) in Hongkong. On June 5, 2020, Cordyceps Sunshine HK established a wholly owned subsidiary, Chengdu Skyherb Biotechnology Co., Ltd (“Chengdu Skyherb” or “Cordyceps Sunshine WFOE”) in the People’s Republic of China (“PRC”). On November 3, 2021, Cordyceps Sunshine Cayman established a branch (“Cordyceps Sunshine Taiwan Branch”) in Taiwan, Republic of China.

Cordyceps Sunshine Cayman, its Taiwan branch, and its wholly owned subsidiaries are collectively referred to herein as the “Company”, “we” and “us”, unless specific reference is made to an entity.

The Company focus on cultivating and sales of cordyceps.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts of the Company, its Taiwan branch, and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Certain amounts in the prior year’s consolidated financial statements and notes have been revised to conform to the current year presentation.

Interim Financial Statements

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, these condensed consolidated financial statements do not include all of the information and footnotes required for audited annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary to make the condensed consolidated financial statements not misleading have been included.

The unaudited condensed consolidated financial statements included herein should be read in conjunction with the audited consolidated financial statements and the notes for the year ended December 31, 2021. The results of operations for the nine and three months ended June 30, 2022, are not necessarily indicative of the results to be expected for the full year.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“USD”), which is the reporting currency of the Company. The functional currency of Cordyceps Sunshine HK is Hong Kong dollar (“HKD”). The functional currency of Chengdu Skyherb is Renminbi (“RMB”). The functional currency of Cordyceps Sunshine Taiwan Branch is New Taiwan dollar (“TWD”).

The Company maintains its books and record in its functional currency. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. The resulting exchange differences are recorded in the statements of operations.

The reporting currency of the Company is the United States Dollars (“US$”), and the accompanying consolidated financial statements have been expressed in US$. In accordance with ASC Topic 830- 30, “Translation of Financial Statements”, assets and liabilities of the Company whose functional currency is not US$ are translated into US$,

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from the translation of financial statements are recorded as a separate component of accumulated other comprehensive gain (loss) within the statements of changes in shareholders’ deficit.

The exchange rates used for foreign currency translation were as follows:

(1)    USD$1 = HKD

Period Covered	Balance Sheet Date	Average Rates
Six months ended June 30, 2022	7.8472	7.8260
Six months ended June 30, 2021	7.7658	7.7617

(2)    USD$1 = RMB

Period Covered	Balance Sheet Date	Average Rates
Six months ended June 30, 2022	6.6981	6.4791
Six months ended June 30, 2021	6.4566	6.4702

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through local authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

(3)    USD$1 = TWD

Period Covered	Balance Sheet Date	Average Rates
Six months ended June 30, 2022	29.7400	28.7290
Six months ended June 30, 2021	27.9100	28.0314

Statements of Cash Flows

In accordance with FASB ASC 830-230, “Statement of Cash Flows”, cash flows from the Company’s operations is calculated based upon the functional currency. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheet.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as operating environment changes. Significant estimates and assumptions by management include, among others, estimated life and impairment of long-lived assets, allowance for doubtful accounts, contingencies, valuation of inventories and income taxes including the valuation allowance for deferred tax assets.

While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Value of Financial Instruments

The Company adopted ASC 820 “Fair Value Measurements,” which defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. Current assets and current liabilities qualified as financial instruments and management believes their carrying amounts are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and if applicable, their current interest rate is equivalent to interest rates currently available. The three levels are defined as follow:

Level 1:	Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2:

Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value.

As of the balance sheet date, the estimated fair values of the financial instruments approximated their fair values due to the short-term nature of these instruments. Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates the hierarchy disclosures each year.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash in time deposits, certificates of deposit and all other highly liquid instruments with original maturities of three months or less.

Accounts Receivable

Accounts receivable, net represent the amounts that the Company has an unconditional right to consideration, which are stated at the original amount less an allowance for doubtful receivables. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is remote. In circumstances in which the Company receives payment for accounts receivable that have previously been written off, the Company reverses the allowance and bad debt.

Inventory

Inventories, consisting of raw materials, work-in-process, and finished goods are stated at the lower of cost or net realizable value utilizing the weighted average method.

Work-in-process inventoried costs on cultivating cordyceps includes direct materials, direct cultivating labor costs, and applicable overhead, which includes fringe benefits, cultivating related utility, and cultivating facilities management salaries and services. To the extent a material amounts of such costs are related to an abnormal event or are fixed costs not appropriately attributable to cordyceps cultivation, they are expensed in the current period rather than inventoried. Inventoried costs include amounts relating to cordyceps cultivation with long-term production cycles, a portion of which is not expected to be realized within one year.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The determination of net realizable value of long-term cordyceps cultivation costs is based upon quarterly reviews of costs incurred and estimated costs to complete the cultivating process. When costs incurred and the estimate to complete exceed the net realizable value of cordyceps cultivated, a loss provision is recorded.

The Company review and identify impaired inventory quarterly, including excess or obsolete inventory, based on expected production usage, abnormal production cycle. Impaired inventories are charged to cost of revenues in the period the impairment occurs. The allowance for inventory impairment are removed from the accounts when the relevant inventory is sold or disposed.

Property, plant and equipment

Property and equipment primarily consist of cultivation equipment, office equipment, furniture, tools and construction in progress. Cultivation equipment, office equipment, furniture and tools are stated at cost less accumulated depreciation less any provision required for impairment in value. Depreciation is computed using the straight-line method with residual value rate of 5% based on the estimated useful lives as follows:

Buildings and cultivation facilities	20 years (by local laws)
Machinery and equipment	3 – 10 years
Office equipment and furniture	5 years

The Company constructs its cultivation facilities, which is accounted for as construction in progress before completed. In addition to cost under the construction contracts, interest cost and external costs directly related to the construction of such facilities, including equipment installation and shipping costs, are capitalized.

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

Intangible assets, net

Purchased intangible assets are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method based on their estimated useful lives.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the six months ended June 30, 2022 and 2021.

Operating lease

The Company leases are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets incurred in the six months ended June 30, 2022 and 2021.

Comprehensive Income (Loss)

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income/loss, its components and accumulated balances. Components of comprehensive income/loss include net income/loss and foreign currency translation adjustments. The component of accumulated other comprehensive income (loss) consisted of foreign currency translation adjustments.

Revenue Recognition

The Company adopted ASC 606 upon inception. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

A performance obligation is a promise in a contract to transfer a distinct goods to the customer and is the unit of account in ASC 606. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised goods or services is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue is recognized for sales of cordyceps at the point in time when the cordyceps are delivered to or picked up by, and accepted by customers. Costs accumulated during the cordyceps cultivating process are recognized as inventory; and charged to cost of goods sold upon cordyceps delivery to or pick up by customers.

The Company’s return policy allows for the return of damaged or defective products, and the Company absorbs the shipping fee for the return. The Management believes the return is immaterial because the customers inspect and accept the goods upon delivery or pick up. There were no return in the six months ended June 30, 2022 and 2021.

Payments for cordyceps sales received in advance in accordance to the contract is recognized as deferred revenues when received.

Income Taxes

The Company accounts for income taxes under the provision of FASB ASC 740- 10, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company accounts for income taxes in interim periods in accordance with FASB ASC 740-270, “Interim Reporting.” The Company has determined an estimated annual effective tax rate. The rate will be revised, if necessary, as of the end of each successive interim period during the Company’s fiscal year to its best current estimate. The estimated annual effective tax rate is applied to the year- to-date ordinary income (or loss) at the end of the interim period.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Earnings per share

Basic earnings per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the six months ended June 30, 2022 and 2021, the Company had no dilutive stocks.

Concentration of Credit Risk

Financial instruments the Company holds that are subject to concentrations of credit risk are cash, restricted cash, notes receivables and accounts receivable arising from its normal business activities. The Company places its cash and restricted cash in what it believes to be credit-worthy financial institutions. The Company routinely assesses the credit status of its customers and, based upon factors surrounding the credit risks, establishes an allowance, if required, for uncollectible accounts. The company believes its notes receivable and accounts receivable credit risk exposure beyond such allowance is limited.

Related Parties Transactions

A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered as a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts of related party transactions due to their related party nature.

Segment Reporting

ASC 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s chief operating decision maker organizes segments within the Company for making operating decisions assessing performance and allocating resources. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

Management determined the Company’s operations constitute a single reportable segment in accordance with ASC 280. The Company operates exclusively in one business and industry segment: cultivating and sales of cordyceps.

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12 — Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on its the consolidated financial position, statements of operations and cash flows.

Note 3 — GOING CONCERN

The financial statements have been prepared “assuming that we will continue as a going concern,” which contemplates that we will realize our assets and satisfy our liabilities and commitments in the ordinary course of business.

The Company has not yet established an ongoing source of revenues and cash flows sufficient to cover the operating costs and allow it to continue as a going concern. The Company incurred loss of $405,567 and $161,119 for the six months ended June 30, 2022 and 2021, respectively. As of June 30, 2022, the Company had an accumulated deficit of $910,049. These factors among others raise substantial doubt about the ability to continue as a going concern for a reasonable period of time.

In order to continue as a going concern, The Company will need, among other things, additional capital resources. Management’s plan is to obtain such resources by obtaining capital from management sufficient to meet its minimal operating expenses and seeking third party equity and/or debt financing. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans. These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 4 — ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	June 30, 2022	December 31, 2021
	(unaudited)
Accounts receivable	$233,543	$224,097
Accounts receivable-related party	89,116	133,909
Less: Allowance for doubtful accounts	—	—
Accounts receivable, net	$322,659	$358,006

Bad debt expense charged to operations was $0 for the six months ended June 30, 2022 and 2021.

Refer to Note 7 (1) — Sales of Cordyceps to Related Party for accounts receivable of related party.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — INVENTORIES

Inventories consist of following:

	June 30, 2022	December 31, 2020
	(unaudited)
Finished goods	$137,530	$466,449
Work-in-progress	420,731	390,588
Supplies and packing materials	13,204	13,878
Less: Allowance for obsolete inventory	(218,013)	(390,563)
Total, net	$353,452	$480,352

The Company recorded impairment of obsolete or slow-moving inventory of $99,588 and $nil for the six months ended June 30, 2022 and 2021, respectively.

Note 6 — PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment:

	June 30, 2022	December 31, 2020

	(unaudited)
Buildings and cultivation facilities	$653,917	$687,318
Machinery and equipment	1,049,060	1,102,141
Office equipment and furniture	104,203	104,417
Total	1,807,180	1,893,876
Less: Accumulated depreciation	(256,229)	(179,922)
Total property, plant and equipment, net	$1,550,951	$1,713,954

Depreciation expense charged to operations was $87,502 and $72,940 for six months ended June 30, 2022 and 2021, respectively.

Note 7 — RELATED PARTY TRANSACTIONS

The Company had transactions with the following related parties:

Name of Related Party	Nature of Relationship
Mr. Szuhao Huang	Director, Chief Executive Officer (“CEO”)
Mr. Yenhung Liu	Director of the Company
Mr. Xusheng Niu	Legal Representative of Chengdu Skyherb
Mrs. Xiangtao Yao	Wife of Xusheng Niu
Chengdu Zhonghe sunshine Biotechnology Co., Ltd (“Chengdu Zhonghe”)	A company whose legal representative is Mr. Yenhung Liu
Gasar Biotechnology Co., Ltd	A company managed by Mr. Szuhao Huang,
Foshan Xiongluyu Tea Co., Ltd.	A company whose legal representative is Mrs. Xiangtao Yao
Chengdu Zangqingyuan Herb Co., Ltd.	A company whose legal representative is Mrs. Xiangtao Yao

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — RELATED PARTY TRANSACTIONS (cont.)

(1)    Sales to related parties

The Company did not sell cordyceps to related parties in the six months ended June 30, 2022, and sold cordyceps of $12,844 to Foshan Xiongluyu Tea Co., Ltd. in the six months ended June 30, 2021.

Accounts receivable from related parties consists of the following:

	June 30, 2022	December 31, 2021
	(unaudited)
Chengdu Zangqingyuan Herb Co.,	$89,116	$133,609
Foshan Xiongluyu Tea Co., Ltd.	—	—
Less: Allowance for doubtful accounts	—	—
Accounts receivable, net	$89,116	$133,609

(2)    Loan receivable-related parties

The Company made loans to an unrelated party in the amount of $146,040 for the period from May 4, 2020 Inception) to December 31, 2020. The loan is non-interest bearing and has a maturity date of August 30, 2021 which was extended to August 30, 2023. The outstanding loan balance was $146,040 as of December 31, 2020.

On August 29, 2021, Mr. Szuhao Huang, our CEO, assumed the liability to payback this loan. The outstanding loan balance was $146,040 as of June 30, 2022, which was subsequently paid off in September 2022, as more fully disclosed in Note 14, Subsequent events.

(3)    Purchase from a relate party

On June 28, 2020, the Company, Chengdu Zhonghe, and Chengdu Helian Industrial Park Investment Co., Ltd, from whom Chengdu Zhonghe bought the breeding center before it was completed, signed certain rights and obligation transfer agreement whereby Chengdu Zhonghe will transfer its rights to the breeding center to the Company for $670,891 (RMB 4,380,000). The Company has paid the full amount for the purchase as of December 31, 2020. The breeding center is located at No. 1, Floor 1-2, Building 1, No. 689, Boshi Road, Shouan Town, Pujiang County, Sichuan Province, China, with a construction area of 1,788 square meters. The construction of the breeding center was completed in December 2020, and Chengdu Skyherb began to use the center for its cordyceps cultivating since then. As of the filling date, the transfer procedures, such as changing the building’s title, are still in process.

On June 15, 2020, the Company purchased certain fixed assets and inventory from Chengdu Zhonghe in the amount of $1,574,603 (RMB10,280,000). The balance of accounts payable to Chengdu Zhonghe was $1,061,136 and $1,115,902 as of June 30, 2022 and December 31, 2021, respectively.

On September 10, 2021, the Company paid $100,000 to purchase certain office equipment and fixture from Gasar Biotechnology Co., Ltd to use in the Taiwan office. These fixed assets are depreciated over the office lease term of 49 months, using a straight-line method.

(4)    Due from related parties

The company advanced fund to Gasar Biotechnology Co., Ltd, a company controlled by Mr. Szuhao Huang, to work on the Company’s project. When the projects were completed, Gasar Biotechnology Co., Ltd. either refund to the Company, or reported expenses to the Company, which recorded such expenses in the period incurred. As of the date of this report, the amount due from Gasar Biotechnology Co., Ltd. became zero, as more fully disclosed in Note 14, Subsequent events.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — RELATED PARTY TRANSACTIONS (cont.)

Due from related parties consists of the following:

	June 30, 2022	December 31, 2021
	(unaudited)
Gasar Biotechnology Co., Ltd	$148,900	$148,900
Less: Allowance for doubtful accounts	—	—
Total, net	$148,900	$148,900

(5)    Due to related parties

On June 27, 2020, Chengdu Skyherb entered into a loan agreement to borrow $1,263,665 (RMB 8,250,000) from Mr. Xusheng Niu and Mrs. Xiangto Yao as working capital to purchase fixed assets and inventory. The Company repaid $17,691 and accrued interest of $20,284 for the period from May 4, 2020 Inception) to December 31, 2020, the balances due to Mr. XuSheng Niu is $1,285,559 as of December 31, 2020. Such balances bear annual interest of 5%, are personally guaranteed by Mr. Szuhao Huang, and with a maturity date of December 31, 2022.

In 2021 and 2022, Mr. Xusheng Niu and Mrs. Xiangtao Yao continued to make fund to Chengdu Skyherb to finance its operations due to lack of cash rescuers. Such funds bear annual interest of 5%, non-secured, due on demand, and without a written loan agreement. The Company accrued interest expenses of $34,297 and $16,388 in the six months ended June 30, 2022 and 2021, respectively.

The Company advanced fund to Mr. Szuhao Huang, our CEO, to work on the Company’s projects in 2020. When the projects were completed, Mr. Huang reported expenses to the Company, which recorded such expenses in the period incurred. In 2021 and 2022, due to lack of cash resources, Mr. Szuhao Huang made fund to Cordyceps Sunshine Taiwan Branch to finance its operation. These funds are non-interest bearing, non-secured, due on demand, and without a written agreement.

Due to related parties consists of the following:

	June 30, 2022	December 31, 2020
	(unaudited)
Mr. Xusheng Niu	$755,536	$768,714
Mrs. Xiangtao Yao	695,661	790,051
Mr. Szuhao Huang	165,646	12,519
Total	$1,616,843	$1,571,284

Note 8 — LEASES

The Company has operating leases for corporate offices and employees’ accommodation. These leases have remaining lease terms of 1 month to 4 years. The Company has elected to not recognize lease assets and liabilities for leases with a term less than twelve months.

The Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is incremental borrowing rate or, if available, the rate implicit in the lease. The Company determines the incremental borrowing rates for these leases based primarily on lease terms were 4.75% in PRC, and 3.94% in Taiwan.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — LEASES (cont.)

The components of lease costs, lease term and discount rate with respect of corporate offices and employees’ accommodation leases with an initial term of more than 12 months are as follows:

	For the Six Months Ended
	June 30, 2022	June 30, 2021
	(unaudited)	(unaudited)
Operating lease cost	$36,475	$2,322
	June 30, 2022	December 31, 2021
	(unaudited)
Weighted Average Remaining Lease Term – Operating leases	3.5 years	3.93 years
Weighted Average Discount Rate – Operating leases	3.94%	3.98%

As of June 30, 2022, the future maturity of lease liabilities is as follows:

For the years ended December 31,	Operating Leases
Remaining of 2022	$32,548
2023	65,096
2024	65,096
2025	65,096
Total undiscounted cash flows	227,836
Less: imputed interest	(15,078)
Present value of lease liabilities	212,758
Less: current portion	57,881
Non-current lease liabilities	$154,877

Note 9 — ACCRUED EXPENSES

Accrued expenses consist of the following:

	June 30, 2022	December 31, 2021
	(unaudited)
Accrued pension and employee benefit	$78,795	$54,203
Accrued office expenses	—	1,785
Taxes payable	401	419
Total	$79,196	$56,407

Note 10 — LONG-TERM LOANS PAYABLE

In 2020, Cordyceps Sunshine Cayman entered into loan agreements to borrow totally $414,000 from six individuals to finance its operation. These loans were non-interest bearing, non-secured, and had a term of one year which was subsequently extended two more years. The outstanding balance of these loans amounted to $414,000 as of June 30, 2022 and 2021.

Note 11 — EQUITY CAPITAL

On May 4, 2020, Cordyceps Sunshine Cayman issued 1 common shares to Sertus Nominees (Cayman) Limited, and Sertus Nominees (Cayman) Limited then transferred the share to Mr. Szu Hao Huang.

On July 17, 2020, Cordyceps Sunshine Cayman repurchased all of the share of Mr. Szu Hao Huang and issued a total of 100,000,000 shares with a par value of $0.0001 per share for $10,000, which was subsequently received in 2021.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — EQUITY CAPITAL (cont.)

On August 13, 2021, the Company entered private replacement subscription agreements with 65 investors to offer a total of 11,120,000 shares of common stock, at a price of $0.02 per share for an aggregate purchase price amount of $222,400, which was received in 2021 and recorded as common stock to-be issued as of December 31, 2021, because such shares were subsequently issued in July 2022.

Note 12 — INCOME TAXES

Cayman Islands

Under the current laws of Cordyceps Sunshine Cayman is not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the Cayman Islands

Hong Kong

Cordyceps Sunshine HK is incorporated in Hong Kong and has no operating profit or tax liabilities during the periods. Cordyceps Sunshine HK is subject to tax at 8.25% on the first HKD2,000,000 profit and 16.5% on the remaining profits arising in or derived from Hong Kong.

Taiwan, Republic of China

Cordyceps Sunshine Biotech Holdings Co., Ltd. is incorporated in the Cayman Islands, and has established a branch in Taiwan. It is a branch office of a foreign company and is not an independent legal entity, subject to the provisions of the For-profit Income Tax Act. The applicable sales tax rate is 5%, and the applicable income tax rate is 20%.

China, PRC

Chengdu Skyherb was incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

The components of income tax expense as follows:

	June 30, 2022	June 30, 2021
	(unaudited)	(unaudited)
Current income tax	$823	$84
Deferred income tax	—	—
	$823	$84

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to examination. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of June 30, 2022 and 2021.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — CONCENTRATIONS, RISKS AND UNCERTAINTIES

Concentration

The Company offers one product (cordyceps) for sale while depends on limited suppliers for materials. Accordingly, the Company has a concentration risk related to its customers and suppliers. Failure to maintain existing relationships with the customers and suppliers or to establish new relationships in the future could negatively affect the Company’s ability to generate revenue and obtain materials in a timely manner.

The concentration on customers’ sales is as follows:

	For the Six Months Ended
	June 30, 2022		June 30, 2021
	(unaudited)		(unaudited)
	Amount	%	Amount	%
Customer B	$86,258	42.45%	$—	—
Customer D-related party	—	—	12,884	23.4%
Customer E	47,753	23.5%	—	—
Customer F	49,389	24.3%	—	—
Customer A	—	—	38,007	69.0%
	$183,400	90.3%	$50,891	92.4%

The concentration on suppliers’ purchases is as follows:

	For the Six Months Ended
	June 30, 2022		June 30, 2021
	(unaudited)		(unaudited)
Supplier A	$—	—	$23,887	15.7%
Supplier B	—	—	116,054	19.2%
Supplier C	4,902	61.0%	—	—
Supplier D	1,546	19.2%	—	—
	$6,448	80.2%	$139,941	35.0%

Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. The Company held cash and cash equivalents which were deposited in financial institutions located in Mainland China, and each bank account is insured by the local government authority with the maximum limit of RMB 500,000 (equivalent to approximately $71,821). The Company also held cash and cash equivalents which were deposited in financial institutions located in Taiwan, and each bank account is insured by the local government authority with the maximum limit of TWD 3,000,000 (equivalent to approximately $108,147).To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

The Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — CONCENTRATIONS, RISKS AND UNCERTAINTIES (cont.)

Liquidity risk

The Company is also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the shareholders to obtain short-term funding to meet the liquidity shortage.

Foreign currency risk

Substantially all of the Company’s operating activities and the Company’s assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Other risk

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID- 19 outbreak and spread, which could significantly disrupt the Company’s operations.

Note 14 — SUBSEQUENT EVENTS

Issuance of common stock

On August 13, 2021, the Company entered private replacement subscription agreements with 65 investors to offer a total of 11,120,000 shares of common stock, at a price of $0.02 per share for an aggregate purchase price amount of $222,400, which was received by the Company in 2021. The 11,120,000 shares of common stock were subsequently issued in July 2022.

The amounts due from Mr. Huang and Gasar Biotechnology Co., Ltd. became zero as of the date of this report.

The Company advanced fund to Gasar Biotechnology Co., Ltd, a company controlled by Mr. Szuhao Huang, our CEO, to work on the Company’s projects. When the projects were completed, Gasar Biotechnology Co., Ltd. either refund to the Company, or reported expenses to the Company, which recorded such expenses in the period incurred. As of June 30, 2022, the balance due from Gasar Biotechnology Co., Ltd was $148,900. As of the date of this report, the balance due from Gasar Biotechnology Co., Ltd. became zero.

The Company made loans to an unrelated party in the amount of $146,040 for the period from May 4, 2020 Inception) to December 31, 2020. The loan is non-interest bearing and has a maturity date of August 30, 2021 which was extended to August 30, 2023. On August 29, 2021, Mr. Szuhao Huang, our CEO, assumed the liability to payback this loan. The outstanding loan balance was $146,040 as of June 30, 2022, which was subsequently paid off in September 2022.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Cordyceps Sunshine Biotech Holdings Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cordyceps Sunshine Biotech Holdings Co., Ltd. and subsidiaries (the Company) as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, stockholders’ equity (deficit), and cash flows for the year ended December 31, 2021 and the period from May 4, 2020 (inception) to December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and the period from May 4, 2020 (inception) to December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred recurring net losses with significant accumulated deficit, and negative cash flows from operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Related Parties Transactions

The Company has significant transactions with related parties. The evaluation of the Company’s identification of related parties and related party transactions required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s procedures performed to identify related parties and related party transactions of the Company.

Our audit procedures related to the Company’s identification of related parties and related party transactions included the following, among others:

•        Inquired with executive officers, key members of management, the Board of Directors and others within the Company regarding related party relationships and transactions;

•        Read agreements and contracts with and between related parties and, in certain cases third parties, and evaluated whether authorization and approvals were obtained and the terms and other information about transactions are consistent with explanations from inquiries and other audit evidence obtained about the business purpose of the transactions;

•        Analysed the general ledger detail and inspected journal entries to identify potential additional transactions with related parties;

•        Compared the Company’s reconciliation of applicable accounts to related parties’ records of transactions and balances;

•        Received confirmations from related parties, and, in certain cases third parties, and compared responses to the Company’s records;

•        Performed the following procedures to identify information related to potential additional transactions between the Company and related parties that may also include third parties:

•        Read the Company’s minutes from meetings of the Board of Directors and related committees of the Board of Directors;

•        Inspected annual questionnaires completed by the Company’s directors and officers;

•        Read publicly available sources including the Company’s public filings and press releases as well as certain analyst and industry reports

/S/ Keith K Zhen CPA
Keith K Zhen CPA PCAOB ID 6673 We have served as the Company’s auditor since 2022 Brooklyn, NY September 20, 2022

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2021	December 31, 2020
ASSETS
Current Assets:
Cash and cash equivalents	$99,684	$294
Accounts receivable, net (Note 4)	358,006	—
Others receivable	16,476	2,764
Advances and prepayments to suppliers	27,410	19,457
Inventory (Note 5)	480,352	685,410
Due from related parties (Note 7 – 4)	136,381	241,082
Total Current Assets	1,118,309	949,007

Loan receivable-related parties (Note 7 – 2)	146,040	146,040
Property, plant and equipment, net (Note 6)	1,713,954	1,712,162
Operating lease right of use asset, net	272,216	18,502
Total Assets	$3,250,519	$2,825,711

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	$111,696	$123
Accounts payable-related party (Note 7 – 3)	1,115,902	1,093,557
Accrued expenses (Note 9)	56,407	29,529
Due to related parties (Note 7 – 5)	1,558,765	1,285,559
Operating lease liabilities – current	66,237	4,699
Total Current Liabilities	2,909,007	2,413,467

Long-term Loans payable (Note 10)	414,000	414,000
Operating lease liabilities – noncurrent	203,325	11,056
Total Liabilities	3,526,332	2,838,523

Commitments and Contingencies (Note 13)	—	—

Shareholders’ Equity:
Common Stock, par value $0.0001, 500,000,000 shares authorized; 100,000,0000 shares issued and outstanding as of December 31, 2021 and 2020	10,000	10,000
Common Stock to-be Issued	222,400	—
Shares Subscription Receivable	—	(10,000)
Additional paid-in capital	—	—
Retained Earnings (Accumulated deficit)	(504,482)	(13,476)
Accumulated other comprehensive income	(3,731)	664
Total Shareholders’ Equity (Deficit)	(275,813)	(12,812)
Total Liabilities and Shareholders’ Equity (Deficit)	$3,250,519	$2,825,711

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Year Ended December 31, 2021	For the Period from May 4, 2020 (Inception) to December 31, 2020
Revenue
Sales of Cordyceps	$879,318	$43,458
Training of Cordyceps cultivation	—	91,262
Total revenue	879,318	134,720

Costs of Revenue
Sales of Cordyceps	1,055,530	40,648
Training of Cordyceps cultivation	—	—
Total of costs of revenue	1,055,530	40,648
Gross Profit	(176,212)	94,072

Operating Expenses

Selling expenses
Advertising and promotion fees	22,735	—
Travel and lodging expenses	4,563	7,337
Total selling expenses	27,298	7,337

General and administrative expenses
Payroll and employee benefit	80,225	42,118
Professional fees	109,212	25,000
Consultant fees	7,724	—
Tax expenses	4,110	1,721
Research and development expenses	25,052	—
Office expenses	23,933	3,645
Travel and lodging expenses	13,613	3,769
Meal and entertainment	9,801	1,750
Total general and administrative expenses	273,670	78,003
Total Operating Expenses	300,968	85,340

Income (Loss) from Operation	(477,180)	8,732

Other Income (Expenses)
Interest income	13	7
Interest expenses	(12,350)	(20,284)
Other income (expenses)	(1,138)	11
Total Other Income (Expenses)	(13,475)	(20,266)

Lose before Provision for Income Tax	(490,655)	(11,534)
Provision for Income Tax	351	1,942
Net Loss	$(491,006)	$(13,476)

Other comprehensive income (loss)
Effects of foreign currency conversion	(4,395)	664
Total comprehensive income (loss)	$(495,401)	$(12,812)
Basic and Fully Diluted Loss per Share	$(0.00)	$(0.00)
Weighted average shares outstanding	100,000,000	100,000,000

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Ordinary Shares Par Value $0.0001 per share		Common Stock to-be Issued	Shares Subscription Receivable	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity (Deficit)
	Shares	Amount
Balance at May 4, 2020 (Inception)	—	$—	$—	$—	$—	$—	$—	$—
Issuance of ordinary shares	100,000,000	10,000	—	(10,000)	—	—	—	—
Net income	—	—	—	—	—	(13,476)	—	(13,476)
Other comprehensive income	—	—	—	—	—	—	664	664
Balances at December 31, 2020	100,000,000	$10,000	$—	$(10,000)	$—	$(13,476)	$664	$(12,812)

Receipt of share subscription receivable	—	—	—	10,000	—	—	—	10,000
Proceeds from share subscription	—	—	222,400	—	—	—	—	222,400
Net income	—	—	—	—	—	(491,006)	—	(491,006)
Other comprehensive income							(4,395)	(4,395)
Balances at December 31, 2021	100,000,000	$10,000	$222,400	$—	$—	$(504,482)	$(3,731)	$(275,813)

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2021	For the Period from May 4, 2020 (Inception) to December 31, 2020
Cash Flows from Operating Activities

Net loss	$(491,006)	$(13,476)
Adjustments to reconcile net loss
Depreciation and amortization	149,238	26,635
Amortization of operating lease right-of-use assets	9,846	1,873
Provision for inventory impairment	385,828	—
Changes in assets and liabilities
Accounts receivable	(353,665)	—
Others receivable	(13,533)	(2,614)
Advances and prepayments to suppliers	(7,386)	(18,401)
Inventories	(166,681)	(648,216)
Accounts payable	105,846	500,194
Accrued expenses	25,838	27,927
Operating lease liabilities	(9,688)	(4,471)
Net cash used by operating activities	(365,363)	(130,549)

Cash Flows from Investing Activities
Purchase of property and equipment	(110,815)	(1,111,749)
Advances and loans made to related parties	—	(388,960)
Net cash provided (used) by investing activities	(110,815)	(1,500,709)

Cash Flows from Financing Activities
Proceeds from common stock subscription	232,400	—
Precedes from loans payable	—	414,000
Proceeds from related parties	582,806	1,235,228
Repayment to related parties	(240,702)	(17,691)
Net cash provided (used) by financing activities	574,504	1,631,537

Effect on changes in foreign exchange rate	1,064	15
Increase (decrease) in cash	99,390	294
Cash at beginning of period	294	—
Cash at end of period	$99,684	$294

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest	$—	$—
Income tax	$351	$1,942

Non-cash investing and financing activities:
Recognition of ROU assets and lease liabilities	$261,351	$19,371
Liabilities assumed in connection with purchase of property and equipment	$—	$534,138

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION

Cordyceps Sunshine Biotech Holdings Co., Ltd. (“Cordyceps Sunshine Cayman”) was incorporated on May 4, 2020 under the laws of the Cayman Islands. On June 5, 2020, Cordyceps Sunshine Cayman established a wholly owned subsidiary, Cordyceps Sunshine Biotec Co., Ltd (“Cordyceps Sunshine HK”) in Hongkong. On June 5, 2020, Cordyceps Sunshine HK established a wholly owned subsidiary, Chengdu Skyherb Biotechnology Co., Ltd (“Chengdu Skyherb” or “Cordyceps Sunshine WFOE”) in the People’s Republic of China (“PRC”). On November 3, 2021, Cordyceps Sunshine Cayman established a branch (“Cordyceps Sunshine Taiwan Branch”) in Taiwan, Republic of China.

Cordyceps Sunshine Cayman, its Taiwan branch, and its wholly owned subsidiaries are collectively referred to herein as the “Company”, “we” and “us”, unless specific reference is made to an entity.

The Company focus on cultivating and sales of cordyceps.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts of the Company, its Taiwan branch, and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Certain amounts in the prior year’s consolidated financial statements and notes have been revised to conform to the current year presentation.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“USD”), which is the reporting currency of the Company. The functional currency of Cordyceps Sunshine HK is Hong Kong dollar (“HKD”). The functional currency of Chengdu Skyherb is Renminbi (“RMB”). The functional currency of Cordyceps Sunshine Taiwan Branch is New Taiwan dollar (“TWD”)

The Company maintains its books and record in its functional currency. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. The resulting exchange differences are recorded in the statements of operations.

The reporting currency of the Company is the United States Dollars (“US$”), and the accompanying consolidated financial statements have been expressed in US$. In accordance with ASC Topic 830-30, “Translation of Financial Statements”, assets and liabilities of the Company whose functional currency is not US$ are translated into US$, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from the translation of financial statements are recorded as a separate component of accumulated other comprehensive gain (loss) within the statements of changes in shareholders’ deficit.

The exchange rates used for foreign currency translation were as follows:

(1)    USD$1 = HKD

Period Covered	Balance Sheet Date	Average Rates
Year ended December 31, 2021	7.7996	7.7727
Year ended December 31, 2020	7.7563	7.7563

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(2)    USD$1 = RMB

Period Covered	Balance Sheet Date	Average Rates
Year ended December 31, 2021	6.3726	6.4508
Year ended December 31, 2020	6.5286	6.9032

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through local authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

(3)    USD$1 = TWD

Period Covered	Balance Sheet Date	Average Rates
Year ended December 31, 2021	27.7400	27.9366
Year ended December 31, 2020	28.0800	29.4568

Statements of Cash Flows

In accordance with FASB ASC 830-230, “Statement of Cash Flows”, cash flows from the Company’s operations is calculated based upon the functional currency. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheet.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as operating environment changes. Significant estimates and assumptions by management include, among others, estimated life and impairment of long-lived assets, allowance for doubtful accounts, contingencies and litigation, total costs in connection with service revenues, valuation of inventories and income taxes including the valuation allowance for deferred tax assets.

While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Fair Value of Financial Instruments

The Company adopted ASC 820 “Fair Value Measurements,” which defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. Current assets and current liabilities qualified as financial instruments and management believes their

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

carrying amounts are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and if applicable, their current interest rate is equivalent to interest rates currently available. The three levels are defined as follow:

Level 1:	Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2:

Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value.

As of the balance sheet date, the estimated fair values of the financial instruments approximated their fair values due to the short-term nature of these instruments. Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates the hierarchy disclosures each year.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash in time deposits, certificates of deposit and all other highly liquid instruments with original maturities of three months or less.

Accounts Receivable

Accounts receivable, net represent the amounts that the Company has an unconditional right to consideration, which are stated at the original amount less an allowance for doubtful receivables. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is remote. In circumstances in which the Company receives payment for accounts receivable that have previously been written off, the Company reverses the allowance and bad debt.

Inventory

Inventories, consisting of raw materials, work-in-process, and finished goods are stated at the lower of cost or net realizable value utilizing the weighted average method.

Work-in-process inventoried costs on cultivating cordyceps includes direct materials, direct cultivating labor costs, and applicable overhead, which includes fringe benefits, cultivating related utility, and cultivating facilities management salaries and services. To the extent a material amounts of such costs are related to an abnormal event or are fixed costs not appropriately attributable to cordyceps cultivation, they are expensed in the current period rather than inventoried. Inventoried costs include amounts relating to cordyceps cultivation with long-term production cycles, a portion of which is not expected to be realized within one year.

The determination of net realizable value of cordyceps cultivation costs is based upon quarterly reviews of costs incurred and estimated costs to complete the cultivating process. When costs incurred and the estimate to complete exceed the net realizable value of cordyceps cultivated, a loss provision is recorded.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company review and identify impaired inventory quarterly, including excess or obsolete inventory, based on expected production usage, abnormal production cycle. Impaired inventories are charged to cost of revenues in the period the impairment occurs.

Property, plant and equipment

Property and equipment primarily consist of cultivation equipment, office equipment, furniture, tools and construction in progress. Cultivation equipment, office equipment, furniture and tools are stated at cost less accumulated depreciation less any provision required for impairment in value. Depreciation is computed using the straight-line method with residual value rate of 5% based on the estimated useful lives as follows:

Buildings and cultivation facilities	20 years (by local laws)
Machinery and equipment	3 – 10 years
Office equipment and furniture	5 years

The Company constructs its cultivation facilities, which is accounted for as construction in progress before completed. In addition to cost under the construction contracts, interest cost and external costs directly related to the construction of such facilities, including equipment installation and shipping costs, are capitalized.

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

Intangible assets, net

Purchased intangible assets are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method based on their estimated useful lives.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the period from May 4, 2020 (Inception) to December 31, 2020 and the year ended December 31, 2021.

Operating lease

The Company leases are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets incurred in the years ended December 31, 2021 and 2020.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive Income (Loss)

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income/loss, its components and accumulated balances. Components of comprehensive income/loss include net income/loss and foreign currency translation adjustments. The component of accumulated other comprehensive income (loss) consisted of foreign currency translation adjustments.

Revenue Recognition

The Company adopted ASC 606 upon inception. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

A performance obligation is a promise in a contract to transfer a distinct goods to the customer and is the unit of account in ASC 606. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised goods or services is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue is recognized for sales of cordyceps at the point in time when the cordyceps are delivered to or picked up by, and accepted by customers. Costs accumulated during the cordyceps cultivating process are recognized as inventory; and charged to cost of goods sold upon cordyceps delivery to or pick up by customers.

The Company’s return policy allows for the return of damaged or defective products, and the Company absorbs the shipping fee for the return. The Management believes the return is immaterial because the customers inspect and accept the goods upon delivery or pick up. There were no return in the years ended December 31, 2021 and 2020.

Payments for cordyceps sales received in advance in accordance to the contract is recognized as deferred revenues when received.

In 2020, the Company occasionally provided one customer with training service to lean Cordyceps related knowledge and preliminary artificial cultivation technology. The customer wished to cooperate with the Company to join the Cordyceps artificial cultivation field. The Company recognizes training service revenue for cordyceps cultivation service over time as performance obligations are satisfied over the life of the service. This was a onetime transaction. The Company does not intend and has not provided such training service after that. The Management does not consider training service constitute a reportable segment in accordance with ASC 280, “Segment Reporting”.

Income Taxes

The Company accounts for income taxes under the provision of FASB ASC 740-10, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Earnings per share

Basic earnings per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the period from May 4, 2020 (Inception) to December 31, 2020 and the year ended December 31, 2021, the Company had no dilutive stocks.

Concentration of Credit Risk

Financial instruments the Company holds that are subject to concentrations of credit risk are cash, restricted cash, notes receivables and accounts receivable arising from its normal business activities. The Company places its cash and restricted cash in what it believes to be credit-worthy financial institutions. The Company routinely assesses the credit status of its customers and, based upon factors surrounding the credit risks, establishes an allowance, if required, for uncollectible accounts. The company believes its notes receivable and accounts receivable credit risk exposure beyond such allowance is limited.

Related Parties Transactions

A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered as a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts of related party transactions due to their related party nature.

Segment Reporting

ASC 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s chief operating decision maker organizes segments within the Company for making operating decisions assessing performance and allocating resources. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

Management determined the Company’s operations constitute a single reportable segment in accordance with ASC 280. The Company operates exclusively in one business and industry segment: cultivating and sales of cordyceps.

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12 — Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on its the consolidated financial position, statements of operations and cash flows.

Note 3 — GOING CONCERN

The financial statements have been prepared “assuming that we will continue as a going concern,” which contemplates that we will realize our assets and satisfy our liabilities and commitments in the ordinary course of business.

The Company has not yet established an ongoing source of revenues and cash flows sufficient to cover the operating costs and allow it to continue as a going concern. The Company incurred loss of $491,006 and $13,476 for the year ended December 31, 2021 and the period from May 4, 2020 (inception) to December 31, 2020, respectively. As of December 31, 2021, the Company had an accumulated deficit of $504,482. These factors among others raise substantial doubt about the ability to continue as a going concern for a reasonable period of time.

In order to continue as a going concern, The Company will need, among other things, additional capital resources. Management’s plan is to obtain such resources by obtaining capital from management sufficient to meet its minimal operating expenses and seeking third party equity and/or debt financing. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans. These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 4 — ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:	December 31, 2021	December 31, 2020
Accounts receivable	$224,097	$—
Accounts receivable-related party	133,909	—
Less: Allowance for doubtful accounts	—	—
Accounts receivable, net	$358,006	$—

Bad debt expense charged to operations was $0 for the year ended December 31, 2021 and the period from May 4, 2020 to December 31, 2020.

Refer to Note 7 (1) — Sales of Cordyceps to Related Party for accounts receivable of related party.

Note 5 — INVENTORIES

Inventories consist of following:	December 31, 2021	December 31, 2020
Finished goods	$466,449	$20,328
Work-in-progress	390,588	665,082
Supplies and packing materials	13,878	—
Less: Allowance for obsolete inventory	(390,563)	—
Total, net	$480,352	$685,410

The Company recorded impairment of obsolete or slow-moving inventory of $390,563 and $nil for the year ended December 31, 20201 and the period from May 4, 2020 (Inception) to December 31, 2020, respectively.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment:

	December 31, 2021	December 31, 2020
Buildings and cultivation facilities	$687,318	$670,894
Machinery and equipment	1,102,141	1,065,513
Office equipment and furniture	104,417	3,918
Total	1,893,876	1,740,325
Less: Accumulated depreciation	(179,922)	(28,163)
Total property, plant and equipment, net	$1,713,954	$1,712,162

Depreciation expense charged to operations was $149,238 for the year ended December 31, 2022, and $26,635 for period from May 4, 2020 (inception) to December 31, 2021. Depreciation expense with respect to production equipment was charged to production was $148,818 and $26,523 for the year ended December 31, 2021 and the period from May 4, 2020 (inception) to December 31, 2020, respectively. The remainder, depreciation expense attributable to equipment used in administration, was $420 and $112 for the year ended December 31, 2021 and the period from May 4, 2020 (inception) to December 31, 2020, respectively, and were included in general and administration expenses.

Note 7 — RELATED PARTY TRANSACTIONS

The Company had transactions with the following related parties:

Name of Related Party	Nature of Relationship
Mr. Szuhao Huang	Director, Chief Executive Officer (“CEO”)
Mr. Yenhung Liu	Director of the Company
Mr. Xusheng Niu	Legal Representative of Chengdu Skyherb
Mrs. Xiangtao Yao	Wife of Xusheng Niu
Chengdu Zhonghe sunshine Biotechnology Co., Ltd (“Chengdu Zhonghe”)	A company whose legal representative is Mr. Yenhung Liu
Gasar Biotechnology Co., Ltd	A company managed by Mr. Szuhao Huang,
Foshan Xiongluyu Tea Co., Ltd.	A company whose legal representative is Mrs. Xiangtao Yao
Chengdu Zangqingyuan Herb Co., Ltd.	A company whose legal representative is Mrs. Xiangtao Yao

(1)    Sales to related parties

The Company sold cordyceps of $182,775 and $43,458 to Chengdu Zangqingyuan Herb Co., Ltd, a related company whose legal representative and principal shareholder is Mrs. Xiangtao Yao, in the year ended December 31, 2021 and the period from May 4, 2020 (inception) to December 31,2020 respectively. The Company sold cordyceps of $93,012 and $0 to Foshan Xiongluyu Tea Co., Ltd. In the year ended December 31, 2021 and the period from May 4, 2020 (inception) to December 31, respectively. All of these sales are made at prevalling market price.

Accounts receivable from related parties consists of the following:

	December 31, 2021	December 31, 2020
Chengdu Zangqingyuan Herb Co.,	$133,909	$—
Foshan Xiongluyu Tea Co., Ltd.	—	—
Less: Allowance for doubtful accounts	—	—
Accounts receivable, net	$133,909	$—

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — RELATED PARTY TRANSACTIONS (cont.)

(2)    Loan receivable-related parties

The Company made loans to an unrelated party in the amount of $146,040 for the period from May 4, 2020 Inception) to December 31, 2020. The loan is non-interest bearing and has a maturity date of August 30, 2021 which was extended to August 30, 2023. The outstanding loan balance was $146,040 as of December 31, 2020.

On August 29, 2021, Mr. Szuhao Huang, our CEO, assumed the liability to payback this loan. The outstanding loan balance was $146,040 as of December 31, 2021.

(3)    Purchase from a relate party

On June 28, 2020, the Company, Chengdu Zhonghe, and Chengdu Helian Industrial Park Investment Co., Ltd, from whom Chengdu Zhonghe bought the breeding center before it was completed, signed certain rights and obligation transfer agreement whereby Chengdu Zhonghe will transfer its rights to the breeding center to the Company for $670,891 (RMB 4,380,000). The Company has paid the full amount for the purchase as of December 31, 2020. The breeding center is located at No. 1, Floor 1-2, Building 1, No. 689, Boshi Road, Shouan Town, Pujiang County, Sichuan Province, China, with a construction area of 1,788 square meters. The construction of the breeding center was completed in December 2020, and Chengdu Skyherb began to use the center for its cordyceps cultivating since then. As of the filling date, the title transfer procedures are still in process.

On June 15, 2020, the Company purchased certain fixed assets and inventory from Chengdu Zhonghe in the amount of $1,574,603 (RMB10,280,000). The balance of accounts payable to Chengdu Zhonghe was $1,115,902 and $1,093,557 as of December 31, 2021 and 2020, respectively.

On September 10, 2021, the Company paid $100,000 to purchase certain office equipment and fixture from Gasar Biotechnology Co., Ltd to use in the Taiwan office. These fixed assets are depreciated over the office lease term of 49 months, using a straight-line method.

(4)    Due from related parties

The Company advanced fund to Mr. Szuhao Huang, our CEO, to work as the petty cash fund for the Company, such as registering the Company’s trademark in Taiwan,, business entertainment for the Comoany, etc. The company also advanced fund to Gasar Biotechnology Co., Ltd, a company controlled by Mr. Szuhao Huang, to work as the petty cash fund for the Company. On the other hand, due to lack of cash resources, Mr. Szuhao Huang made fund to Cordyceps Sunshine Taiwan Branch to finance its operation. These funds are non-interest bearing, non-secured, due on demand, and without a written agreement.

Due from related parties consists of the following:

	December 31, 2021	December 31, 2020
Mr. Szuhao Huang	$(12,519)	$142,182
Gasar Biotechnology Co., Ltd	148,900	98,900
Less: Allowance for doubtful accounts	—	—
Total, net	$136,381	$241,082

(5)    Due to related parties

On June 27, 2020, Chengdu Skyherb entered into a loan agreement to borrow $1,263,665 (RMB 8,250,000) from Mr. Xusheng Niu and Mrs. Xiangtao Yao as working capital to purchase fixed assets and inventory. The Company repaid $17,691 and accrued interest of $20,284 for the period from May 4, 2020 Inception) to December 31, 2020, the balances due to Mr. Xusheng Niu and Mrs. Xiangtao Yao was $1,285,559 as of December 31, 2020. Such balances bear annual interest of 5%, are personally guaranteed by Mr. Szuhao Huang, and with a maturity date of December 31, 2022.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — RELATED PARTY TRANSACTIONS (cont.)

In 2021, Mr. Xusheng Niu and Mrs. Xiangtao Yao continued to make fund to Chengdu Skyherb to finance its operations due to lack of cash rescuers. Such funds bear annual interest of 5%, non-secured, due on demand, and without a written loan agreement. In the year ended December 31, 2021, the Company repaid $157,953 and accrued interest expenses of $12,350. The balance due to Mr. Xusheng Niu and Mrs. Xiangtoa Yao was $1,558,765 as of December 31, 2021.

Due to related parties consists of the following:

	December 31, 2021	December 31, 2020
Mr. Xusheng Niu	$768,714	$378,799
Mrs. Xiangtao Yao	790,051	906,760
Total	$1,558,765	$1,285,559

Note 8 — LEASES

The Company has operating leases for corporate offices and employees’ accommodation. These leases have remaining lease terms of 1 month to 4 years. The Company has elected to not recognize lease assets and liabilities for leases with a term less than twelve months.

The Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is incremental borrowing rate or, if available, the rate implicit in the lease. The Company determines the incremental borrowing rates for these leases based primarily on lease terms were 4.75% in PRC, and 3.94% in Taiwan.

The components of lease costs, lease term and discount rate with respect of corporate offices and employees’ accommodation leases with an initial term of more than 12 months are as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020
Operating lease cost	$74,887	$2,176
Weighted Average Remaining Lease Term – Operating leases	3.93 years	3.58 years
Weighted Average Discount Rate – Operating leases	3.98%	4.75%

The following is a schedule, by years, of maturities of corporate offices and employees’ accommodation lease liabilities as of December 31, 2021:

For the years ended December 31,	Operating Leases
2022	$75,608
2023	75,932
2024	69,789
2025	69,789
Total undiscounted cash flows	291,118
Less: imputed interest	(21,556)
Present value of lease liabilities	$269,562

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31, 2021	December 31, 2020
Accrued pension and employee benefit	$54,203	$26,500
Accrued office expenses	1,785	771
Taxes payable	419	2,258
Total	$56,407	$29,529

Note 10 — LONG-TERM LOANS PAYABLE

In 2020, Cordyceps Sunshine Cayman entered into loan agreements to borrow totally $414,000 from six individuals to finance its operation. These loans were non-interest bearing, non-secured, and had a term of one year which was subsequently extended two more years. The outstanding balance of these loans amounted to $414,000 as of December 31, 2021 and 2020.

Note 11 — EQUITY CAPITAL

On May 4, 2020, Cordyceps Sunshine Cayman issued 1 common shares to Sertus Nominees (Cayman) Limited, and Sertus Nominees (Cayman) Limited then transferred the share to Mr. Szu Hao Huang.

On July 17, 2020, Cordyceps Sunshine Cayman repurchased all of the share of Mr. Szu Hao Huang and issued a total of 100,000,000 shares with a par value of $0.0001 per share for $10,000, which was subsequently received in 2021.

On August 13, 2021, the Company entered private replacement subscription agreements with 65 investors to offer a total of 11,120,000 shares of common stock, at a price of $0.02 per share for an aggregate purchase price amount of $222,400, which was received in 2021 and recorded as common stock to-be issued as of December 31, 2021, because such shares were subsequently issued in July 2022.

Note 12 — INCOME TAXES

Cayman Islands

Under the current laws of Cordyceps Sunshine Cayman is not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the Cayman Islands.

Hong Kong

Cordyceps Sunshine HK is incorporated in Hong Kong and has no operating profit or tax liabilities during the periods. Cordyceps Sunshine HK is subject to tax at 8.25% on the first HKD2,000,000 profit and 16.5% on the remaining profits arising in or derived from Hong Kong.

Taiwan, Republic of China

Cordyceps Sunshine Biotech Holdings Co., Ltd. is incorporated in the Cayman Islands, and has established a branch in Taiwan. It is a branch office of a foreign company and is not an independent legal entity, subject to the provisions of the For-profit Income Tax Act. The applicable sales tax rate is 5%, and the applicable income tax rate is 20%.

China, PRC

Chengdu Skyherb was incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — INCOME TAXES (cont.)

The components of income tax expense as follows:

	December 31, 2013	December 31, 2012
Current income tax	$351	$1,942
Deferred income tax	—	—
	$351	$1,942

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to examination. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2021 and 2020.

Note 13 — CONCENTRATIONS, RISKS AND UNCERTAINTIES

Concentration

The Company offers one product (cordyceps) for sale while depends on limited suppliers for materials. Accordingly, the Company has a concentration risk related to its customers and suppliers. Failure to maintain existing relationships with the customers and suppliers or to establish new relationships in the future could negatively affect the Company’s ability to generate revenue and obtain materials in a timely manner.

The concentration on customers’ sales is as follows:

	For the Year Ended December 31, 2021		For the Year Ended December 31, 2020
	Amount	%	Amount	%
Customer A	$—		$91,262	68.0%
Customer B-related party	182,775	20.8%	43,458	32.0%
Customer C-related party	93,012	10.6%	—	—
Customer D	225,410	25.6%	—	—
Customer E	137,618	15.7%	—	—
Customer F	129,692	14.7%	—	—
	$768,507	87.4%	$134,720	100.0%

The concentration on suppliers’ purchases is as follows:

	For the Year Ended December 31, 2021		For the Year Ended December 31, 2020
	Amount	%	Amount	%
Supplier A	$—	—	$523,483	90.0%
Supplier B	—	—	54,462	9.0%
Supplier C	116,564	42.5%	—	—
Supplier D	64,481	23.5%	—	—
Supplier E	37,476	13.7%	—	—
	$218,521	79.8%	$577,945	99.0%

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — CONCENTRATIONS, RISKS AND UNCERTAINTIES (cont.)

Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. The Company held cash and cash equivalents which were deposited in financial institutions located in Mainland China, and each bank account is insured by the local government authority with the maximum limit of RMB 500,000 (equivalent to approximately $71,821). The Company also held cash and cash equivalents which were deposited in financial institutions located in Taiwan, and each bank account is insured by the local government authority with the maximum limit of TWD 3,000,000 (equivalent to approximately $108,147).To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

The Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

Liquidity risk

The Company is also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the shareholders to obtain short-term funding to meet the liquidity shortage.

Foreign currency risk

Substantially all of the Company’s operating activities and the Company’s assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Other risk

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread, which could significantly disrupt the Company’s operations.

Note 14 — SUBSEQUENT EVENTS

On August 13, 2021, the Company entered private replacement subscription agreements with 65 investors to offer a total of 11,120,000 shares of common stock, at a price of $0.02 per share for an aggregate purchase price amount of $222,400, which was received by the Company in 2021. The 11,120,000 shares of common stock were subsequently issued in July 2022.

11,120,000 Ordinary Shares

Cordyceps Sunshine Biotech Holdings Co., Ltd.

____________________

PROSPECTUS

____________________

No dealer, sales representative or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of any offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information set forth herein is correct as of any time subsequent to the date hereof.

The Date of This Prospectus Is: _______, 2022

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. Recent Sales of Unregistered Securities

Founding Transactions

We were incorporated in Cayman Islands as an exempted company on May 4, 2020. The subscriber received one ordinary share of our Company upon incorporation. On the same day, the subscriber transferred Szu Hao Huang the one ordinary share. The transaction was not registered under the Securities Act in reliance on an exemption from registration set forth in Section 4(a)(2) and/or Regulation S thereof.

In connection with the incorporation, on July 17, 2020, the Company issued 58,000,000, 20,000,000, 10,000,000, 5,000,000, and 7,000,000 ordinary shares, respectively to Dalan Vincent Holdings Limited, AJRD Holdings Limited, XXPK Holdings Limited, RJEP Holdings Limited, and Silver Spring Asia Holdings Limited. On the same day, the Company repurchased the one ordinary shares from Szu Hao Huang. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

On April 20, 2021, XXPK Holdings Limited transferred 7,847,400 and 2,152,600 ordinary shares, respectively to Dalan Vincent Holdings Limited and AJRD Holdings Limited. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

On May 21, 2021, AJRD Holdings Limited transferred 2,153,600 ordinary shares to 50 individual investors. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

Private Placement Financings

In August 2021, we entered into subscription agreements and registration rights agreements, pursuant to which we sold through a Regulation S offering a total of 11,120,000 ordinary shares to 65 shareholders, at a price of $0.02 per share, for an aggregate purchase price of $222,400. The transactions were not registered under the Securities Act in reliance on an exemption from registration set forth in Regulation S promulgated hereunder as a transaction by the Company not involving any public offering, because the securities were sold in an offshore transaction by a foreign issuer, to foreign investors, not using any directed selling efforts in the United States. These securities may not be offered or sold in the United States in the absence of an effective registration statement or an exemption from the registration requirements under the Securities Act.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits. The following exhibits are included herein or incorporated herein by reference:

The following documents are filed as part of this registration statement:

EXHIBIT INDEX

Exhibit No.	Description
3.1**	Memorandum and Articles of Association of Cordyceps Sunshine Biotech Holdings Co., Ltd.
5.1*	Opinion of [*], Cayman Islands counsel of Cordyceps Sunshine Biotech Holdings Co., Ltd., as to the validity of the ordinary shares
8.1*	Opinion of Tianyuan Law firm, PRC counsel of Cordyceps Sunshine Biotech Holdings Co., Ltd., as to certain PRC tax matters (included in Exhibit 99.1)
10.1**	Form of Private Placement Subscription Agreement for Regulation S investors
10.2**	Employment Agreement by and between the Registrant and Szu Hao Huang dated May 6, 2020
10.3**	Translation of Patent Licensed Agreement
10.4**	Director Offer Letter with Yenhung Liu
10.5**	Inventory Transfer Agreement between Chengdu Zhonghe and Chengdu Skyherb
10.6**	Breeding Center Transfer Agreement
10.7**	Form of Purchase Contract between Buyer and Chengdu Skyherb
10.8**	Related Party Transaction — Loan Agreement and Debt Transfer Agreement
10.9+	Asset Transfer Agreement between Chengdu Zhonghe and Chengdu Skyherb
14.1**	Code of Business Conduct and Ethics of Cordyceps Sunshine Biotech Holdings Co., Ltd.
21.1**	List of subsidiaries
23.1*	Consent of Keith K Zhen CPA
23.2*	Consent of [--], Cayman Islands counsel of Cordyceps Sunshine Biotech Holdings Co., Ltd. (included in Exhibit 5.1)
23.3*	Consent of Tianyuan Law firm (included in Exhibit 99.1)
23.4+	Consent of Professor Quangsen Li
99.1*	Opinion of Tianyuan Law firm, PRC counsel of Cordyceps Sunshine Biotech Holdings Co., Ltd., as to certain PRC legal matters

____________

+        Filed herewith.

*        To be filed by amendment.

**      Filed previously.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. Undertakings

The undersigned Registrant hereby undertakes:

1.      To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.       To include any Prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.      To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.      That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.      That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.       Any Preliminary Prospectus or Prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.      Any free writing Prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.    The portion of any other free writing Prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.      Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

5.      That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: each Prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than Prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or Prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or Prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or Prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Taipei, Taiwan, on [*], 2022.

Cordyceps Sunshine Biotech Holdings Co., Ltd.
By:
Szu Hao Huang
Chief Executive Officer, Chief Financial Officer and Director
(Principal Executive Officer and Principal Accounting and Financial Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date
	Director, Chief Executive Officer and Chief Financial Officer	[*], 2022
Szu Hao Huang
	Director	[*], 2022
Yenhung Liu

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on [*], 2022.

By:
	Name:	Colleen A. De Vries
	Title:	Senior Vice-President on behalf of Cogency Global Inc.